Exhibit 99.2

CANADA MORTGAGE AND HOUSING CORPORATION 2025 Annual Report To request an alternate format, please contact us at: 1-800-668-2642 700 Montreal Road, contactcentre@cmhc.ca Ottawa, Ontario K1A 0P7 CMHC.ca

Canada Mortgage and Housing Corporation contributes to the well-being of Canada’s housing system. We deliver housing finance solutions and provide lenders reliable access to mortgage funding. We also provide crucial research, data and insights to inform decisions for better housing sector outcomes, and deliver housing programs for the Government of Canada. 2025 Annual Report 2

Table of Contents Message from the Chair 4 Message from the President and CEO 6 Our Strategy 8 Our Performance 11 Management Discussion and Analysis . 15 Operating Environment 16 Business and Financial Highlights 19 Providing Housing Finance Solutions . 22 Deliver Government Housing Programs and Priorities 28 Building and Sharing our Housing Knowledge and Expertise 34 A High Performing Organization 37 Risk Management 39 Climate-Related Financial Risk Disclosures 42 Capital Management 43 Consolidated Financial Statements 45 Corporate Governance 130 Legislative framework . 130 Board of Directors . 130 Executive Committee . 132 Appendices 134 Enhanced Financial Reporting by Crown Corporations . 134 Climate-related Financial Risk Disclosures . 139 Glossary 159 Historical Information . 162 2025 Annual Report 3

Message from the Chair “CMHC’s role evolved in 2025, and I will gladly say that is par for the course. Since its creation in 1946, CMHC has always been nimble and ready to meet the changing moment.” In 2025, factors like trade tensions and broader economic uncertainty made headwinds that pushed against the housing market. Developers, both private and not-for-profit, struggled to keep pace with demand. Meanwhile, too many Canadians continued to struggle to find suitable homes they could afford. Through all of this, I’m pleased to say that CMHC was there for Canadians. With commercial products, housing programs and leading-edge research and data, we worked to ease these pressures and strengthen Canada’s housing system. CMHC’s role evolved in 2025, and I will gladly say that is par for the course. Since its creation in 1946, CMHC has always been nimble and ready to meet the changing moment. 2025 Annual Report 4

This year, CMHC supported the Government of Canada as it launched a new federal housing agency, Build Canada Homes. We’re now working side-by-side with this new partner; with Housing, Infrastructure and Communities Canada (HICC); and with a whole host of other federal agencies. Together, we’re providing a whole-of-government response to one of the biggest challenges of our time. In 2025, CMHC also continued to build and deepen partnerships with private companies, not-for-profit agencies, Indigenous communities and other levels of government. All have a role to play in building a better housing future in this country, and I’m pleased to say that all have stepped forward with energy, ideas and real hard work. As Chair of CMHC’s Board of Directors, I oversaw CMHC’s work in 2025. The Board was, as always, impressed by the professionalism and skill of the whole CMHC team. We’re grateful for their support, particularly from the Executive Committee, who worked side-by-side with us throughout the year. We were pleased to welcome a new Board member, Paul Halucha, in his capacity as Deputy Minister of HICC. Late in the year, a new Deputy Minister of Finance was also announced, meaning the Board will say a grateful goodbye to ex-officio member Chris Forbes and welcome new Deputy Minister Nick Leswick. He is joining an already strong Board with deep knowledge and expertise, and enthusiasm for CMHC’s mission. We’re excited about the year ahead, and the chance to make a positive impact together. As CMHC enters its 80th year in 2026, I can say with certainty that it remains able and eager to respond to the next changes and the next challenges. CMHC is ready to be there again for Canadians. Don Iveson Chair, CMHC Board of Directors 2025 Annual Report 5

Message from the President and CEO “I’m proud of what we achieved in 2025 – and even more excited about what’s next. In 2026, CMHC marks 80 years of helping to house Canadians, a milestone that underscores our experience and our unique ability to tackle the challenges ahead.” Housing supply and affordability remained one of Canada’s greatest challenges in 2025. CMHC rose to meet this challenge head-on, putting all the organization’s tools to work to make an impact in communities across the country. Through the Apartment Loan Construction Program and multi-unit mortgage loan insurance, CMHC supported most of the rental construction in Canada in 2025. If you see a crane on a residential building site in your community, chances are it’s a project backed by CMHC. 2025 Annual Report 6

We also continued to inform government and industry decisions through our trusted research and insights. Our 2025 Housing Supply Gaps Report took a deep dive into shortages in Canada’s largest cities and pointed to practical solutions to close the supply-demand gap. Behind every result is strong management – of people, risk, finances, knowledge, and technology. This year’s annual report introduces new performance measures that demonstrate these strengths. They show that CMHC continues to be a high performing organization with passionate, expert employees dedicated to improving housing outcomes. Partnerships are also integral to our success. In 2025, we continued to work closely with Housing, Infrastructure and Communities Canada, the federal department now responsible for housing policy and program development, and for oversight of CMHC. We also welcomed a new federal partner, Build Canada Homes (BCH), opening new opportunities to collaborate and scale up affordable supply. Looking ahead, BCH is taking the lead on creating more affordable housing, as CMHC’s programs in that area are winding down. CMHC will focus on market housing, continuing to provide housing programs and commercial products in this space. Market housing represents the vast majority of housing in Canada, and we are well positioned to continue to have significant impact. I’m proud of what we achieved in 2025 – and even more excited about what’s next. In 2026, CMHC marks 80 years of helping to house Canadians, a milestone that underscores our experience and our unique ability to tackle the challenges ahead. We’ll use every tool in our toolbox, working with our 10,000 partners and clients across the housing system to deliver results Canadians can count on. Coleen Volk President and Chief Executive Officer 2025 Annual Report 7

Our Strategy In 2025, we updated our strategy to reflect the unique role our organization plays in the broader Canadian housing system. Addressing housing challenges requires an all-of-government, partner-wide approach. CMHC must focus on the areas that are within its sphere of influence and where it can make the most significant impact. Our mission has been updated to reflect shifts in the external environment and evolving system needs. Our Mission We contribute to a well-functioning housing system by providing housing finance solutions, delivering programs on behalf of the Government, making funding available, and providing trusted expertise on housing. Strategic Objectives To achieve our mission, we have prioritized four strategic objectives where we will concentrate our efforts while ensuring that we are aligned with the needs of our stakeholders. 2025 Annual Report 8

Housing Finance We help maintain the stability of Canada’s housing finance market system by ensuring access to capital, staying resilient Solutions to disruptions, and remaining competitive and financially sound while managing risk. Our Mortgage Loan Insurance supports Offer solutions to enable access to homeownership and multi-unit housing and includes products housing financing and ensure housing that encourage affordability, accessibility and climate compatibility. Our securitization activities and covered bond framework finance system stability through all provide reliable access to mortgage funding. Together, these economic cycles. tools enable us to adapt to economic changes and to strengthen the housing finance system. Housing Knowledge We close critical knowledge gaps in the housing market and Expertise by delivering timely, relevant, and objective insights. Our research leadership positions us as a trusted authority, Build and share our knowledge and expertise enabling stakeholders to make informed decisions and of the housing system to drive informed strengthen the housing sector. Through valuable insights and solutions, we help address current and future decision making, stimulate dialogue, and housing challenges. improve outcomes in the housing sector. Housing We deliver programs that meet diverse housing needs Programs and support populations that are made vulnerable, ensuring more Canadians have access to suitable housing. By strengthening our capabilities, we enable scalable Deliver housing programs to increase program delivery that adapts to evolving Government housing supply, preserve stock and of Canada priorities to help address both current and contribute to affordable housing. future challenges. High Performing Focusing on operational excellence ensures that we deliver on our mandate and meet stakeholder Organization expectations. By continuously improving processes Be a high performing organization through and fostering a culture of high standards, we increase our ability to achieve sustainable success for the sound risk, financial, people, knowledge, organization. and technology management to effectively and efficiently deliver on our mandate. 2025 Annual Report 9

Our mandate shapes our mission and strategic objectives, and we express each objective through housing outcomes that define the change we aim to create. Our strategic results, each paired with clear performance indicators, show how well we are progressing. We have also adapted a balanced scorecard approach and mapped all these results and measures across the four perspectives to ensure we have a holistic, balanced and inter-connected view of performance. 2025 Annual Report 10

Our Performance Our corporate performance measures provide a framework for assessing progress against our strategic results and informing evidence-based decision making. These measures evaluate the effectiveness and impact of our products, programs and activities. They also ensure alignment with Government of Canada priorities, including accelerating housing supply, expanding affordable housing and ensuring fiscal discipline to maximize outcomes for Canadians. 2025 Annual Report 11

9.7% MLI Return on Required Equity1 2025 target STRATEGIC RESULT Reasonable rate of return 7.8% to the Government of Canada with due regard for loss 315% Adherence to Housing Program Targets 2025 target STRATEGIC RESULT Housing programs targets are met 100% 361,470 Total Commercial Units Facilitated 2025 target STRATEGIC RESULT Commercial products facilitate 395,600 access to financing 57% Customer Satisfaction Score 2025 target STRATEGIC RESULT Our customers and stakeholders 61% are satisfied 45 Insight Influence Index1 STRATEGIC RESULT We understand and address the most 2025 target relevant knowledge gaps to accelerate decisions and contribute 58 to system stability CMHC is seen as a leader on housing research 1 3-Year Target (2026). 2025 Annual Report 12

Adherence to Service Standards 105% for Commercial Products 2025 target STRATEGIC RESULT Product turn-around times 100% meet expectations Adherence to Service Standards 101% for Housing Programs 2025 target STRATEGIC RESULT Program turn-around times 100% meet expectations 8.0% Operating Budget Expense Ratio 2025 target STRATEGIC RESULT We use our budgets effectively 8.2% and manage our resources efficiently 58% Employee Engagement and 2025 target Enablement Index 63% STRATEGIC RESULT Engaged and enabled workforce 100% Adherence to Risk Appetite Framework 2025 target STRATEGIC RESULT Operating within our risk appetite 95% 2025 Annual Report 13

Notes: In 2025, multi-unit (MU) and market rental housing mortgage loan insurance (MLI) applications reached a new record, driven by the MLI Select product, resulting in a higher number of financed units compared with 2024, as well as increased demand for homeowner MLI products that supported lenders in expanding access to homeownership for Canadians. However, due to slower housing construction and sales affecting the volume of new MU MLI financed units, the target for Total Commercial Units Facilitated through our MLI products was missed by 9%. Customer satisfaction remained strong, particularly among clients using CMHC’s research, insights and data products. The 2025 result remained marginally below target, influenced by external changes to our operating environment that influenced client perceptions and extended turnaround times. Our partnership with new federal agency Build Canada Homes, along with greater clarity on future respective responsibilities, is expected to support client sentiment. Employees remained engaged and enabled, delivering high sustained performance. Psychological safety and inclusion sentiment remained stable and strong, though performance was slightly below target due to ongoing adjustments to our operating model. Adherence to Service Standards for Commercial and Housing Programs, Operating Budget Ratio, and Adherence to the Risk Appetite Framework exceeded 2025 targets. MLI Return on Required Equity reached the 2025 milestone and remains on track to meet the 2026 target, while the Insight Influence Index continues to be at risk. 2025 Annual Report 14

Management Discussion and Analysis The following management discussion and analysis of the financial condition and results of operations was prepared for the year ended 31 December 2025 and approved by the Board of Directors on 26 March 2026. This section should be read in conjunction with the audited consolidated financial statements. Unless otherwise indicated, all financial information in this report has been prepared in accordance with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IASB) and all amounts are expressed in Canadian dollars. Forward-looking statements Our annual report contains forward-looking statements that include, but are not limited to: the statements with respect to our outlook for the regulatory environment in which we operate; the outlook and priorities for each activity; and the risk environment. By their nature, forward-looking statements require us to make assumptions. They are subject to inherent risks and uncertainties that may cause actual results to differ materially from expectations expressed in the forward-looking statements. Non-IFRS measures We use a number of financial measures to assess our performance. Some of these measures are not calculated in accordance with IFRS Accounting Standards and are not defined by IFRS Accounting Standards, and do not have standardized meanings that would ensure consistency and comparability with other institutions. These non-IFRS Accounting Standards measures are presented to supplement the information disclosed. They may be useful in analyzing performance and understanding the measures used by management in its financial and operational decision making. Where non-IFRS Accounting Standards measures are used throughout the annual report, a definition of the term will be disclosed in the glossary for non-IFRS Accounting Standards financial measures. 2025 Annual Report 15

Operating Environment External  In 2025, Canada’s economy operated in an environment of subdued global growth and trade disruptions. These factors weighed on Canadian exports, softened consumer confidence and dampened business investment. Challenging global economic conditions were compounded by domestic vulnerabilities, including elevated household debt, slowing population growth, persistently low productivity growth and a stalling housing market. All these factors culminated in modest economic growth of 1.7 percent in 2025, slightly below the 2.0 percent growth in 2024 and broadly in line with Canada’s past 10-year growth rate of 1.9 percent. This slowdown was mirrored in a weakened labour market. Employment growth stalled, with declines in industrial sectors and cities affected by tariffs. Overall, the unemployment rate averaged 6.8 percent, up from 6.4 percent in 2024. Inflation was 2.1 percent in 2025, which was within the Bank of Canada’s target range. This represents a clear slowdown from high inflation levels seen in 2023. To support economic activity and in the face of easing inflation, the Bank of Canada reduced the policy rate by 100 basis points in 2025, ending the year at 2.25 percent. Despite this less restrictive monetary stance, credit conditions stayed tight for households and businesses due to cautious lending and elevated risk premiums. Weak economic growth translated into muted housing activity overall, however conditions varied by region. Ontario and British Columbia posted declines in sales, prices and starts, while other markets such as Alberta – and particularly Quebec – performed better. National home sales totaled 470,000 units in 2025, down 2 percent from 2024 and well below the 10-year average of around 510,000 units. The average MLS® price edged down 1 percent to $680,000, remaining below the 2022 peak of around $710,000. Rental markets continued the easing that started in 2024. Vacancy rates rose from 2.2 percent in 2024 to 3.1 percent in 2025, and rent growth slowed to 5.1 percent, down from 5.4 percent the previous year. Housing starts reached 259,000 units in 2025, a 6-percent increase from 2024, but still below the 2021 peak of around 270,000 units. The housing starts trend climbed steadily through the year, peaking in the autumn before easing slightly toward year-end. The type of starts continued to shift from condominium high-rises toward record levels of purpose-built rentals, with modest growth in ground-oriented homes. Missing middle homes grew by 10 percent in Canada’s seven largest CMAs in 2025. Internal Comprehensive Expenditure Review/ Budget 2025 In 2025, the Government of Canada launched a Comprehensive Expenditure Review (CER). It required most departments and Crown corporations, including CMHC, to develop savings proposals up to 15 percent of their assigned spending base, which is drawn from planned spending in the 2025-26 Main Estimates (appropriations). The impacts from the CER include a reduction in federal funding for CMHC housing programs and the related operating expenditures to support these programs in the following years: 2026-2027 ($284.1 million), 2027-2028 ($451.9 million), 2028-2029 ($808.6 million), 2029-2030 ($856.4 million) and ongoing ($859.9 million). Budget 2025 highlights how CMHC will meet the 15 percent in savings over three years: • The Government of Canada will wind down certain programs that do not directly increase housing supply or target Canadians in housing need. • We will not implement the Canada Secondary Suite Loan program, which is not yet operational, as it has a large potential to overlap with the government’s homeowner insured mortgage rule changes announced in January 2025. For other programs to be wound down, the objectives will be achieved by Build Canada Homes, the new federal agency launched in 2025 to focus on building and financing large scale affordable housing projects. • We will maintain the funding for initiatives that address the housing crisis, including the Apartment Construction Loan Program. 2025 Annual Report 16

Build Canada Homes In 2025, CMHC continued to strengthen its relationship with Housing, Infrastructure and Communities Canada (HICC) and the new agency in its portfolio, Build Canada Homes (BCH). BCH will focus on building and financing affordable housing projects, allowing CMHC to focus most of its activities on market housing. CMHC staff provided guidance and support in standing up BCH. Technology and Business Transformation In 2025, we continued to improve the capabilities we need to deliver on our strategic objectives, while ensuring we remain a resilient organization supported by secure, reliable technology and data. Some of the measures we took are noted elsewhere in the annual report – for example the modernization of our mortgage loan insurance business systems, strengthened data and risk management and progress on cybersecurity. In addition to these, we: • used our comprehensive Cyber Security Roadmap to adopt a risk-based approach, considering independent assessments, our risk appetite and industry best practices (ongoing); and • continued to deliver our Corporate Data Program, which is leading to increased efficiency, reduced data risks and enhanced decision-making (ongoing). Workplace Hybrid Approach Progress In 2025, we advanced our Workplace Hybrid Approach (WHA) by reinforcing our commitment to community as a core value and aligning more closely with the broader ecosystem in which we operate, including financial- and public-sector peers. Our plan to address space constraints across six offices remains on track, supporting our goal of employees and executives returning to the office three to four days per week, respectively. Key milestones include Halifax’s successful transition to a three-day schedule in January 2025. By year-end, Ottawa had 940 employees operating within the WHA model. These efforts reflect our focus on creating a collaborative and flexible work environment that meets organizational needs. Reconciliation Action Plan CMHC’s Reconciliation Action Plan (RAP) is an internal guiding document that provides a roadmap for the organization’s reconciliation journey for the years 2024-26. 2025 highlights include: • delivering Kairos Blanket Exercises to senior leadership and staff, with expanded French and regional sessions planned for 2026; • advancing Indigenous housing research through new collaborations with the Assembly of First Nations and a national At Home in the North housing webinar; • increasing funding and financial support for Indigenous-led initiatives, including $3.8 million in new Innovation Fund approvals and $7.6 million disbursed to Indigenous-led projects; • launching a Ministerial Loan Guarantee pilot to accelerate Indigenous housing project approvals, with 75 percent of applicants opting in; and • strengthening Indigenous visibility, supports and outcomes through major shelter and transitional housing investments and the launch of an Indigenous employee resource group, called The Circle. Workplace Diversity, Equity and Inclusion In 2025, CMHC continued to strengthen diversity, equity, inclusion and accessibility across the organization to sustain a workplace where everyone can thrive and contribute. We delivered on all commitments under our DEI Framework 2023-2025. This has led to fairer and more transparent employment practices, more equitable opportunities for development and career progression, and a reinforced culture of inclusion. Our progress was guided by meaningful engagement with employees and supported by ongoing measurement. Our Inclusion Index remained stable at 78% in 2025, reflecting the impact of these efforts. Building on this progress, we also fulfilled all commitments in our Accessibility Plan 2023-20251. Through this work, we improved the accessibility of our digital tools and office spaces, strengthened awareness and understanding of accessibility and disability, integrated accessibility into leadership accountabilities, and made our practices more inclusive, flexible and responsive to accessibility needs. 1 https://www.cmhc-schl.gc.ca/about-us/corporate-reporting/transparency/accessibility-at-cmhc/2023-2025-accessibility-plan 2025 Annual Report 17

We remain committed to having a workforce that reflects the diversity of the Canadian population. The table below shows how our 2025 workforce representation compares to our minimum goals, including the areas where representation is strong, and where continued focus is needed. CMHC All Employees CMHC People Leaders Group 2025 Actual 2025 Goal 2025 Actual 2025 Goal Women 59.4% 50.9% 54.5% 50.9% Indigenous Peoples 2.8% 5.1% 2.0% 5.1% People with disabilities 11.7% 12.0% 14.0% 12.0% Racialized people 48.5% 28.9% 28.9% 28.9% 2SLGBTQI+ people 6.1% 4.0% 6.1% 4.0% 2025 Annual Report 18

Business and Financial Highlights

Consolidated Financial Highlights

Condensed consolidated balance sheets

	Housing Programs Activity		Mortgage Insurance Activity		Securitization Activity		Eliminations		Total	
(in millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Cash, cash equivalents and investment securities[1]	8,179	5,982	23,421	19,617	3,626	4,504	-	(585)	35,226	29,518
Loans	21,839	17,215	39	43	296,080	277,791	-	-	317,958	295,049
All other assets	840	716	1,752	1,006	1,235	1,065	2	1	3,829	2,788
Total assets	**30,858**	**23,913**	**25,212**	**20,666**	**300,941**	**283,360**	**2**	**(584)**	**357,013**	**327,355**
Insurance contract liabilities	-	-	10,112	8,455	-	-	-	-	10,112	8,455
Borrowings	28,971	22,269	-	-	296,080	277,791	(2)	(587)	325,049	299,473
Unearned premiums and fees	-	-	506	383	2,732	2,660	-	-	3,238	3,043
All other liabilities	1,018	827	294	551	1,140	973	-	(1)	2,452	2,350
Total liabilities	**29,989**	**23,096**	**10,912**	**9,389**	**299,952**	**281,424**	**(2)**	**(588)**	**340,851**	**313,321**
Total equity of Canada	**869**	**817**	**14,300**	**11,277**	**989**	**1,936**	**4**	**4**	**16,162**	**14,034**

[1] Includes securities purchased under resale agreements.

Financial Position

Total equity of Canada increased by $2,128 million driven by the comprehensive income generated by the Mortgage Insurance and Securitization Activities.

Our total assets and liabilities increased throughout the year due to: Increases in loans of $4,685 million, in cash equivalents and investment securities of $2,197 million and in borrowings of $6,829 million all held at amortized cost in the Housing Programs Activity. This growth was driven by additional loans and borrowings under the Canada Greener Homes Loan (CGHL) program and additional loans, borrowings and reinvestment of funds not advanced as loans in cash equivalents and investment securities in the Apartment Construction Loan Program (ACLP) and Affordable Housing Fund (AHF) programs.

Additionally, increases in both loans and borrowings at amortized cost of $18,289 million in the Securitization Activity contributed to the growth, as the higher annual limit announced in September 2023 contributed to new issuances of Canada Mortgage Bonds (CMBs) exceeding maturities.

Finally, the decrease in short-term interest rates and the continued suspension of the dividend in the Mortgage Insurance and Securitization Activities contributed to an increase of $2,933 million in cash equivalents and investment securities held at fair value through other comprehensive income. While an increase of $1,657 million in insurance contract liabilities, mainly attributed to new business underwritten outpacing our recognition of unearned profit, also contributed to the increase in total liabilities.

2025 Annual Report 19

Condensed consolidated statements of income and comprehensive income

(in millions)	Housing Programs Activity 2025	Housing Programs Activity 2024	Mortgage Insurance Activity 2025	Mortgage Insurance Activity 2024	Securitization Activity 2025	Securitization Activity 2024	Eliminations 2025	Eliminations 2024	Total 2025	Total 2024
Government funding	4,922	4,606	-	-	-	-	-	-	4,922	4,606
Housing programs expenses	(4,584)	(4,240)	-	-	-	-	-	-	(4,584)	(4,240)
Premiums and fees earned	-	-	43	38	971	901	-	-	1,014	939
Insurance service result	-	-	1,268	950	-	-	-	-	1,268	950
Operating expenses	(350)	(417)	(212)	(196)	(67)	(65)	-	-	(629)	(678)
All other income[1]	1	33	295	264	150	117	7	5	453	419
Income (loss) before income taxes	**(11)**	**(18)**	**1,394**	**1,056**	**1,054**	**953**	**7**	**5**	**2,444**	**1,996**
Income taxes	(7)	-	(349)	(263)	(263)	(238)	(2)	(1)	(621)	(502)
Net income (loss)	**(18)**	**(18)**	**1,045**	**793**	**791**	**715**	**5**	**4**	**1,823**	**1,494**
Other comprehensive income (loss)	70	21	226	204	14	54	(5)	(12)	305	267
Comprehensive income (loss)	**52**	**3**	**1,271**	**997**	**805**	**769**	**-**	**(8)**	**2,128**	**1,761**

[1] Includes net interest income (loss), investment income, net gains (losses) on financial instruments, insurance finance expense for contracts issued and other income (loss).

Revenues and Expenses

Government funding and housing programs expenses have increased in 2025, mainly driven by an increase of $494 million for the HAF and $107 million for the CGAH program. These increases were partially offset by decreases of $96 million for the Housing Supply Challenge (HSC) and a $130 million reduction in funding to provinces under social housing agreements.

In 2025, our total income before income taxes increased by $448 million (22%) mainly due to the following:

- An increase in insurance service result of $318 million (33%) compared to last year, mainly due to higher insurance revenue as a result of strong overall growth in our transactional homeowner and multi-unit mortgage insurance products, as new business is added faster than existing business is maturing. As well as faster profit recognition patterns (CSM) for all insurance products, due to more favourable repeat price index projections and revised model assumption changes.
- An increase of $69 million (8%) in guarantee fees earned in the Securitization Activity, due to increases in guarantee fee rates in recent years and higher National Housing Act Mortgage Backed Securities (NHA MBS) and CMB annual issuance limits announced in September 2023.
- An increase in all other income of $34 million (8%), mainly due to an increase in investment income of $106 million (14%) driven by a higher average investment balance as we continue to retain capital for multi-unit growth and the revised multi-unit Mortgage Insurer Capital Adequacy Test (MICAT) framework that is coming into effect 1 January 2026. These were partially offset by an increase of $82 million (31%) in insurance finance expenses, due to higher average insurance contract liabilities and higher locked-in discount rates.
- Operating expenses decreased $49 million (7%) largely driven by lower administrative costs in the Housing Programs Activity due to lower costs in CGHL, as volumes decreased in the current year. This decrease was partially offset by higher operating expenses in the Mortgage Insurance Activity to support continued growth in our multi-unit insurance product.

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Other Comprehensive Income Other comprehensive income (OCI), net of tax, increased by $38 million (14%) mainly due to the following: • An increase in remeasurement gains of the net defined benefit plans of $100 million (278%) driven by an increase in the discount rate used to remeasure the pension obligation and strong returns on plan assets in the current year. In the prior year, there were lower net remeasurement gains as the impacts from the increase in the discount rate and strong asset returns were partially offset by updates to demographic assumptions that generated remeasurement losses. • The increase was offset by a net decrease in other comprehensive income of $62 million (73%) which was driven by a $106 million (64%) decrease in net unrealized gains from debt instruments and a $44 million (31%) decrease in insurance finance expense for insurance contracts issued as short term interest rates decreased more significantly in the prior year, compared to the current year. Financial Performance Against 2025 Plan 2025 (in millions) Actual Plan Total assets 357,013 356,892 Total liabilities 340,851 340,817 Total equity of Canada 16,162 16,075 Total revenues and government funding1 7,657 8,358 Total expenses2 5,213 6,114 Income taxes 621 570 Net income 1,823 1,674 Operating budget ratio (%) 8.0% 8.2% 1 Includes net interest income, insurance service result, net financial result, government funding, premiums and fees earned, other and income self-insurance service income (expenses). 2 Includes housing programs expenses and operating expenses. Total equity of Canada was $87 million higher than plan, primarily driven by higher net income of $149 million due to the increase in insurance service results discussed in the Revenue and Expenses section above. Total revenues and government funding were $701 million lower than planned and total expenses were $901 million lower than planned, mainly driven by a difference between expected and actual timing of payments for National Housing Strategy programs, notably, AHF, federal/provincial/territorial partnerships and CGAH. 2025 Annual Report 21

Providing Housing Finance Solutions We deliver mortgage loan insurance and securitization solutions on a commercial basis to approved lenders and issuers. In doing this, we play a key role in maintaining a well-functioning housing finance system through all economic cycles. Our activities support the stability of the Canadian financial system while operating with due regard for loss and without the need for government funding. Mortgage Loan Insurance What we do How we do it We offer competitive mortgage loan insurance (MLI) We work with lenders to offer both high- and low-ratio products to facilitate access to homeownership. transactional and portfolio homeowner MLI products We also offer effective multi-unit mortgage loan in all parts of Canada. We also offer a range of MU MLI insurance (MU MLI) products that enable the financing products that reduce risks for lending institutions, which of new construction of multi-unit residential properties, gives borrowers greater access to financing and allows as well as purchase and refinancing to preserve the lenders to offer them more favourable interest rates. existing stock of multi-unit residential properties, including affordable rental housing. 2025 Annual Report 22

Our 2025 Results

Objectives	Activities
Offer competitive mortgage loan insurance to facilitate access to homeownership everywhere in Canada.	• Increased the homeowner market share by more closely aligning products with market needs. This improved our competitive position with Approved Lenders, demonstrating our strategic advantages and continuing to provide the best possible service. • Refined and improved our products and policies to ensure customers have access to a full and competitive range of offerings. Introduced the CMHC Second Home product and enhanced our policy requirements surrounding non-traditional down payments. • Implemented product changes including the expanded 30-year amortization period for eligible purchasers; the increase of the home purchase price limit to $1.5 million; and the option to refinance insured mortgages to support the addition of secondary suites, which included an increase of the maximum lending value or as-improved property value to $2 million to build these secondary suites. • Enhanced our Eco Plus product to incentivize higher-than-code energy efficient homes and introduce a new default-management tool to support homeowners impacted by natural disasters. • Made significant progress, as part of our Homeowner Business Transformation initiative, to modernize our homeowner insurance underwriting system (CMHC Homeowner Insurance Connect). This initiative aims to reduce decision times, increase transparency, and enhance risk management and integration with client systems. • Facilitated the purchase of more than 64,000 housing units across Canada, with over 14% insured in rural areas. (2024: 49,000 units, 14% in rural areas.)
Offer effective mortgage loan insurance to enable adequate financing of new supply and preserve existing stock of multi-unit housing options for Canadians.	• Updated the MU MLI premium structure and rates to better align premiums with the risk profiles of specific loan characteristics. This change supports the long-term sustainability of these products across economic cycles and ensures compliance with new mortgage insurance capital adequacy requirements from the Office of the Superintendent of Financial Institutions. • Advanced work to modernize the MU MLI business through the phased implementation of the multi-unit Lender Portal. This change will improve decision times for lenders and their clients, and improve risk management. • Delivered the Arrears and Default Management system in September, enabling proactive prevention and efficient management of MU MLI defaults. • Insured 260,000-plus rental units (includes Apartment Construction Loan Program), including close to 36% for new construction, which added new much-needed units to the marketplace. (2024: 283,000-plus units, 43% for new construction.) • Insured more than 154,000 rental units through MLI Select, a mortgage loan insurance product that advances affordability and climate compatibility. (2024: 179,000.) • Absorbed and processed record number of MU MLI applications, outperforming plan by more than 7.5%.

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Financial Metrics and Ratios

Mortgage Loan Insurance

(in percentages)	2025	2024
Insurance service expense ratio[1]	10.5	12.6
Operating expense ratio	15.0	18.0
Combined ratio	25.5	30.6
Initial contractual service margin ratio	55.8	62.8
Severity ratio[2]	24.6	29.3
Return on equity	8.2	7.4
Return on required equity	9.7	8.2

[1] Insurance service expense ratio on transactional homeowner and portfolio products excluding multi-unit residential was 14.1% for the year ended 31 December 2025 (4.9% for the year ended 31 December 2024).

[2] In 2025, the calculation methodology for the severity ratio was revised. We have restated the prior year figure to align to the new methodology.

The insurance service expense, operating expense, and combined ratios decreased primarily due to increased insurance revenues, as noted in the Consolidated Financial Highlights section above.

The initial contractual service margin ratio decreased due to the introduction of the transactional homeowner 30-year amortization product, decrease in discount rates, and due to updates to our multi-unit new business claims payment patterns. Claims cashflows for multi-unit loans are expected to occur earlier in the life of the loan, resulting in less discounting of cash outflows, which causes lower initial expected profitability.

The severity ratio decreased due to stronger sales proceeds compared to last year.

The return on equity and return on required equity ratios increased due to higher net income. This was partially offset by higher average equity and higher required capital respectively, as we continue to retain capital to support multi-unit insurance business growth. In addition to the retention of capital, we transferred excess capital from the Securitization Activity to the Mortgage Insurance Activity to prepare for the increased capital requirements due to the new multi-unit MICAT framework taking effect 1 January 2026.

	Insurance-in-force ($B)[1]		Contractual Service Margin (CSM)	
(in millions, unless otherwise indicated)	2025	2024	2025	2024
Transactional homeowner	159	162	2,535	2,059
Portfolio	55	65	56	65
Multi-unit residential	257	213	4,197	3,395
Total	**471**	**440**	**6,788**	**5,519**

[1] Insurance-in-force figures are as reported by the mortgage lenders/servicers.

CMHC's total insurance-in-force is $471 billion which is compliant with the legislated limit of $800 billion set by the Government of Canada. This year, insurance-in-force increased by $31 billion due to new volumes insured exceeding the run-off of existing policies-in-force. New loans insured were $89 billion, while estimated loan amortization and pay-downs were $58 billion.

CSM increased by $1,269 million (23%) as our new business underwritten continues to outpace the recognition of earned profit, primarily due to continued high demand for our multi-unit products and favourable assumption updates to projected house sale prices and revised model assumption changes.

2025 Annual Report 24

(in millions, unless otherwise indicated)	Insured volumes (units)		Insured volumes ($)		Premiums and fees received[1]		Claims paid[2]	
	2025	2024	2025	2024	2025	2024	2025	2024
Transactional homeowner	64,390	49,569	25,129	17,227	909	606	31	35
Portfolio	11,820	10,614	3,406	2,766	12	10	3	3
Multi-unit residential	261,640	283,711	60,188	65,167	1,982	1,673	-	7
Total	**337,850**	**343,894**	**88,723**	**85,160**	**2,903**	**2,289**	**34**	**45**

[1] Premiums and fees received may not equal premiums received on insurance contracts written in the period and premiums and fees deferred on self-insured contracts written during the period in Note 7 of the consolidated financial statements, due to timing of receipts.

[2] Claims paid refers to the net cash amounts paid out on settlement of the claims, excluding claims administration expenses.

Transactional homeowner unit volumes increased largely due to increased housing market activity that was stimulated by declining interest rates and the introduction of a 30-year term on insured mortgages. Portfolio unit volumes increased as a result of enhanced business solicitation efforts with lenders, as well as a trend towards larger pools during the year. The decline in multi-unit residential unit volumes is largely due to fewer new construction units being insured, particularly under the MLI Select product, as there was a shift toward smaller projects. This decrease is mainly concentrated in Alberta, Ontario and British Columbia.

Total insured dollars increased, driven primarily by the increase in homeowner unit volumes, as previously explained, and an increase in the loan amount per property, which is caused by higher-value properties insured compared to last year. The portfolio insurance insured dollars also increased, while our multi-unit insured dollars declined, both reflecting the change in unit volumes explained above.

The increase in total premiums and fees received of $614 million is primarily attributed to a higher average premium rate for properties insured under the MLI Select product reflecting the price increase in 2023. In addition, the average loan-to-value ratio is higher on new construction projects, which results in higher premium rates. Premiums and fees for transactional homeowner also increased, due to higher volumes as explained above.

Claims paid remain low and have decreased compared to prior year. The low level of claims is the result of home price appreciation in recent years where additional equity has built up in homes throughout Canada. Due to the high house prices, properties are being sold for amounts exceeding the outstanding loan, leading to fewer insurance claims.

	2025		2024	
	No. of delinquent loans	Arrears rate	No. of delinquent loans	Arrears rate
Transactional homeowner	2,914	0.41%	2,920	0.38%
Portfolio	771	0.18%	797	0.16%
Multi-unit residential	143	0.33%	129	0.35%
Total	**3,828**	**0.32%**	**3,846**	**0.30%**

The arrears rate includes all loans more than 90 days past due for homeowner and portfolio insurance products and 30 days past due for multi-unit insurance products as a percentage of outstanding insured loans. Reported delinquencies remain low in all regions.

Factors that impacted results

Demand for CMHC's homeowner MLI significantly increased, driven by multiple factors, including:

- strategic work with Approved Lenders to improve our competitive position;
- a refined and improved product offering; and
- the implementation of federal government reforms, introduced in 2024, aimed at making homeownership more accessible and affordable.

2025 Annual Report 25

Our MU MLI has helped many multi-unit projects move forward, supporting the preservation and creation of purpose-built rental housing units. MU MLI approvals remained strong throughout 2025, reflecting sustained high demand, particularly for the MLI Select product, which emphasizes affordability, accessibility, and climate compatibility. While approvals by loan count reached record highs, smaller-sized projects resulted in lower total approved units, reflecting a shift in the market adjusting to softening rental markets, higher construction costs, and municipal zoning changes aimed at supporting missing middle housing.

Securitization

What we do

We offer reliable mortgage funding to approved financial institutions, supporting mortgage lending activities through all market conditions and economic cycles.

How we do it

We guarantee the timely payment of principal and interest of National Housing Act Mortgage-Backed Securities (NHA MBS) issued by approved financial institutions. We also guarantee Canada Mortgage Bonds (CMB), which are issued through the Canada Housing Trust (CHT). We are also responsible for the administration of the covered bond legal framework, another source of mortgage funding that we administer on a cost-recovery basis.

Key highlights

NHA MBS: In 2025, CMHC continued to provide preferential guarantee fees for NHA MBS that contain social-housing loans or multi-family loans insured under the MLI Multi-Unit Flex product or MLI Select product with the affordability commitment ("affordability-linked pools"). These affordability-linked pools supported the National Housing Strategy by incentivizing lenders to provide cost-effective financing choices that helped increase the availability of affordable housing. The issuance of affordability-linked pools continued to increase, totalling $42.7 billion in 2025, up from $38.8 billion in 2024.

NHA MBS guarantee volumes grew by 0.8% in 2025 to a total of $165.7 billion, up from $164.5 billion in 2024.

Annual NHA MBS Guaranteed



Billions
200
150
100
50
0
$150
$155
$170
$170
24.1
122.8
37.4
113.2
52.7
111.7
54.4
111.4
2022
2023
2024
2025
Homeowner MBS
Multi-family & Social Housing MBS
Annual Limit

In response to stronger funding demand for five-year multi-family loans, CHT increased the amount of its five-year fixed-rate CMB issuances. Concurrently, issuances of the 10-year fixed CMB were reduced, reflecting lower 10-year funding demand in 2025.

Annual CMB Guaranteed



Billions
60
50
40
30
20
10
0
$40
$45
$60
$60
2.00
2.00
4.75
14.75
20.50
4.00
20.00
21.00
27.00
31.00
24.00
34.00
2022
2023
2024
2025
5 Year
10 year
Floating Rate Note (FRN)
Annual Limit

2025 Annual Report 26

Our 2025 Results

Objectives	Activities
Offer reliable securitization solutions while promoting competition in the mortgage finance system.	• Guaranteed $60 billion of CMB, helping provide an increase of $20 billion in CMB funding to multi-family MBS. • CHT purchased $41.9 billion in NHA MBS that contain social-housing loans or multi-family loans, representing 70% of the $60 billion in CMB issued in 2025. • $42.7 billion of Affordability-Linked NHA MBS were issued by Approved Issuers in 2025. (2024: $38.8 billion) • Increased the scalability, stability and reliability of the Securitization client relationship management system.

Financial Metrics and Ratios

Securitization

(in percentages)	2025	2024
Operating expense ratio	5.8	5.9
Return on equity	54.1	42.1

The operating expense ratio is lower than last year, mainly due to an increase in guarantee and application fees earned, as older pools with lower fees are gradually replaced with new pools with higher associated fees. The return on equity increased compared to prior year, due to the lower average equity, as a result of the capital transfer from Securitization to Mortgage Insurance in Q4 2025.

	Total guarantees-in-force ($B)		New securities guaranteed ($B)		Guarantee and application fees received[1]	
	2025	2024	2025	2024	2025	2024
NHA MBS	277	277	166	164	791	801
CMB	296	276	60	60	252	262
Total	**573**	**553**	**226**	**224**	**1,043**	**1,063**

[1] Guarantee and application fees received for NHA MBS; guarantee fees received for CMB.

Total guarantees-in-force represents the maximum principal obligation related to our timely payment guarantee. Guarantees-in-force were $573 billion as at 31 December 2025, an increase of $20 billion (4%) as new guarantees exceeded maturities, principal run-off and prepayments. This is mainly due to the increase in the CMB annual issuance limit from $40 billion to $60 billion in September 2023. The total guarantees-in-force is compliant with the $800 billion limit set by the Government of Canada. Guarantee and application fees received decreased by $20 million (2%), whilst new securities guaranteed increased by $2 billion (1%) compared to last year.

For NHA MBS, guarantee and application fees received are lower compared to last year due to an increase in Affordability-Linked Pool (ALP) issuances, which carry lower fees. For CMB, guarantee and application fees received are lower compared to last year mainly due to lower 10-year issuances in 2025 compared to 2024, driven by a greater proportion of multi-unit loans securitized with shorter terms, which carry lower fee rates.

2025 Annual Report 27

Deliver Government Housing Programs and Priorities What we do We deliver housing programs for the Government of Canada by providing financial solutions that increase supply and preserve housing stock. These programs address diverse needs and support populations made vulnerable, ensuring more Canadians have access to affordable, adequate and suitable housing. How we do it Through parliamentary appropriations and low-cost funding from the government, we deliver housing programs by: • building and maintaining functions and capabilities that allow scalable delivery of housing programs; and • focusing the delivery and administration of housing programs to achieve Government of Canada targets and outcomes. Aven Pavilion2 Yellowknife, Yukon, an AVENS Seniors project that helps northern seniors to live independently, made possible through CMHC’s Affordable Housing Fund. 2 https://www.cmhc-schl.gc.ca/observer/stories/116-avens-campus-adds-new-facility-helps-northern-seniors-live-independently 2025 Annual Report 28

Our 2025 Results

Objectives	Activities
Build and maintain functions and capabilities that allow scalable delivery of housing programs to respond to changing Government of Canada priorities.	Despite a challenging and an ever-changing environment, we remained a strong partner in delivering housing solutions in 2025. • Held many stakeholder roundtables to obtain feedback on how to better align our tools to the changing environment. • Continued to support and collaborate with our portfolio departments and other federal departments to support government priorities. This included providing guidance and support on the development and launch of Build Canada Homes (BCH). We continued our close collaboration with all orders of government to advance housing solutions for Canadians. • Delivered **National Housing Strategy (NHS) Bilateral Agreements** funding with provinces and territories to build, repair and renew housing, and supported thousands of households through the Canada Housing Benefit. • Began implementation of the four-year, $2-billion **Canada–BC Builds Collaboration Agreement** to increase housing supply in British Columbia. • Advanced delivery of the **Housing Accelerator Fund (HAF)** with municipalities, First Nations and Quebec. • Continued funding for social housing through Social Housing and Legacy agreements, including in First Nations on-reserve communities. We strengthened program-application and -decision data and risk management. • Enhanced data governance and sector-wide risk management guidelines, clarifying roles and responsibilities to improve accountability. • Invested in data capabilities, integrated controls and proactive monitoring to boost insight, accuracy and early risk identification. • Increased risk awareness, reduced vulnerabilities and improved agility to better align with strategic objectives. We began sunsetting some housing programs. • Developed a sunsetting framework for some programs earlier than anticipated – including the **Affordable Housing Fund**, **Canada Greener Homes Loan (CGHL)** and **Canada Greener Affordable Housing (CGAH)** – due to extensive pipelines of projects and exhaustion of funding. This included early closure of their application portals. • Developed framework to continue the effective operational management of programs as they progress through the program lifecycle.

2025 Annual Report 29

Objectives Activities Focused delivery and We are ensuring the efficient and effective management and transition of resources administration of associated with programs scheduled to conclude within the next two to five years. housing programs Through federal NHS supply programs, as of 31 December 2025, we had committed to achieve $49.45 billion for the creation, repair or acquisition of 348,240 housing units across Government of Canada in 2025. Canada targets. • The Apartment Construction Loan Program has committed $29.45 billion in loans to support the construction of 74,636 new purpose-built rental units. • The AHF committed $14.44 billion to support the creation of 56,901 new affordable units and the repair of 174,777 units of community housing stock. • Following the closure of the first intake window of the Co-op Housing Development Program, $1.21 billion has been committed to support the creation of 2,787 new co-op units. Incentivized local governments to accelerate the pace of housing development through HAF, through 241 agreements worth $4.4 billion. • Launched the full Housing Design Catalogue in October 2025. It provides over 50 standardized, regionally tailored designs to speed up homebuilding, cut costs and support affordability. • CGHL delivered in partnership with Natural Resources Canada, has committed more than $3.1 billion for nearly 131,000 loans. Over 92 percent of borrowers have completed their retrofits and received final loan funding. The program’s funding is nearly fully allocated. • CGAH has committed over $370 million to support pre-retrofit activities for over 16,000 housing units and deep energy retrofits for over 3,000 units. Of this, over $54 million has been committed to support pre-retrofit activities on approximately 1,100 units and deep energy retrofits for over 300 units for Indigenous people. As of 31 December 2025, there are 4,474 active agreements with $3.06 billion in loans invested to support the creation of 24,683 new subsidized units. Annual subsidy payments are currently $134.2 million. To learn more in-depth information about the programs we deliver through the NHS, visit the Housing, Infrastructure and Communities Canada (HICC) website3, which houses NHS program results 3 https://housing-infrastructure.canada.ca/housing-logement/ptch-csd/index-eng.html 2025 Annual Report 30

On 15 October 2025, we released the full technical design packages for the Housing Design Catalogue. The catalogue features 50 standardized housing designs for rowhouses, fourplexes, sixplexes, and accessory dwelling units across the country – innovative designs that can help communities build homes faster. It draws inspiration from CMHC’s post-war catalogue to create a modern and timely solution to the country-wide housing shortage, with a focus on gentle density and missing middle housing. Visit the Housing Design Catalogue’s website4 for more information and to see the designs first-hand. 4 https://www.housingcatalogue.cmhc-schl.gc.ca 2025 Annual Report 31

Financial Metrics and Ratios

Government Funding

The following table reconciles the amount of government funding authorized by Parliament as available to us during the Government's fiscal year (31 March) with the total amount we received in our calendar year.

(in millions)	2025	2024
Amounts provided for housing programs:		
Amounts authorized in 2024-25 (2023-24)		
Main estimates	5,628	5,105
Supplementary estimates A[1,2]	199	1,004
Supplementary estimates B[1,3,5]	742	394
Supplementary estimates C[1,4,6]	-	91
Total fiscal year government funding	**6,569**	**6,594**
Less: portion recognized in calendar 2024 (2023)	(2,782)	(3,455)
Less: government funding lapsed for 2024-25 (2023-24)	(892)	(919)
Less: frozen allotment	(208)	(170)
2024-25 (2023-24) government funding recognized in 2025 (2024)	**2,687**	**2,050**
Amounts authorized in 2025-2026 (2024-2025)		
Main estimates[7]	6,368	5,628
Supplementary estimates A[1,2,7]	-	199
Supplementary estimates B[1,3]	101	742
Total fiscal year government funding	**6,469**	**6,569**
Less: portion to be recognized in subsequent year	(3,417)	(2,687)
Less: potential government funding lapsed for 2025-26 (actual lapse in 2024-25)	(385)	(892)
Less: frozen allotment	(247)	(208)
2025-26 (2024-25) government funding recognized in 2025 (2024)	**2,420**	**2,782**
Total government funding – twelve months ended 31 December	**5,107**	**4,832**

[1] Supplementary estimates are additional government funding voted on by Parliament during the Government's fiscal year.

[2] Approved 2024-25 supplementary estimates A for Urban, Rural and Northern Indigenous Housing Strategy (URN) and transfer to Housing, Infrastructure and Communities Canada to support the transition of leadership for housing policy and program development (2023-24 for Housing Accelerator Fund (HAF) and Granville Island).

[3] Approved 2025-26 supplementary estimates B for Co-operative Housing Development Program (CHDP), Shelters and transition houses for Indigenous women, children and 2SLGBTQQIA+ Apartment Construction Loan Program (ACLP), Canada Housing Benefit (CHB), HAF, Canada Greener Homes Loan Program (CGHL) (2024-25 for Provincial and Territorial Initiatives, CHB, HAF, Affordable Housing Fund (AHF), ACLP, CHDP, Federal Lands Initiative, CGHL, First Time Home Buyer Incentive, and Shelters and transition houses for Indigenous women, children and 2SLGBTQQIA+ people), (2023-24 for AHF, Pyrrhotite, ACLP, RHI, Natural disaster resilience, Emergency shelter for women and girls, URN, and CECRA).

[4] Approved 2023-24 supplementary estimates C for CHB.

[5] We exclude funding received in 2023-24 for the Granville Island Emergency Relief Fund from our consolidated financial statements as we do not control the activities of Granville Island.

[6] 2024-25 Supplementary estimates C was not tabled due to prorogation of Parliament.

[7] 2025-26 Main Estimates were approved on 27 June 2025. Due to the timing, amounts otherwise expected to be obtained in Supplementary Estimates A were incorporated into the Main Estimates. Following the dissolution of Parliament on 23 March 2025, CMHC obtained authorities through Governor General Special Warrants for appropriation authorities from 1 April 2025 to 27 June 2025.

2025 Annual Report 32

Factors that impacted results partnerships, efficient processes and sound proactive risk Global trade shifts, workforce retention challenges management allowed us to scale effectively and maintain and affordability concerns, along with elevated high performance across all programs. construction costs in 2025, exerted sustained pressure Several NHS programs were refocused as a result of on the homebuilding industry. Through rigorous file government decisions. We delivered on the Government reviews and a comprehensive understanding of local of Canada’s $1.5-billion top-up to the Affordable Housing market dynamics, we mitigated these challenges and Fund and the acceleration of remaining funding for the continued to deliver strong outcomes for Canadians. Fund’s Rapid Housing sub-stream into the 2026-27 fiscal CMHC surpassed program targets for financing year. It was announced in Budget 2025 that the planned affordable housing, despite uncertainties and changes Canada Secondary Suite Loan Program would not be in our external environment. Strong client relations and implemented, and the Canada Greener Homes Loan a robust pipeline of projects ensured consistent delivery program portal was closed in Fall 2025 due to the program momentum, while our knowledgeable and experienced not being renewed. staff adapted to evolving priorities. Additionally, strong 2025 Annual Report 33

Building and Sharing our Housing Knowledge and Expertise What we do We build and share our knowledge and expertise of the housing system to drive informed decision making, stimulate dialogue and improve outcomes in the housing sector. By providing timely, relevant and objective insights, we help address critical knowledge gaps and guide policy, investment and practice, reinforcing CMHC’s role as a trusted source of housing intelligence in Canada. How we do it We conduct and support surveys, research and analysis to uncover current and future challenges in Canada’s housing system, examine housing market dynamics and trends, and explore practical solutions. Our work focuses on housing supply and demand, housing finance, housing needs, building science and construction innovation, and Indigenous and northern housing. By turning data and research into actionable insights, we equip decision-makers across government, industry and communities to make informed choices that strengthen housing outcomes for Canadians. L’Entre-Deux – Phase II5 Longueuil, Quebec, a La Maison L’Entre-Deux project for women living with mental health challenges, made possible through the Canada-Quebec Rapid Housing Initiative Agreement. 5 https://www.cmhc-schl.gc.ca/observer/stories/118-caregiver-lived-experience-helps-women-mental-health-challenges 2025 Annual Report 34

Our 2025 Results Objectives Activities Address critical • Published flagship reports1 including Housing Market Outlook (HMO), Housing knowledge gaps Supply Report (HSR), Rental Market Report (RMR), and Residential Mortgage to better Industry Report (RMIR), released earlier than in prior years, with more frequent understand housing updates to key products (including the summer edition of the RMR), and targeted affordability. content enhancements. • Released key data sets2 such as the Social and Affordable Housing Rental Structures Survey, Monthly Housing Starts Data Tables, Rental Market Survey Data Tables, Housing Information Monthly, and the Housing Market Information Portal. • Advanced the Modernizing Housing Data (MHD) initiative through five major projects including release of new datasets on smaller-municipality housing completions and absorptions, bedroom counts for newly constructed apartment dwellings, construction timelines between permit issuance and housing starts, and release of analysis and data on municipal development charges. We also started collecting housing starts data in a more cost-effective manner using satellite imagery. • Delivered additional housing data enhancements outside the MHD initiative, including new reporting on accessory unit starts and expanded reporting on building permits that have not yet started construction (pending starts). • Published the third Housing Supply Gaps report3, with expanded modeling and new scenario analysis on homes needed to restore affordability. • Released research4 on market trends and risks, including long-term perspectives on the housing crisis, eviction patterns and homelessness, rental supply acceleration while safeguarding tenants, and comparisons of international approaches to scaling supply. • Delivered research funding programs and commissioned research that help build housing research expertise and collaboration across Canada. • Implemented regular publication of revised housing starts to ensure complete and accurate picture of new home construction across Canada, to support housing research made Rental Market Survey and Starts Completions Survey Microdata available to academics via Statistics Canada’s Research Data Centres. • Re-introduced the Housing Market Insights series, publishing seven timely thought-leadership articles5 that explored emerging housing risks and vulnerabilities, such as condo market volatility, interprovincial trade, development costs, and supply challenges. 1 https://www.cmhc-schl.gc.ca/professionals/housing-markets-data-and-research/news-releases-reports-calendar 2 https://www.cmhc-schl.gc.ca/professionals/housing-markets-data-and-research/news-releases-reports-calendar 3 https://www.cmhc-schl.gc.ca/professionals/housing-markets-data-and-research/housing-research/research-reports/accelerate-supply/ canadas-housing-supply-shortages-a-new-framework 4 https://www.cmhc-schl.gc.ca/library 5 https://www.cmhc-schl.gc.ca/observer 2025 Annual Report 35

Objectives	Activities
Support informed decision-making and motivate housing participants to take actions.	• Conducted and released findings from the Rental Housing Development Survey. • Advanced renewal of the Canadian Housing Survey and the Social and Affordable Housing Survey (for future cycles). • Launched the Housing Design Catalogue[6] with 50 standardized designs, technical drawings and collateral to support streamlined permitting and innovative building techniques. • Continued longitudinal analysis of National Housing Strategy (NHS) impacts on housing outcomes in communities (multi-year work to 2028). • Continued work with Statistics Canada (StatCan) to leverage federal administrative data sources to better understand who is assisted through NHS programs (to 2027). • Hosted stakeholder roundtables, delivered key market insights and forecasts across more than 50 external engagements, such as the Government of Canada Housing and Infrastructure Data and Research Conference, co-hosted with StatCan and HICC. • Provided advisory inputs to several federal departments and central agencies, helping to inform key policy and program decisions across Canada's housing system.
Share timely, relevant and objective insights while prioritizing impact.	• Deployed the Integrated Housing Model (IHM) to analyse supply gaps, forecast housing variables and run policy scenarios. The model remains in active use and will be iteratively improved. • Partnered with StatCan to deliver quarterly rent statistics for more frequent and comprehensive rent data. • Completed work to maintain agreement with StatCan for direct access to census data and progressed modernization of housing affordability income thresholds used by governments.

[6] https://www.housingcatalogue.cmhc-schl.gc.ca

Factors that impacted results

In 2025, sustained public attention on housing affordability and supply increased demand for timely and relevant insights, creating more appetite for CMHC publications. Our faster pace to market with publications and focus on emerging topics also contributed to broader engagement with our research and analysis. Page views on our flagship reports rose by 20 percent year over year, and videos related to these topics were viewed 32 percent more than last year.

At the same time, global trade and tariff developments created a dynamic and rapidly evolving context, prompting us to make our analyses and forecasts more adaptable and responsive. Resource constraints required prioritization and sequencing of initiatives, including some data modernization projects that were deferred to focus on higher-priority work. Despite these challenges, we continued to deliver timely, relevant, and objective insights that supported evidence-informed decision-making and a well-functioning housing system.

2025 Annual Report 36

A High Performing Organization What we do CMHC is committed to being a high performing organization by effectively managing risk, finances, people, knowledge, and technology. This holistic approach forms the foundation of our strategic framework, ensuring we remain agile, responsive, and effective in fulfilling our mandate and mission. How we do it Our strategy shapes our work and guides every decision. Grounded in our core values – integrity, community and impact – we foster innovation, continuous improvement, excellence and accountability. Through focused talent management, we attract, develop and retain top talent by investing in growth and sustaining a supportive, inclusive workplace. Workforce planning ensures we have the capacity and capabilities to deliver on our priorities. Strong risk management practices reduce disruptions, protect public investments and ensure the continuous delivery of housing programs and financial solutions. Our strategy performance framework reinforces our commitment to results, emphasizing financial health, sustainability, client service and organizational resilience. 2025 Annual Report 37

Our 2025 Results Activities Performance Measurement Framework (2025) • Established a performance measurement framework aligned with our strategy. It incorporates a set of 10 performance measures aligned to the Balanced Scorecard approach. • The framework measures organizational performance across four interconnected perspectives: housing impact (formerly financial), customer and stakeholder, internal processes, and organizational capacity. This ensures balanced assessment, alignment, timely decision-making and effective strategy delivery. Enhanced reporting (2026) • Defined a new strategy management process for adoption in 2026. This will strengthen processes, governance, responsibilities, enterprise systems, and role clarity, supporting integrated planning results and reporting. • Established a new target-setting framework effective in 2026. It introduces target tiers to define performance outcomes and support ambitious, high-impact goals advancing our strategy. This will help strengthen accountability and consistency, while enhancing strategic agility and innovation and fostering a culture of continuous improvement. • Planned additional performance reporting enhancements for 2026 to improve evidence-based decision-making by enhancing data quality, accessibility, system integration, and performance insights. Ergonomic Hazard Prevention • Developed a self-guided ergonomic checklist to provide employees guidance on proper workspace set up. • Expanded the eligibility for ergonomic assessments to all employees by removing the medical note requirement. • Increased the capped reimbursement for applicable equipment in remote workspaces assist employees in setting up their workspace. • Included keyboard, mouse, and monitor, in addition to laptops and headsets, as the standard equipment that can be requested by employees. Cybersecurity • Continued to enhance CMHC’s cyber security posture. 2025 Annual Report 38

Risk Management

For any organization operating in housing and financial markets, taking thoughtful, well-managed risks is essential – and our risk management framework ensures we do so with discipline and clarity.

CMHC's Enterprise Risk Management Framework (ERMF) enables us to identify and address current and emerging risks in the financial system and housing market, embedding risk awareness into both strategic planning and daily operations. By strengthening our risk culture and aligning our risk practices with our business activities and government mandate, the ERMF helps us support the stability of the housing finance system and safeguard the public resources entrusted to us.

Our risk culture is based on four dimensions:


RISK GOVERNANCE
How we govern risk
RISK MANAGEMENT PROGRAM
How we manage risk
RISK APPETITE
How much risk we are willing to take
RISK BEHAVIOUR
How we behave when facing risk

1. **Risk Governance** Our governance structure and risk policy landscape support risk management in our day-to-day business activities. Senior management and the Board of Directors ultimately oversee risk practices while we operate within a Three Lines Risk Governance Model – defining and allocating risk management roles and responsibilities across the organization.
2. **Risk Appetite:** Our Risk Appetite Framework (RAF) guides risk management decision-making across the organization, helping employees at all levels manage risks within defined risk levels.
3. **Risk Management Program:** Our tools and processes help systematically identify, manage and report on risks affecting CMHC. We continually adapt these to evolving internal and external factors.
4. **Risk Behaviour:** Encouraging all employees to take ownership of risks fosters a strong risk culture.

In 2025, we enhanced our risk taxonomy and added new risk categories (e.g. climate risk) that provide greater coverage of CMHC's risk universe. The new taxonomy was implemented in all risk management activities, including risk reporting. As part of the annual review of the Risk Appetite Framework (RAF), we refined Risk Appetite Statements and measures to align with changes to the corporate strategy.

Risk Profile

CMHC's corporate risk profile is structured around four categories: strategic, operational, financial, and legal and compliance risk, as defined in our ERMF risk taxonomy.

Our **strategic risks**[6] have increased but remain moderate overall, with an elevated outlook. The increase is due mainly to growing economic and political uncertainties. The launch of Build Canada Homes and the Comprehensive Expenditure Review (CER) has created programming and budgeting uncertainty. Trade tariffs have a potential to impact housing markets and mortgage performance, particularly in export-reliant regions and among borrowers with high loan-to-value ratios. They may also lead to increases in construction costs, constraining the delivery and sustainability of CMHC's housing programs. While these macroeconomic conditions did not materially impact CMHC in 2025, we continue to closely monitor developments.

[6] Strategic risks include Strategic Development, Macroeconomic, Reputation and Climate Change.

2025 Annual Report 39

Our **operational risks**[7] are assessed as high with an elevated outlook. Cyber and information security and data governance continue to be top risks, while service/product design execution has increased. The cyber and Information security external environment is constantly evolving, becoming more sophisticated and requiring additional efforts to adjust our response and enhance our resiliency. We also continue to make progress in strengthening data governance. We are actively monitoring operations and adding resources as required to mitigate service/product design execution risks.

Our **financial risks**[8] increased in 2025 and are assessed as high. The increase in risk is primarily due to higher required regulatory capital driven by changes in regulation taking effect in 2026, which will impact the level of capital required for our multi-unit insurance business. High volumes of our MLI Select product add pressure on the level of required regulatory capital and return on capital. The capital ratio has been restored through management actions, dividend payments remain suspended, capital consolidation measures are underway, multi-unit pricing changes have been introduced, and in January 2026, CMHC received $3.1 billion capital injection from the Government of Canada to support MLI Select's growth. Risk in our credit, market and liquidity sub-categories remains low.

Our **legal and compliance risks**[9] are assessed as moderate overall with a stable outlook. CMHC is compliant with all applicable legislative requirements, and we are continuously improving the control environment to further improve our compliance practices and controls.

ORSA and Stress Testing

CMHC conducts an Own Risk and Solvency Assessment (ORSA), which enables the company to better understand the interrelationships between our risk profile and our capital needs. Through this process, we assess risks quantitively and evaluate our capital needs and solvency position and set internal capital targets.

We also perform Corporate-Wide Stress Testing (CWST), a quantitative review of capital sufficiency under specific adverse economic and financial conditions. CWST examines our mortgage insurance, securitization, and investment portfolios, based on selected adverse scenarios (such as a deep or severe economic recession). Through the CWST program, we determine if management needs to take actions to maintain sufficient capital.

In 2025, we conducted a comprehensive stress test to evaluate the regional and national impacts of U.S. tariffs. The results suggest that, given the assumed economic severity, the higher regulatory capital requirement for multi-unit mortgage insurance and projected high multi-unit mortgage insurance volumes, CMHC's capital could fall below the 150-percent supervisory threshold under the Mortgage Insurer Capital Adequacy Test (MICAT). However, as indicated under Financial Risks in the Risk Profile above, management actions to recapitalize will soften the impact of the scenario. Refer to the Capital Management section for further discussion on actions CMHC may take should its capital ratios fall below our pre-defined targets.

[7] Operational risks include Service/Product Design and Execution, Organizational Resilience, Third Party, Model, Project Delivery and Change Management, Technology, Fraud, Cyber and Information Security, Data Governance, People and Talent, and Internal and External Disclosure.

[8] Financial risks include Credit, Market, Liquidity, Insurance and Capital Adequacy.

[9] Legal and Compliance risks include Legal, Compliance, and Privacy.

2025 Annual Report 40

OSFI Consultations and Guidelines

In 2025, the Office of the Superintendent of Financial Institutions (OSFI), made the following announcements, which affect CMHC:

Mortgage Insurer Capital Adequacy Test (MICAT)

On 1 January 2025, OSFI's MICAT 2025 Guideline came into effect. The revised MICAT reflects changes made to the multi-unit residential mortgage insurance capital requirements for liabilities for remaining coverage that will be implemented on 1 January 2026. The capital required for multi-unit residential mortgage in-force insurance policies effective on or before 31 December 2025 are subject to transition rules from 1 January 2026 to 1 January 2030. As a result, our capital requirements for multi-unit insurance are projected to increase over the next five years.

Guideline E-23 – Model Risk Management

On 11 September 2025, OSFI published the final Guideline E23, which defines the expectations for effective enterprise-wide model risk management (MRM) using a risk-based approach. OSFI has announced revisions to add context and clarity for artificial intelligence and machine learning MRM. Implementation of the guideline will be effective 1 May 2027.

Future Changes to Accounting Standards

Information relating to all standards issued, other new or amended International Financial Reporting Standards (IFRS) being assessed are disclosed in Note 3 of our 2025 audited consolidated financial statements. The notable changes are stated below.

Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 – effective date of 1 January 2026

In preparation for the January 1, 2026 effective date, the Corporation has assessed the IASB's recent amendments to IFRS 9 and IFRS 7. The IFRS 9 amendments introduced refined guidance for derecognizing financial liabilities and assessing the cash flow characteristics of financial assets with ESG, contractually linked and non-recourse features. The amendments to IFRS 7 include additional disclosure requirements for investments in equity instruments held at FVOCI and financial instruments with contingent events.

We have analyzed the impacts of the amendments noted above and they will not have a material impact on our consolidated financial statements.

IFRS 18 Presentation and Disclosure in the Financial Statements – effective date of 1 January 2027

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in the Financial Statements, which will replace IAS 1 Presentation of Financial Statements, effective 1 January 2027. *IFRS 18 will not* affect *how our financial performance* is measured but *will affect the presentation of* our *financial statements and our disclosure requirements for some of our Notes to Consolidated Financial Statements*. Under IFRS 18, there will be a new Statement of Income and Comprehensive Income presentation and additional disclosure requirements including management performance measures.

The Corporation *is* currently *assessing the impact of* these amendments *on* its *consolidated financial statements* and will apply these amendments for the annual reporting period beginning after 1 January 2027.

2025 Annual Report 41

Climate-Related Financial Risk Disclosures

Our Approach to Climate Change

Overview

CMHC continues to monitor and advance its climate risk management practices in response to evolving expectations and standards for climate-related risk management. In 2025, we strengthened our identification, assessment and management of climate-related risks and opportunities and organized our disclosures around the Task Force on Climate-related Financial Disclosures (TCFD) pillars, following the Office of the Superintendent of Financial Institutions' (OSFI) B-15 Guideline. The progress we have made is detailed in the Climate-Related Financial Disclosures appendix of this annual report.

Governance

We are continuously integrating climate-related risk into our existing governance structure and establishing accountability and ownership over climate-related initiatives at the board and senior management level.

Our Board of Directors provides oversight of the approach to climate-related risks and opportunities and is supported by its Risk and Resilience Committee and Chief Risk Office. The Climate Risk Disclosures steering committee is a management level committee that provides oversight, guidance and direction on the project scope, deliverables and sequencing to enable CMHC to fulfill OSFI B-15 and TCFD requirements.

Strategy

We identify and assess climate-related risks and opportunities to understand their impact on our business model, value chain, strategy, and financial performance across three-time horizons. These efforts ensure that climate considerations are embedded in both strategic planning and risk management.

- **Value Chain Mapping:** We conducted a comprehensive mapping of our value chain to identify key stakeholders, resources, and dependencies, providing a foundation for understanding where climate-related risks and opportunities may emerge.
- **Climate Risk Assessment:** We systematically screened and prioritized climate-related risk drivers at an enterprise level, subsequently carrying out qualitative, sector-specific assessments to link these drivers to transmission channels and our value chain.
- **Opportunity Identification:** We evaluated and recognized climate-related opportunities throughout our business lines and operations.
- **Scenario Analysis Integration:** We incorporated climate-related scenarios into our annual Corporate Wide Stress Testing (CWST) and Own Risk and Solvency Assessment (ORSA) processes to identify and assess potential physical and transition risk impacts.

As we progress, we will continue to enhance these analyses and further strengthen our climate-related risk management capabilities.

Risk Management

Our climate-related risk management integrates climate-related risk into its Enterprise Risk Management Framework (ERMF), treating it as a transversal risk that can influence strategic, financial, operational, and compliance risks. In 2025, we introduced the Climate Risk Management Policy (CRMP) to outline roles, controls, and procedures for managing climate-related risks and opportunities, supported by our internal risk and opportunities identification guideline.

Material climate risks are reported to senior management and the Board through the Quarterly Risk Management (QRM) process.

Metrics and Targets

We expanded our exposure metrics by building on previous flood risk assessments to now include wildfire risk exposure as part of our entity-specific climate-related metrics.

We measure Scope 1, 2, and 3 greenhouse gas (GHG) emissions to measure the impacts that our activities have on the environment. In 2025, we continued to assess and build our GHG inventory by expanding Scope 1 and 2 coverage of additional CMHC-owned properties, and broadening Scope 3, to include additional categories such as capital goods purchases, waste in leased offices, and upstream leased assets.

See the Climate-Related Financial Disclosures appendix for further details on our climate governance, strategy, risk management, and key metrics.

2025 Annual Report 42

Edmonton ATCO Veterans Village[10]

Edmonton, Alberta, a Home for Heroes Foundation project for veterans, made possible through CMHC's Affordable Housing Innovation Fund.

Capital Management

Frameworks

For the Housing Programs Activity, a reserve fund is maintained pursuant to Section 29 of the CMHC Act which includes profits of the Corporation, after providing for all matters that, in the opinion of the Board of Directors, are required to carry out the purposes of the Corporation. Aside from the reserve fund, capital is not held for Housing Programs activities, as they do not present material financial risks that are not already otherwise mitigated.

For the Mortgage Insurance Activity, our capital management framework follows OSFI regulations with respect to the use of the MICAT, as our Own Risk and Solvency Assessment (ORSA) economic capital is lower than OSFI's regulatory capital requirements. Due to the significant growth in multi-unit insurance business in recent years and a regulatory framework that was not aligned with the underlying risks. OSFI is implementing a new capital framework to address multi-unit insurance risks, as indicated in the Risk Management section above. This new framework leverages the Capital Adequacy Requirements (CAR) for standardized banks, which is based on Basel III and differentiates required capital based on the type of exposure. As a result, different considerations will be given to properties with and without elevated risks, whether they are under development/construction, and second position mortgages. The implementation date is 1 January 2026 and it includes a five-year transition plan for multi-unit insurance-in-force immediately prior to transition beginning in 2026 and ending in 2030.

For the Securitization Activity, our capital management framework follows industry best practices and incorporates regulatory principles from OSFI, including those set out in OSFI's E19 Own Risk and Solvency Assessment guideline, and those of the Basel Committee on Banking Supervision. Our capital adequacy assessment uses an integrated approach to evaluate our capital needs from both a regulatory and economic capital basis to establish capital targets that take into consideration our strategy and risk appetite.

[10]https://www.cmhc-schl.gc.ca/observer/stories/115-military-inspired-village-provides-stability-support-for-veterans

2025 Annual Report 43

In August 2025, the Board of Directors approved maintaining the internal targets and operating levels of 155% MICAT and 165% MICAT respectively for Mortgage Insurance and 105% and 110% for Securitization for 2026. For Securitization, the Board approved a change to our capital management framework effective 1 January 2026, whereby liquidity will no longer be the binding constraint for capital decisions and ORSA capital targets have been redefined based on equity measures to better support capital management. This will have an impact on our economic capital available to economic capital required ratio beginning in 2026.

Ratios

The following table presents our capital management ratios as at 31 December.

(in percentages)	2025	2024
Mortgage Insurance: Capital available to minimum capital required (MICAT)	210	188
Securitization: Economic capital available to economic capital required[1]	113	140

[1] In 2025, capital required was updated to reflect minimum capital required instead of capital required at the operating level, to better facilitate assessment of our capital position against our capital targets.

Under the new MICAT framework effective 1 January 2026, the MICAT ratio would be 188%.

As indicated in the Risk Management section above, management actions have been taken to conserve capital for multi-unit growth and the transition to the new MICAT framework. This includes the continued suspension of dividends to the Government of Canada and the transfer of excess capital from the Securitization Activity to the Mortgage Insurance Activity in Q4 2025. This transfer reduced the Securitization economic capital available to economic capital required ratio and increased the MICAT ratio, prior to the effects of implementing the revised Securitization capital management framework and the new MICAT framework in 2026. The need for additional transfers and other management actions in the coming years will be assessed based on our projections of the Mortgage Insurance Activity's capital position.

Refer to the Consolidated Financial Statements Note 10 – Capital Management for further disclosure on capital management.

Dividend Breakdown

The following table presents dividends paid over the last 5 years.

(in millions)	2025	2024	2023	2022	2021
Dividends Paid	-	290	1,080	2,180	5,080
Dividends Declared	-	290	1,080	2,180	5,080

2025 Annual Report 44

Consolidated Financial Statements Management’s Responsibility for Financial Reporting 50 Independent Auditors’ Report . 51 Consolidated Balance Sheet . 53 Consolidated Statement of Income and Comprehensive Income 54 Consolidated Statement of Equity of Canada 55 Consolidated Statement of Cash Flows 56 Notes to Consolidated Financial Statements 57 1. Corporate Information 57 2. Basis of Preparation and Material Accounting Policy Information 57 3. Current and Future Accounting Changes . 73 4. Critical Judgments in Applying Accounting Policies and Making Estimates . 74 5. Segmented Information 78 6. Government Funding and Housing Programs Expenses 81 7. Mortgage Insurance . 82 8. Securitization 91 9. Structured Entities 92 10. Capital Management . 93 11. Fair Value Measurement 96 12. Cash and Cash Equivalents . 102 13. Investment Securities . 103 14. Loans . 105 15. Borrowings 108 16. Derivatives 110 17. Financial Instruments Income and Expenses 111 18. Market Risk 112 19. Credit Risk 115 20. Liquidity Risk 119 21. Accounts Receivable and Other Assets . 121 22. Investment Property 121 23. Accounts Payable and Other Liabilities . 122 24. Pension and Other Post-Employment Benefits . 122 25. Income Taxes . 128 26. Related Party Transactions . 130 27. Commitments and Contingent Liabilities . 132 28. Operating Expenses 132 29. Current and Non-Current Assets and Liabilities . 133 30. Subsequent Event 133 2025 Annual Report 45

Management’s Responsibility for Financial Reporting

Year ended 31 December 2025

Management is responsible for the integrity and objectivity of the consolidated financial statements and related financial information presented in this annual report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and, consequently, include amounts which are based on the best estimates and judgment of Management. The financial information contained elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

In carrying out its responsibilities, Management maintains appropriate financial systems and related internal controls to provide reasonable assurance that financial information is reliable; assets are safeguarded; transactions are properly authorized and are in accordance with the relevant legislation, by-laws of the Corporation and Government directives; resources are managed efficiently and economically; and operations are carried out effectively. The system of internal controls is assessed by internal audit, which conducts periodic audits of different aspects of the operations.

The Board of Directors, acting through the Audit Committee whose members are neither officers nor employees of the Corporation, oversees Management’s responsibilities for financial reporting and internal control systems. The Board of Directors, upon the recommendation of the Audit Committee, has approved the consolidated financial statements.

Ernst & Young LLP and the Auditor General of Canada have audited the consolidated financial statements. The auditors have full access to, and meet periodically with, the Audit Committee to discuss their audit and related matters.

Coleen Volk, CPA	Michel Tremblay, CPA
President and Chief Executive Officer	Chief Financial Officer and Senior Vice President,
Corporate Services

26 March 2026

2025 Annual Report	46

INDEPENDENT AUDITORS’ REPORT

To the Minister of Infrastructure and Communities

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Canada Mortgage and Housing Corporation and its subsidiary (the Group), which comprise the consolidated balance sheet as at December 31, 2025, and the consolidated statement of income and comprehensive income, consolidated statement of equity of Canada and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2025, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditors’ report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2025 Annual Report	47

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the Canada Housing Trust or business units within the Group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Report on Compliance with Specified Authorities

Opinion

In conjunction with the audit of the consolidated financial statements, we have audited transactions of Canada Mortgage and Housing Corporation coming to our notice for compliance with specified authorities. The specified authorities against which compliance was audited are Part X of the Financial Administration Act and regulations, the Canada Mortgage and Housing Corporation Act, the National Housing Act, the by-laws of Canada Mortgage and Housing Corporation, and the directives issued pursuant to section 89 of the Financial Administration Act.

In our opinion, the transactions of Canada Mortgage and Housing Corporation that came to our notice during the audit of the consolidated financial statements have complied, in all material respects, with the specified authorities referred to above. Further, as required by the Financial Administration Act, we report that, in our opinion, the accounting principles in IFRS Accounting Standards as issued by the IASB have been applied on a basis consistent with that of the preceding year.

Responsibilities of Management for Compliance with Specified Authorities

Management is responsible for Canada Mortgage and Housing Corporation’s compliance with the specified authorities named above, and for such internal control as management determines is necessary to enable Canada Mortgage and Housing Corporation to comply with the specified authorities.

Auditors’ Responsibilities for the Audit of Compliance with Specified Authorities

Our audit responsibilities include planning and performing procedures to provide an audit opinion and reporting on whether the transactions coming to our notice during the audit of the consolidated financial statements are in compliance with the specified authorities referred to above.

Sophie Bernard, CPA

Principal

for the Auditor General of Canada

Chartered Professional Accountants

Licensed Public Accountants

Ottawa, Canada

March 26, 2026

2025 Annual Report	48

Consolidated Balance Sheet

(in millions of Canadian dollars)	Notes	As at 31 December 2025	As at 31 December 2024

Assets

Cash and cash equivalents	12	1,512	1,655

Securities purchased under resale agreements		2,597	950

Accrued interest receivable		1,348	1,117

Investment securities:	13

Fair value through profit or loss		50	57

Fair value through other comprehensive income		26,365	23,287

Amortized cost		4,702	3,569

Derivatives	16	176	-

Due from the Government of Canada	6	193	177

Loans:	14

Fair value through profit or loss		461	521

Amortized cost		317,497	294,528

Accounts receivable and other assets	21	539	476

Investment property	22	379	396

Defined benefit plans asset	24	324	199

Deferred income tax assets	25	870	423

		357,013	327,355

Liabilities

Accounts payable and other liabilities	23	828	693

Income taxes payable		92	229

Accrued interest payable		1,275	1,043

Derivatives	16	81	205

Insurance contract liabilities	7	10,112	8,455

Borrowings:	15

Fair value through profit or loss		21	148

Amortized cost		325,028	299,325

Defined benefit plans liability	24	176	180

Unearned premiums and fees	7, 8	3,238	3,043

		340,851	313,321

Commitments and contingent liabilities	27

Equity of Canada	10

Contributed capital		25	25

Accumulated other comprehensive income (loss)		79	(90)

Reserve fund		127	172

Retained earnings		15,931	13,927

		16,162	14,034

		357,013	327,355

The accompanying notes are an integral part of these consolidated financial statements.

Don Iveson	Coleen Volk, CPA

Chair	President and Chief Executive Officer

2025 Annual Report	49

Consolidated Statement of Income and Comprehensive Income

Year ended 31 December

(in millions of Canadian dollars)	Notes	2025	2024

Interest income	17	8,838	8,039

Interest expense	17	(8,710)	(7,916)

Net interest income		128	123

Insurance revenue	7	1,416	1,087

Insurance service expense	7	(148)	(137)

Insurance service result		1,268	950

Investment income	17	871	765

Net gains (losses) on financial instruments	17	(171)	(194)

Insurance finance expense for contracts issued	7	(345)	(263)

Net financial result		355	308

Government funding	6	4,922	4,606

Housing programs expenses	6	(4,584)	(4,240)

Premiums and fees earned	7, 8	1,014	939

Operating expenses	28	(629)	(678)

Other income (loss)		(30)	(12)

Income before income taxes		2,444	1,996

Income taxes	25	(621)	(502)

Net income		1,823	1,494

Other comprehensive income (loss), net of tax

Items that will be subsequently reclassified to net income (loss)

Net unrealized gains (losses) from debt instruments held at fair value through other comprehensive income		146	176

Reclassification of losses on debt instruments held at fair value through other comprehensive income on disposal in the year		43	119

Insurance finance income (expense) for contracts issued	7, 25	(20)	(64)

Total items that will be subsequently reclassified to net income		169	231

Items that will not be subsequently reclassified to net income

Remeasurement gains (losses) on defined benefit plans	24, 25	136	36

Total other comprehensive income (loss), net of tax		305	267

Comprehensive income		2,128	1,761

The accompanying notes are an integral part of these consolidated financial statements.

2025 Annual Report	50

Consolidated Statement of Equity of Canada

Year ended 31 December

(in millions of Canadian dollars)	Notes	2025	2024

Contributed capital		25	25

Accumulated other comprehensive income (loss)

Fair value reserve balance at beginning of year		(126)	(421)

Other comprehensive income (loss) — fair value		189	295

Fair value reserve balance at end of year		63	(126)

Opening insurance finance reserve		36	100

Other comprehensive income (loss) — insurance finance reserve		(20)	(64)

Insurance finance reserve balance at end of year		16	36

Balance at end of year		79	(90)

Reserve fund

Balance at the beginning of year		172	72

Net income (loss)		(45)	100

Balance at end of year	10	127	172

Retained earnings

Opening retained earnings		13,927	12,787

Net income		1,868	1,394

Other comprehensive income (loss)		136	36

Dividends	10	-	(290)

Total retained earnings		15,931	13,927

Equity of Canada	10	16,162	14,034

The accompanying notes are an integral part of these consolidated financial statements.

2025 Annual Report	51

Consolidated Statement of Cash Flows

Year ended 31 December

(in millions of Canadian dollars)	Notes	2025	2024

Cash flows from (used in) operating activities

Net income		1,823	1,494

Adjustments to determine net cash flows from operating activities

Amortization of premiums and discounts on financial instruments		(59)	(46)

Net (gains) losses on financial instruments		461	(96)

Capitalized interest	14	(176)	(135)

Deferred income taxes		(486)	(502)

Depreciation, amortization and impairment of fixed and intangible assets		34	41

Net unrealized losses on investment property	22	17	2

Changes in operating assets and liabilities

Derivatives		(300)	311

Accrued interest receivable		(231)	(274)

Due from (to) the Government of Canada		76	152

Accounts receivable and other assets		(29)	4

Accounts payable and other liabilities		134	112

Income taxes payable/receivable		(182)	(355)

Accrued interest payable		232	257

Insurance contract liabilities		1,540	1,219

Defined benefit plans liability		31	29

Unearned premiums and fees		195	267

Other		(1)	(6)

Loans	14

Repayments		42,390	41,232

Disbursements		(65,069)	(65,040)

Borrowings	15

Repayments		(58,835)	(60,303)

Issuances		83,815	84,750

		5,380	3,113

Cash flows from (used in) investing activities

Investment securities

Sales and maturities		23,719	13,141

Purchases		(27,344)	(15,810)

Foreign currency forward contract maturities

Receipts		446	266

Disbursements		(629)	(403)

Securities purchased under resale agreements		(1,647)	(250)

Property and equipment and intangible asset acquisitions		(68)	(51)

		(5,523)	(3,107)

Cash flows used in financing activities

Dividends paid	10	-	(290)

Change in cash and cash equivalents		(143)	(284)

Cash and cash equivalents

Beginning of year		1,655	1,939

End of year		1,512	1,655

Represented by

Cash		34	64

Cash equivalents		1,478	1,591

		1,512	1,655

Supplementary disclosure of cash flows from operating activities

Amount of interest received during the year		9,485	8,708

Amount of interest paid during the year		8,748	8,183

Amount of income taxes paid during the year		1,285	1,358

The accompanying notes are an integral part of these consolidated financial statements.

2025 Annual Report	52

Notes to Consolidated Financial Statements

Year ended 31 December 2025

1.	Corporate Information

Canada Mortgage and Housing Corporation (CMHC, we, Corporation, or us) was established in Canada as a Crown Corporation in 1946 by the Canada Mortgage and Housing Corporation Act (CMHC Act) to carry out the provisions of the National Housing Act (NHA). We are also subject to Part X of the Financial Administration Act (FAA) by virtue of being listed in Part 1 of Schedule III, wholly owned by the Government of Canada (Government), and an agent Crown corporation. Our National Office is located at 700 Montreal Road, Ottawa, Ontario, Canada, K1A 0P7.

Our mandate, as set out in the NHA, is to promote the construction of new houses, the repair and modernization of existing houses, and the improvement of housing and living conditions. In relation to financing for housing, the NHA’s purpose is to promote housing affordability and choice; to facilitate access to, and competition and efficiency in the provision of, housing finance; to protect the availability of adequate funding for housing; and generally to contribute to the well-being of the housing sector. In addition, we have the following objectives in carrying out any activities related to mortgage insurance and securitization programs and in administering the Canadian covered bond legal framework: (a) to promote the efficient functioning and competitiveness of the housing finance market; (b) to promote and contribute to the stability of the financial system, including the housing market; and (c) to have due regard to our exposure to loss. We deliver on our mandate through our reportable segments: Housing Programs (HP), Mortgage Insurance (MI) and Securitization (SEC).

Within the Public Accounts of Canada, our annual consolidated net income reduces the Government’s annual deficit; our consolidated retained earnings and accumulated other comprehensive income (AOCI) reduce the Government’s accumulated deficit.

As a Crown corporation, we have been issued the following directives pursuant to Section 89 of the FAA for which we are compliant:

•	P.C. 2008-1598, requiring due consideration to the personal integrity of those to whom we lend or provide benefits;

•	P.C. 2014-1380, to provide a 50:50 current service cost-sharing ratio between employees and employer for pension contributions for all members; and

•	P.C. 2015-1106, to align our travel, hospitality, conference and event expenditure policies, guidelines and practices with those of Treasury Board of Canada Secretariat (TBS) in a manner consistent with our legal obligations.

2.	Basis of Preparation and Material Accounting Policy Information

Basis of preparation

Our consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). We have applied the same accounting policies consistently to all periods presented.

Our consolidated financial statements were approved by the Board of Directors on 26 March 2026.

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Measurement basis

Our consolidated financial statements have been prepared on a going concern basis using a historical cost basis except for the following items in the consolidated balance sheet:

•	Financial assets at fair value through profit or loss (FVTPL) or fair value through other comprehensive income (FVOCI), as well as liabilities at FVTPL, are measured at fair value;

•	Investment property is measured at fair value;

•	Insurance contract liabilities are measured at current value; and

•	Defined benefit assets and liabilities for post-employment benefit plans are recognized at the present value of the defined benefit obligations, net of the fair value of plan assets.

Functional currency

Our consolidated financial statements are stated in millions of Canadian dollars, unless otherwise indicated, which is our functional currency.

Material accounting policy information

The following summarizes the material accounting policy information we use in the preparation of our consolidated financial statements.

Basis of consolidation

The accounts of Canada Housing Trust (CHT) are consolidated into ours, as we control its activities as described in Note 4.

Inter-entity balances and transactions have been eliminated.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date. Exchange gains and losses resulting from the translation of foreign denominated balances are included in net gains (losses) on financial instruments. Purchases and sales of foreign securities and the related investment income are translated into Canadian dollars at the exchange rates prevailing on the respective settlement dates of the transactions.

Government funding and housing programs expenses

Government funding

Government funding is recognized when there is reasonable assurance that it will be received, and all attached conditions will be complied with. This is generally achieved when the recipient meets specific program criteria which permits us to make the related claim to the Government.

Government funding earned, but not yet received, is included in due from the Government of Canada.

Housing programs expenses

Housing programs expenses are recorded on an accrual basis and those incurred, but not yet paid, are included in accounts payable and other liabilities.

Costs to deliver housing programs are included in operating expenses.

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Mortgage insurance

Insurance contract classification

We accept significant insurance risk in issuing our mortgage insurance contracts as the lender faces uncertainty with regards to potential borrower default on a mortgage and therefore pays a mortgage insurance premium to transfer the insurance risk to us. Our exposure to this risk, which consists of the outstanding mortgage balance less the estimated sales price of the insured property, forms the basis of our coverage units for purposes of recognizing the contractual service margin (CSM).

Self-insurance

For certain housing programs, we receive a premium related to an insurance contract in which we are the lender for a portion of the life of the insured loan. During the period we are the lender, we are self-insuring and therefore, there is no insurance contract as we are not exposed to significant insurance risk. The related premiums are due at the inception of the self-insurance contract and are deferred and included in unearned premiums and fees. The unearned premiums are recognized as revenue and recorded in premiums and fees earned over the period covered by the self-insurance contract using earning factors which reflect historical claim occurrence patterns.

We recognize a provision for incurred claims, in accounts payable and other liabilities, during the self-insurance period. The provision is an estimate of expected claims net of the related expected property sale proceeds, for defaults on insurance contracts that have occurred on or before the balance sheet date. This provision includes claims that have been incurred but not reported (IBNR), claims incurred but not enough reported (IBNER) and claims in process (CIP). The provision takes into consideration the time value of money and includes an explicit provision for adverse deviation. A change in the estimated provision for claims is recorded in other income or loss in the period in which it occurs.

When we are no longer the lender, there is no longer self-insurance, as we accept significant insurance risk from the policyholder at this point. Therefore, the carrying amount in unearned premiums and fees for the self-insurance contract is de-recognized and accounted for as a premium transfer to the newly recognized insurance contract. If the amount of transferred premium is less than the fulfilment cash flows of the insurance contract, a loss is recognized immediately in insurance service expense. If the difference results in a gain, the gain will form part of the CSM which will be earned over the remaining coverage period of the insurance contract.

Recognition

We recognize groups of insurance contracts from the earliest of the date of when the mortgage insurance premium is received or when the contract is reported as in-force by the lender as this represents the earliest point we have a substantive obligation to provide the lender with coverage for insurance risk.

Contract boundary

We measure our groups of insurance contracts based on all cash flows included within the boundary of our insurance contracts. The cash flows which are directly related to fulfilling our insurance contracts include premiums, fees, insurance acquisition cash flows, claims and other insurance service expenses, and estimated borrower judgment recoveries (BJR). Our contract boundary starts when the mortgage insurance premium is received or when the contract is reported as in-force by the lender. Our contract boundary ends when the insured mortgage is terminated either through repayment of the outstanding mortgage, when a claim is paid or on certain mortgage modifications. We do not have the ability to re-price our mortgage insurance contracts once they have been written.

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Level of aggregation

We aggregate our insurance contracts into portfolios based on similar risks and how we manage them. Our three main product lines, transactional homeowner insurance, portfolio insurance and multi-unit residential insurance, are exposed to the same risk, being borrower default. However, each of our products is managed separately with unique pricing and product designs to achieve business and policy objectives.

Our portfolios are further divided based on expected profitability at inception into three categories:

•	contracts that, on initial recognition, have no significant possibility of becoming onerous subsequently;

•	contracts that are onerous on initial recognition; and

•	remaining contracts in the portfolio.

Each insurance contract group is then further aggregated by quarterly cohort of issue which represents the level at which our recognition and measurement of our accounting policies are applied. For further details on the estimates used to aggregate our insurance contracts see Note 4.

Initial recognition

We use the general measurement model to measure the liability for remaining coverage (LRC) of a group of insurance contracts at initial recognition at current value, as the total of the estimated future fulfilment cash flows that are within the boundary of our insurance contracts and a CSM representing unearned profit to be recognized as service is provided.

The LRC represents our obligation for insured events at the balance sheet date that have not yet occurred, and comprise all remaining expected future cash inflows and cash outflows under our groups of insurance contracts, including any CSM.

The liability for incurred claims (LIC) represents our obligation for insured events that have occurred. This includes insured events that have been incurred but for which claims are in process, claims that are IBNR, claims that are IBNER and expected BJR that are due. At initial recognition, the LIC is expected to be nil, as significant insured events have not occurred.

Fulfilment cash flows

The estimate of fulfilment cash flows is an unbiased probability-weighted estimate adjusted to reflect the time value of money and a risk adjustment for non-financial risk. We consider all reasonable and supportable information available at the reporting date without undue cost or effort.

The fulfilment cash flows of our insurance contracts include:

Premiums

Mortgage insurance premiums are due at the inception of the mortgage insurance contract and result in a CSM if the premiums are greater than the fulfilment cash flows or an onerous contract (loss at inception) if less than the fulfilment cash flows. Any premium refunds paid in the period reduce the CSM or increase the loss on onerous contracts.

Fees

Application fees recover part or all acquisition costs associated with issuing mortgage insurance contracts related to multi-unit residential loans and are treated similarly to the mortgage insurance premiums at initial recognition.

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Insurance acquisition cash flows

Insurance acquisition cash flows consist of:

•	Policy issuance costs, such as internal salary and personnel costs that are directly attributable to the underwriting of insurance contracts;

•	Fees paid to the Government of Canada to compensate for mortgage insurance risks. Fees are payable at a rate of 3.25% of premiums written during the period for all insurance contracts and an additional 0.1% on new portfolio insurance contracts written in the period; and

•	an allocation of fixed and variable overheads that relate to salaries and benefits for different internal departments that are directly attributable to the underwriting of our insurance contracts.

Insurance acquisition cash flows reduce the CSM or increase the loss at inception of the insurance contract liabilities. They are subsequently amortized over the expected coverage period of our insurance contracts using the same coverage units used to recognize the CSM, with equal offsetting amounts to insurance revenue and insurance service expense in the period.

We do not recognize a separate asset for any acquisition cash flows as all significant insurance acquisition cash flows are incurred in the same period in which the insurance contracts are issued and realized.

Claims and other insurance service expenses

Our claims and other insurance service expenses consist of:

•	expected mortgage insurance claims where the insured loan balance, accrued interest and other settlement costs exceed the expected sale price of the insured property;

•	claims handling or servicing costs; and

•	an allocation of fixed and variable overheads that are directly attributable to fulfilling our insurance contracts.

The expected claims and other insurance service expenses are included in the fulfilment cash flows of the LRC on initial recognition of a group of insurance contracts and they reduce the CSM or increase the loss on an onerous group of insurance contracts.

Estimated borrower judgment recoveries

We estimate the BJR related to claims paid using historical data and assumptions related to past BJR received. Estimated BJR are included in the fulfilment cash flows of the LRC on initial recognition of a group of insurance contracts and will increase the CSM or reduce the loss on an onerous group of insurance contracts.

Subsequent measurement

We measure the CSM at the end of the period as the unearned profit relating to a group of insurance contracts that has not been recognized, as it relates to the future services to be provided.

For a group of insurance contracts, the carrying amount of the CSM at the end of the reporting period equals the carrying amount at the beginning of the period adjusted for:

•	the effects of new contracts issued in the period;

•	interest accreted on the carrying amount of the CSM during the period, measured at the discount rates at initial recognition;

•	changes in fulfilment cash flows that relate to future service to the extent that they do not create a loss component or those changes are allocated to existing loss components; and

•	the amount recognized as insurance revenue reflecting the coverage provided on insurance contracts in the period, determined by the allocation of the CSM remaining at the end of the reporting period over the current and future coverage units.

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The changes in fulfilment cash flows relating to future service that adjust the CSM comprise:

•	changes in estimates of the present value of future cash flows in the LRC, except those relating to the time value of money; and

•	changes in the risk adjustment for non-financial risk that relate to future service.

Adjustments to the CSM, noted previously including the accretion of interest, are measured at the locked-in discount rates determined at initial recognition of the groups of insurance contracts.

At each reporting period, we decrease the fulfilment cash flows of the LRC for expected claims in the period and increase our LIC for our estimate of incurred claims, increasing both our insurance revenue and insurance service expense. The related release of the LRC and the recorded LIC will not match as there are differences between expected claims from the prior reporting period as compared to the estimate for actual incurred claims in the period and due to a lower risk adjustment in the LIC, as the risk of uncertainty of the amount and timing of cash flows is lower.

We measure the carrying amount of a group of insurance contracts at the end of each reporting period as the sum of:

•	the LRC excluding loss components, comprising fulfilment cash flows related to future service allocated to the group at that date and the CSM of the group at that date;

•	the LRC related to the loss components; and

•	the LIC that comprises the fulfilment cash flows related to current and past service allocated to the group insurance contracts at that date.

Changes in the LIC that relate to current or past services are recorded in insurance service expense in the period. For further details on how the LIC is determined refer to Note 4.

Insurance revenue

The amount of insurance revenue recognized in the period reflects the insurance coverage provided on our insurance contracts in the period.

The insurance revenue to be recognized in the period for a group of insurance contracts is comprised of:

•	expected incurred claims and other insurance service expenses, excluding any amounts allocated to the loss component of the LRC;

•	the change in the risk adjustment for non-financial risk, excluding any amounts allocated to the loss component of the LRC;

•	the CSM to be recognized for the coverage provided; and

•	the recovery of insurance acquisition cash flows.

Onerous contracts and loss components

If there is an onerous group of insurance contracts on initial recognition, a loss is immediately recognized in insurance service expense resulting in no CSM for the group and the carrying amount of the insurance contract liability equal to the fulfilment cash flows. A loss component for the LRC is recognized representing the excess of the fulfilment cash flows above the cash inflows.

The loss component is released based on a systematic allocation of the subsequent changes in the fulfilment cash flows to:

•	the loss component; and

•	the LRC, excluding the loss component.

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Subsequent changes in fulfilment cash flows that relate to current service represent the release of expected incurred claims and the release of the risk adjustment for non-financial risk. The loss component is also updated for subsequent changes in the fulfilment cash flows that relate to future service. Changes in fulfilment cash flows that relate to future service can increase, decrease or cause the amount of loss component to be nil, resulting in the emergence of a CSM.

The systematic allocation of subsequent changes to the loss component results in the total amounts allocated to the loss component being equal to zero by the end of the coverage period of groups of insurance contracts. We have defined the systematic allocation as the relative percentage of the loss component at the beginning of the period to the total LRC at the initial discount rate.

Risk adjustments for non-financial risk

We disaggregate changes in the risk adjustment for non-financial risk between insurance revenue and insurance finance expense. The impact of the time value of money is reflected in insurance finance expense. For further details on the estimates and assumptions used to calculate the risk adjustment for non-financial risk see Note 4.

Insurance finance expenses – discount rates

Insurance finance expenses reflect the change in the carrying amount of our groups of insurance contracts arising from the effect of the time value of money and changes in the time value of money.

We disaggregate insurance finance expenses on our insurance contract liabilities between income and other comprehensive income. The impact of changes in discount rates on the value of our insurance contract liabilities is reflected in insurance finance expense, as part of other comprehensive income, to minimize accounting mismatches between the accounting for financial assets and insurance contract liabilities. The financial assets backing our insurance contract liabilities are primarily measured at fair value through other comprehensive income.

We systematically allocate the total insurance finance expense over the duration of the group of insurance contracts into income using discount rates determined on initial recognition of the group of insurance contracts. For further details on the estimates and assumptions used to determine discount rates see Note 4.

De-recognition and modification of insurance contracts

Insurance contracts are de-recognized when the rights and obligations relating to the insurance contract are extinguished or if the terms are modified in a way that significantly change the measurement of the insurance contract had the new terms always existed. When the de-recognition criteria are met, the initial contract is de-recognized and a new contract based on the modified terms is recognized. If the modification does not result in de-recognition, then the modification is treated as a change in estimates of fulfilment cash flows.

Timely payment guarantees (TPG)

Classification

Financial guarantee contracts are defined as contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due. We classify the TPG for National Housing Act Mortgage-Backed Securities (NHA MBS) and Canada Mortgage Bonds (CMB) as financial guarantee contracts. Such contracts remain financial guarantee contracts until all rights and obligations are extinguished or expire.

Recognition and measurement

TPG and application fees are initially recognized in unearned premiums and fees at fair value (the premium received). Subsequently, they are measured at the higher of i) the amount initially recognized less the amortization of guarantee and application fee revenue; and ii) the amount of the allowance for expected credit losses (ECL). The fees are recognized into premiums and fees earned on a straight-line basis over the expected life (typically the contractual life) of the related NHA MBS or CMB. All fees are received within five business days after the invoice date.

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Government of Canada guarantee fees for risk exposure

We pay guarantee fees to the Government of Canada on an annual basis to compensate for its exposure to the risks arising from the TPG guarantee. These fees are deferred in accounts receivable and other assets when the TPG guarantee is issued, and amortized to operating expenses on a straight-line basis over the period covered by the TPG guarantee. These fees are payable at a rate of 0.075% of CMB issuances.

Financial instruments

Classification and measurement of debt instruments

The classification and measurement of debt instruments are based on the business model for managing the assets and whether contractual cash flows are solely payments of principal and interest (SPPI).

Business model assessment

The business model reflects how we manage assets to generate cash flows, that is, whether the objective is solely to collect contractual cash flows, or to collect both contractual cash flows and cash flows arising from the sale of assets.

We assess our business models at a level that reflects how our financial instruments are managed to achieve our business objectives. This assessment begins at the operating segment level, and where applicable, by sub-portfolios of instruments that are managed together within a particular activity to achieve common business objectives. We perform our business model assessment based on the following main criteria:

•	Strategic objectives of the business model and how these objectives are carried out in practice;

•	How performance of the business model is evaluated and reported to key management personnel;

•	The risks that affect the performance of the business model and how we manage those risks. Key risks include market, credit, and liquidity risks as described in detail in Notes 18, 19 and 20 respectively;

•	How managers of the business model are compensated; and

•	The frequency, value and timing of historical sales activity and expectations for future sales activities.

SPPI Assessment

We assess whether the cash flows of our debt instruments meet the SPPI criteria based on the asset’s contractual terms. For this assessment, we define principal, as the fair value of the asset upon initial recognition and interest, as consideration for the time value of money, the credit risk of the transaction and for other lending risks and costs as well as a profit margin.

Contractual terms that introduce exposure to risk or volatility to the contractual cash flows that are inconsistent with a basic lending agreement do not satisfy the SPPI requirement.

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Classification and measurement of financial instruments

We use settlement date accounting for purchases and sales of financial assets and financial liabilities, and we recognize realized gains and losses on sales on a weighted average cost basis. The following table presents a description of our financial instruments along with their classification under IFRS 9 and the criteria for classifying them as such:

Classification	Financial Instruments (Activity)[1]	Description	Criteria and accounting treatment

Financial assets at amortized cost

Cash and cash equivalents (HP, MI, SEC)

Securities purchased under resale agreements (Reverse Repurchase Agreements) (HP, MI)

Accrued interest receivable (HP, MI, SEC)

Investment securities (HP)

Loans – CMB Program and Insured Mortgage Purchase Program (IMPP) (SEC)

Loans – Lending Programs (HP)

Loans (MI)

Highly liquid investments with a term to maturity of 98 days or less from the date of acquisition that are readily convertible to known amounts of cash, which are subject to an insignificant risk of change in value and are held to meet short-term liquidity needs.

Purchase of securities, typically Government treasury bills or bonds, with the commitment to resell the securities to the original seller at a specified price and future date in the near term.

Interest earned on financial assets, but not yet collected.

Corporate, Federal, Provincial and Sovereign debt instruments.

Amounts due from Canadian financial institutions as a result of the sale of their beneficial interest in NHA MBS to CHT (for the CMB Program) or CMHC (for the IMPP).

Loans not economically hedged within our HP Activity.

Mortgages or loans (workouts) that benefit from the MI-supported default management activities that enable borrowers to work through their financial difficulties.

We classify financial assets at amortized cost if we hold them with the objective to collect contractual cash flows and are SPPI.

Initially measured at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest rate method (EIRM), net of an allowance for ECL.

Interest income is recognized using the EIRM in interest income in HP and SEC (CMB and IMPP loans), and investment income in MI and SEC (cash).

ECL are recognized in net gains (losses) on financial instruments in HP and MI.

Gains and losses arising on derecognition are recognized directly in net gains (losses) on financial instruments, together with foreign exchange gains and losses.

For certain lending program loans originated from 1946 to 1984 through provisions of the NHA, interest rate losses from the loans having lower interest rates than the related borrowings are reimbursed through government funding. In assessing the fair value of these loans at initial recognition, the continued receipt of the government funding in the future is assumed.

1 Denotes in which Activity we hold the instruments: Housing Programs, Mortgage Insurance, or Securitization.

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Classification	Financial Instruments (Activity)[1]	Description	Criteria and accounting treatment

Debt instruments at FVOCI	Cash and cash equivalents (MI, SEC) Investment Securities – debt instruments (MI, SEC)

Highly liquid investments with a term to maturity of 98 days or less from the date of acquisition that are readily convertible to known amounts of cash, which are subject to an insignificant risk of change in value and are held to meet short-term liquidity needs.

Corporate, Federal, Provincial and Sovereign debt instruments.

We classify financial assets at FVOCI if we hold them with the objective to collect contractual cash flows or to sell the assets and are SPPI.

Initially recognized at fair value plus transaction costs and subsequently measured at fair value. Unrealized gains and losses arising from changes in fair value are recorded in other comprehensive income (OCI) until the financial asset is derecognized at which point, cumulative gains or losses previously recognized in OCI are reclassified from AOCI to net gains (losses) on financial instruments. Unrealized foreign exchange gains (losses) are recognized in net gains (losses) on financial instruments.

Interest income is recognized using the EIRM in investment income.

The cumulative ECL allowance on financial assets held at FVOCI is recorded in OCI and does not reduce the carrying amount of the financial asset. The change in the ECL allowance is recognized in net gains (losses) on financial instruments.

Financial assets at FVTPL

Cash equivalents, loans, investment securities designated at FVTPL (HP)

Derivatives – Interest rate swaps (HP), Foreign Exchange (FX) contracts (MI) and First-Time Home Buyer Incentive (FTHBI) loan derivative (HP)

Investment Securities – Limited partnership units (MI)

Investment Securities – debt instruments (MI)

Loans – (HP, MI)

For certain portfolios of loans and associated borrowings originated prior to August 2016, the HP Activity uses derivatives to manage refinancing and reinvestment risks, as well as mismatches between the timing of receipts from assets and payments of liabilities. These assets form part of the lending economic hedging structure and are designated at FVTPL.

Interest rate swaps are used in our lending economic hedging structure. Foreign exchange contracts are used to mitigate foreign exchange risks on U.S. dollar-denominated debt instruments. The FTHBI loan derivative is used to recognize the payable to, or receivable from, the Government of Canada when there are underlying loan gains or losses.

Canadian real estate investment trust equity investments. All mandatorily classified at FVTPL.

Certain asset-backed securities whose contractual cash flows do not give rise to cash flows that are SPPI.

Loans including those with interest adjustment clauses, those for which we only expect to recover the value of the underlying collateral, and those that are economically hedged.

We classify financial assets at FVTPL if they do not meet the criteria for classification as financial assets at amortized cost, or financial assets at FVOCI.

Includes derivatives or instruments that have been irrevocably designated upon initial recognition as FVTPL to eliminate or significantly reduce an accounting mismatch that would otherwise arise from not classifying them in this category.

Initially recognized and subsequently measured at fair value. Unrealized gains and losses arising from changes in fair value and gains and losses realized on disposition are recorded in net gains (losses) on financial instruments.

Transaction costs are recognized in net gains (losses) on financial instruments as incurred.

Interest income and dividend income are recognized in investment income in MI. Interest income in HP is recognized in interest income.

ECL are not recognized on financial instruments measured at FVTPL.

1 Denotes in which Activity we hold the instruments: Housing Programs, Mortgage Insurance, or Securitization.

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Classification	Financial Instruments (Activity)[1]	Description	Criteria and accounting treatment

Financial liabilities at FVTPL	Borrowings from the Government of Canada – Lending programs (HP)

Borrowings that are economically hedged as part of our lending hedging structure.

We may irrevocably designate financial liability as at FVTPL upon initial recognition if doing so eliminates or reduces significantly an accounting mismatch, or its performance is evaluated on a fair value basis in accordance with risk management policies.

Unrealized gains and losses arising from changes in fair value are recognized in net gains (losses) on financial instruments except for changes in fair value attributable to our own credit risk for financial liabilities designated at FVTPL. These changes are recognized in OCI unless doing so would create an accounting mismatch, in which case, the entire fair value change is presented in net gains (losses) on financial instruments.

Financial liabilities at amortized cost

Accrued interest payable (HP, SEC)

Borrowings – CMB (SEC)

Borrowings from the Government of Canada – Lending Programs (HP)

Borrowings from the Government of Canada – IMPP (SEC)

Securities sold under repurchase agreements (MI)

Interest expense incurred on borrowings and other financial obligations but not yet paid.

Interest-bearing bullet bonds issued by CHT that we guarantee. See after this table for further details about CMB.

Borrowings incurred to fund loans in the HP Activity that are not part of the lending hedging structure.

Amortizing borrowings incurred to fund loans under the IMPP.

Sale of securities with the commitment to repurchase the securities from the original buyer at a specified price and future date in the near term. The securities sold are pledged as collateral and are presented as investments in the consolidated balance sheet. Proceeds received from these agreements may be used for liquidity purposes or invested in Reverse Repurchase Agreements or cash equivalents for the purpose of generating additional income.

Financial liabilities are classified at amortized cost, unless they have been classified at FVTPL.

Initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the EIRM, with interest expense recorded in interest expense in HP and SEC and investment income in MI.

1 Denotes in which Activity we hold the instruments: Housing Programs, Mortgage Insurance, or Securitization.

Initial measurement of financial instruments

When a financial instrument’s fair value at initial recognition differs from its transaction price, we recognize the resulting gain or loss as follows:

When the instrument’s fair value is determined using significant observable inputs, we immediately recognize the gain or loss in net gains (losses) on financial instruments and subsequently amortize it into interest income, for loans, or interest expense, for borrowings, using the EIRM. This is the case for all funds we borrow from the Government for Lending programs under the Crown Borrowing Program (CBP), as well as certain Lending program loans. See Note 17 for further information.

When the instrument’s fair value is determined using significant unobservable inputs, we defer and amortize the gain or loss into net gains (losses) on financial instruments and interest income using the EIRM. This is the case for certain Lending program loans. See Note 17 for further information.

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Measurement of expected credit losses

Expected credit losses are defined as the difference between all contractual cash flows due in accordance with the contract, and the cash flows that we expect to receive (cash shortfalls), discounted at the original effective interest rate (or credit-adjusted effective interest rate for purchased or originated credit-impaired assets). ECL are the weighted average of expected credit losses determined by evaluating a range of possible outcomes using reasonable, supportable information about past events and current and forecasted future economic conditions.

We have an impairment model to determine the allowance for ECL on our debt securities classified as amortized cost or FVOCI and our financial guarantee contracts. We determine an allowance for ECL at initial recognition of the financial instrument (or the date we become party to a financial guarantee) that is updated at each balance sheet date throughout the life of the instrument.

The ECL allowance is based on the ECL over the life of the financial instrument (lifetime ECL), unless there has been no significant increase in credit risk (SICR) since initial recognition, in which case the ECL allowance is measured at an amount equal to the portion of lifetime ECL that result from default events possible within the next 12 months (12-month ECL). ECL are determined based on three main drivers: probability of default, loss given default and exposure at default.

•	Probability of default (PD): A point-in-time estimate of the likelihood of default either over the next 12 months (12-month ECL) or over the remaining life of the instrument (lifetime ECL). Our PDs are determined by mapping internal credit ratings to point-in-time PD tables based on statistical models derived from a large data set of publicly traded entities.

•	Loss given default (LGD): The percentage of the gross carrying amount of the instrument that will be lost on default at a given point in time. It is determined by taking the difference between contractual cash flows due and those expected to be received, including the realization of collateral, and comparing this value to the gross carrying amount.

•	Exposure at default (EAD): The gross carrying amount of the instrument at a given point in time, which is calculated as the present value of the outstanding contractual cash flows using the EIRM.

The ECL is calculated using a scenario-based approach where, for each scenario, the PD, LGD and EAD are projected for each individual exposure at each cash flow date over the next 12 months (12-month ECL) or remaining life of the instrument (lifetime ECL). The components are multiplied together at each future date and discounted back using the original effective interest rate to the reporting date and summed. A probability-weighted average ECL is then determined across the multiple scenarios. We model all ECL at the individual instrument level.

Significant increase in credit risk

We have established a policy to perform an assessment at each balance sheet date of whether the instrument’s credit risk has increased significantly since initial recognition (or the date we become party to a financial guarantee). Based on this assessment, we group the instruments into the following categories:

•	Stage 1: Instruments that have not experienced a SICR since initial recognition. ECL are recognized based on 12-month ECL and interest revenue is calculated on the gross carrying amount of the asset;

•	Stage 2: Instruments that have experienced a SICR since initial recognition, but are not considered credit impaired. In subsequent periods, if the credit risk of an instrument has improved such that there is no longer a SICR since initial recognition, the ECL allowance will revert to stage 1. ECL are recognized based on lifetime ECL and interest revenue is calculated on the gross carrying amount of the asset;

•	Stage 3: Instruments that are considered credit-impaired as one or more events that have a detrimental impact on estimated future cash flows have occurred. ECL are recognized based on lifetime ECL;

•	Purchased or originated credit-impaired (POCI) – instruments that are credit impaired on initial recognition. ECL are recognized based on lifetime ECL.

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Interest revenue on stage 3 or POCI financial instruments is calculated based on the net carrying amount of the asset, which is the gross carrying amount, net of the loss allowance.

For instruments that we assess as having low credit risk at the reporting date, we applied the low credit risk exemption (stage 1) and have presumed that credit risk has not increased significantly since initial recognition. We use internal credit ratings based on internal assessments of counterparty creditworthiness at the reporting date to assess whether the instrument has low credit risk. For externally-managed investment portfolios, a credit rating for each instrument is based on ratings available from credit rating agencies. We consider an instrument to have low credit risk when our internal rating is BBB- or higher. Our credit risk policies restrict the amount of investments in debt instruments that have a credit rating lower than BBB.

We apply a backstop to all financial instruments for which the counterparty is more than 30 days past due on its contractual payments, whereby we consider the instrument to have experienced a SICR.

We consider an instrument in default for the purpose of measuring ECL, which is fully aligned with the definition of credit-impaired, when it meets the following criteria:

•	Observable data exists that has a detrimental impact on the estimated future cash flows such as:

–	significant financial difficulty of the issuer;

–	the granting of a new loan to assist the borrower to work through financial difficulties;

–	it becomes probable that the issuer will enter bankruptcy or other financial reorganization, and

–	the disappearance of an active market due to financial difficulties.

•	Borrower becomes 90 days past due on its contractual payments.

An instrument is no longer considered impaired when all past due amounts, including interest, have been recovered and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms of the instrument. We write off instruments, either partially or in full, against the related ECL allowance when we judge that there is no realistic prospect of future recovery.

Loans under CMB program and the IMPP

Loans under the CMB program and under the IMPP represent amounts due from Canadian financial institutions as a result of the sale of their beneficial interest in NHA MBS securities to us. The loans are collateralized by the NHA MBS through swap counterparties, as well as associated reinvestment securities in the case of the CMB program only, acquired in the transactions. The NHA MBS, reinvestment assets and swaps represent the sole source of repayment on the loans, and thus directly affect the probability of a default occurring. Therefore, our assessment of SICR is based on the credit risk of these supporting assets. The supporting assets are held in our name and are limited to NHA MBS, which consists of pools of insured mortgages, and reinvestment assets rated R-1 (high) or AAA (under the CMB program only) and swap counterparties with a minimum rating of BBB+ (under the CMB program) or A- (under the IMPP). As such, all loans under the CMB program and the IMPP are presumed to have low credit risk and we have applied the low credit risk exemption (stage 1). We also do not recognize a separate ECL for these loans because the credit risk arising from loans under the CMB program and the IMPP is already reflected in the credit risk of the NHA MBS and CMB TPGs as discussed under the Financial guarantees section.

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Housing Programs Activity loans / Mortgage Insurance Activity loans

Loans that are insured under the Mortgage Insurance Activity are presumed to have no credit risk as they are fully insured. Loans with an internal rating of BBB- or higher are presumed to have low credit risk and the low credit risk exemption has been applied (stage 1). These loans consist of those issued to municipalities, as well as loans indemnified by provinces and territories through provisions under Social Housing Agreements (SHA) and loans guaranteed by the Government of Canada, where the credit rating of the province or territory and Government of Canada is considered in the SICR assessment. For loans indemnified by provinces and territories, this credit enhancement is relevant to assessing changes in credit risk since it directly impacts the PD. The province or territory is responsible for collecting loan payments from the borrower and, in turn, makes all payments to us directly in accordance with the contractual terms of the loan on behalf of the borrower. These payments are made to us, irrespective of the borrower’s payment status. For loans guaranteed by the Government of Canada, this credit enhancement is relevant to assessing changes in credit risk as the Government of Canada has explicitly guaranteed all losses on these loans. Any credit loss arising from a deficiency in collecting an amount due from the borrower would be covered by the Government of Canada as they bear all responsibility for a loan loss under this guarantee.

All remaining loans issued under our Housing Programs or Mortgage Insurance activities have not been internally rated and therefore the low credit risk presumption is not used. Our SICR assessment of these loans is primarily based on days past due, as this is a historically reliable indicator of loan credit quality and performance status.

Following are the staging criteria:

•	Stage 1: All current loans to 30 days past due.

•	Stage 2: Loans between 30 and 90 days past due.

•	Stage 3: Loans more than 90 days past due. Also, a loan that is not past due but has been issued a workout loan to assist with financial difficulties is considered credit impaired, irrespective of days past due.

If exceptional loan payment deferrals are granted, the circumstances under which they are granted are assessed to determine if their impact on days past due should result in a transfer between stages. When deferrals are the result of circumstances outside a borrower’s control, the deferral will not be treated as additional days past due and should not, in itself, result in a stage transfer.

Under the terms of certain construction loans issued by our Housing Programs Activity or workout loans issued by our Mortgage Insurance Activity, there may be a period of time where the loan has been advanced but is not under repayment and therefore days past due cannot be used in the SICR assessment. For these loans that are not under repayment, we assess SICR by applying the following criteria:

•	Days past due on loans issued to the same borrower;

•	Collective assessment by reviewing past due status of borrowers with shared credit risk characteristics;

•	Qualitative assessment of specific indicators of the construction project such as: project delays, performance against budget and remaining costs to complete.

Financial guarantees

Under the NHA MBS program, a financial institution (the “NHA MBS issuer”) creates a pool of insured mortgages and sells the pool to investors. The underlying pool of mortgages is designed to provide sufficient cash flows to fund the NHA MBS. The issuer is obligated to fund any cash flow shortfalls that may arise, thus exposing us to credit risk with the underlying pool of mortgages serving as a credit enhancement. Our assessment of SICR is therefore based on both the credit risk of the issuer and the credit risk of the pool of mortgages underlying the NHA MBS. The pool of mortgages is considered low credit risk since only mortgages that we or approved private mortgage insurers insure are eligible to be pooled in NHA MBS. The credit risk of the issuer is managed through due diligence in approving new issuers, ongoing monitoring of issuer credit quality and program compliance. We have further mitigated issuer credit risk by having been assigned all rights, title and interest in the underlying mortgages so that we have access to principal and interest payments in the event of issuer default.

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Under the CMB program, the credit risk exposures are, by design, the CMB loans that are the sole source of funds to fulfill CHT’s CMB obligations. As previously discussed, the NHA MBS that are secured by pools of insured mortgages, reinvestment assets and swaps represent the sole source of repayment on the loans. The SICR assessment for the CMB guarantee is based on the credit risk of these supporting assets, all of which have been assessed as low credit risk.

We have assessed the TPG under both the NHA MBS and CMB programs as having low credit risk and we therefore apply the low credit risk exemption (stage 1).

Forward-looking macroeconomics variables

We have incorporated forward-looking economic information into our ECL by performing the calculation under multiple scenarios resulting in a probability-weighted average ECL based on the weightings of each scenario. We use three sets of economic forecasts for all instruments representing a baseline, upside and downside scenario.

We performed an economic variable selection process to identify the sets of macroeconomic variables that had the highest correlation with our portfolios. This process resulted in using different sets of economic variables depending on the geographic and industry sector of the exposure. The following variables are included: forecasted Canadian and US equity market index values, unemployment rates, credit spreads, oil prices, and the volatility index (VIX).

All macroeconomic variables are projected over a five-year period, with ECL subsequently reverting to long-run averages. We base our forecasts and scenario weightings on forecasted macroeconomic inputs published by third parties that are reviewed and approved by our Deputy Chief Economist.

Financial liabilities at amortized cost

Canada Mortgage Bonds

CMB are interest-bearing bullet bonds issued by CHT that we guarantee. Coupon payments are made semi-annually for fixed rate CMB and quarterly for floating rate CMB. Principal repayments on the bonds are made at maturity. The approved MBS Issuers reimburse CHT for the cost of arranging financing, including the fees paid to underwriters and others for the distribution of CMB. Transaction costs directly attributable to the issuance of CMB, net of reimbursements thereof, are included in the amount initially recognized and amortized to interest expense using the EIRM.

We may purchase and resell CMB in the market for investment purposes. Purchases are treated as retirements of debt with the difference between the purchase price and the carrying value of the CMB being recognized as a gain or loss in net gains (losses) on financial instruments. Subsequent sales are treated as re-issuance of the debt with gains and losses deferred and amortized over the remaining life of the CMB sold. When we hold a CMB to maturity or acquire CMB in the primary market, the related cash flows are excluded from the consolidated statement of cash flows as they are not considered external cash flows to the consolidated entity.

CMB program and IMPP

Loans under the CMB program and under the IMPP represent amounts due from Canadian financial institutions as a result of the sale of their beneficial interest in NHA MBS securities to us. These loans are funded by the issuance of CMB (CMB program) or borrowings from the Government of Canada (IMPP). There are both fixed and floating rate loans in this category. Under the CMB program, principal is due at maturity, and under the IMPP, principal is due monthly (amortizing).

Under these arrangements, substantially all the risks and rewards of the NHA MBS are retained by the issuers through swap agreements with us and CHT. Consequently, the NHA MBS that are secured by pools of insured mortgages, and the reinvestment securities under the CMB program, serve as collateral to the loans and are not recognized in the consolidated balance sheet. This collateral is, however, held in our name and represents the sole source of principal repayments for the loans and as previously discussed the collateral is presumed to have low credit risk. The amount due from the swap counterparties represents the interest earned on the loans and is recognized in interest income.

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Investment property

Investment properties are properties held to earn rental income or for capital appreciation, or both. Investment properties are initially recognized at cost plus transaction costs and subsequent to initial recognition, they are measured at fair value. Gains or losses arising from changes in fair value are recognized in other income in the period in which they arise.

Pension and other post-employment benefits

We have a number of benefit arrangements which provide pension and other post-employment benefits to eligible employees. These include a federally regulated pension plan (Pension Plan), an unregistered supplemental pension plan (Supplemental Plan) and other non-pension post-employment defined benefits consisting mainly of life and medical insurance. The Supplemental Plan offers benefits in excess of statutory limits as defined under the Income Tax Act (ITA).

The Pension Plan is subject to the federal Pension Benefits Standards Act, 1985 (PBSA) and its regulations and to the ITA. The Pension Plan is registered with the Office of the Superintendent of Financial Institutions (OSFI) and the Canada Revenue Agency (CRA).

Defined benefits plans

The defined benefit plans include the Pension Plan and the Supplemental Plan as well as the other post-employment benefits (OPEB). The benefits available under both the Pension Plan and the Supplemental Plan are based on length of service and average annual salary.

The net defined benefit liability recognized is the present value of the obligations under the defined benefit plans less the fair value of the assets of those plans. The defined benefit plan assets are limited to the present value of any economic benefits available in the form of reductions in future contributions to these plans.

Net benefit costs of the plans include the current service costs and the interest cost on the defined benefit obligation net of the interest income on the plan assets and the gain or loss on curtailment. Net benefit costs are included in operating expenses.

Remeasurement gains and losses on defined benefit plans include actuarial gains and losses and changes in the return on plan assets (excluding net interest). They are recognized in OCI as incurred and then flow into retained earnings and are not reclassified to profit or loss in subsequent periods.

Income taxes

We are a prescribed federal Crown corporation under Reg. 7100 of the ITA and are subject to federal income tax as a prescribed corporation for purposes of subsection 27(2) of the ITA. We are not subject to provincial income tax. CHT is subject to federal and provincial income taxes on the amount of taxable income for the period and is permitted a deduction for all amounts paid or payable to CHT’s beneficiaries in determining income for tax purposes. As all taxable income was distributed to the beneficiaries, no provision for income taxes has been reflected for CHT.

We use the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized based on the estimated tax effect of temporary differences between the carrying value of assets and liabilities on the financial statements and their respective tax bases. We use substantively enacted income tax rates at the balance sheet date that are expected to be in effect when the asset is realized or the liability is settled. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

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Related party transactions

Except for funds borrowed from the Government for Lending programs under the CBP, related party transactions are made on terms equivalent to those that prevail in arm’s length transactions. Funds borrowed under the CBP, which we include in borrowings at amortized cost and borrowings designated at FVTPL, are at below market rates. In turn, this allows us to issue loans at favorable rates, which reduces the Government’s cost to subsidize social housing. Borrowings at below market rates generate gains, which we recognize in net gains (losses) on financial instruments at the borrowing date, as discussed previously under Initial measurement of financial instruments.

3.	Current and Future Accounting Changes

Current accounting changes

There were no new or amended standards issued by the International Accounting Standards Board (IASB) that we adopted during the year.

Future accounting changes

Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 – effective date of 1 January 2026

In May 2024, the IASB issued amendments to the classification and measurement requirements in IFRS 9 Financial Instruments and IFRS 7 Financial Instruments Disclosures. The objective of the amendments is to address diversity in accounting practice by making the requirements more understandable and consistent. The amendments are required to be implemented by 1 January 2026.

The amendments include changes to classification and measurement requirements under IFRS 9 for the de-recognition of financial liabilities and additional guidance to assess the contractual cash flow characteristics of financial assets with environmental, social and governance (ESG)-linked, non-recourse and contractually linked features. The proposed amendments to IFRS 7 include additional disclosure requirements for investments in equity instruments held at FVOCI and financial instruments with contingent events.

We have analyzed the impacts of the amendments noted above and they will not have a material impact on our consolidated financial statements.

IFRS 18 Presentation and Disclosure in the Financial Statements – effective date of 1 January 2027

In April 2024, the International Accounting Standards Board (IASB) issued IFRS 18 Presentation and Disclosure in the Financial Statements (IFRS 18), which will replace IAS 1 Presentation of Financial Statements.

The objective of IFRS 18 is to improve how information is communicated in the financial statements, with a focus on information in the Statement of Income and Comprehensive Income. IFRS 18 is effective for annual reporting periods beginning on or after 1 January 2027, with earlier application permitted.

The new standard introduces significant changes to the presentation of financial performance, including the classification of income and expenses into five defined categories – Operating, Investing or Financing, Income taxes and Discontinued Operations – and the requirement to present new mandatory subtotals, such as “Operating profit and loss”.

The Corporation is currently assessing the impact of these amendments on its consolidated financial statements and will apply these amendments for the annual reporting period beginning after 1 January 2027.

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4.	Critical Judgments in Applying Accounting Policies and Making Estimates

Judgment in applying accounting policies

We have made the following judgments, which have the most significant effect on the amounts recognized in our consolidated financial statements.

Consolidation

We apply significant judgment in assessing whether the substance of our relationship with CHT indicates that we control CHT. We guarantee the timely payment of principal and interest on the CMB, and choose when to provide that guarantee. CHT cannot undertake new business (e.g. issue new bonds) without the benefit of a guarantee, and we are currently its only available guarantor. Within that context, we have direct influence over the activities of CHT and can use this influence to manage our exposure to CHT.

Derecognition

In assessing whether transfers of NHA MBS from Issuers to CHT under the CMB program, and to us under the IMPP, qualify for derecognition, significant judgment is applied in determining whether substantially all the risks and rewards of ownership of the NHA MBS have been transferred. We have determined that the issuers of NHA MBS to CHT or to us, fail to meet the derecognition criteria as they retain the risk and rewards of the NHA MBS through swap agreements. As a result, we do not recognize the underlying NHA MBS in the consolidated balance sheet, but rather account for the transfers as loans.

Use of estimates

In preparing our consolidated financial statements, we are required to make estimates that affect the reported amount of revenues, expenses, assets and liabilities, and the accompanying disclosures. The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed in the following sections. We based our estimates on information available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Such changes are reflected in the estimate when they occur.

Insurance contract liabilities

Insurance contract liabilities at 31 December are determined using deterministic cashflow models that consider a range of possible economic conditions. We review and update our economic assumptions used in the calculations as a part of our corporate planning process in the second quarter of the year, while all other inputs to the calculation are reviewed annually at year end as a part of the actuarial valuation of our insurance contract liabilities. The following assumptions are used when calculating the cash flows within the boundary of our insurance contract liabilities:

Claims frequency

Arrears rate and claim rate

The arrears rate is determined by loans that are more than 90 days past due for our homeowner and portfolio insurance products and 30 days past due for multi-unit insurance products and is a key determinant of future claims. A claim occurs when a borrower has defaulted on the loan and the lender has completed the foreclosure. The arrears and claim rate assumptions are based on our own experience and expectations.

An increase (decrease) in expected arrears or claim rates will increase (decrease) the expected claim cost which will reduce (increase) future profits.

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Termination rate

A termination occurs when an insurance contract is no longer in-force and there is no reported claim. Termination rate assumptions are based on historical experience and are adjusted, when appropriate, to reflect revised expectations.

An increase (decrease) in expected termination rates will reduce (increase) the expected claim frequency which will increase (decrease) future profits.

Cure rate

A loan is cured from arrears when the borrower pays all the past due amounts. Cure rate assumptions are based on historical experience and are adjusted, when appropriate, to reflect revised expectations.

An increase (decrease) in expected cure rates will reduce (increase) the expected claim frequency which will increase (decrease) future profits.

Claims severity

Loss given default

LGD represents the estimated net cash outflow when a default occurs and is based on historical experience and adjusted, when appropriate, to reflect revised expectations.

An increase (decrease) in loss given default will increase (decrease) the fulfilment cash flow which will reduce (increase) future expected profits.

Economic conditions (unemployment rate and housing repeat-sales price index)

The economic conditions are non-financial assumptions used to project future claim levels. Changes in these assumptions, which impact both claim frequency and claim severity, could increase or decrease the fulfilment cash flow which will impact future profits. An increase (decrease) in unemployment rate (UR) or a decrease (increase) in the housing repeat-sales price index (RPI) will increase (decrease) claims. Refer to Note 7 for more details on these assumptions.

Determining the LRC and LIC involves the risk that the actual results will deviate, and in certain cases significantly, from the estimates made.

The LIC reflects claims that have been IBNR, CIP, IBNER and reduced by BJR. The estimate for IBNR is based on loans that are reported in arrears and an estimate of loans that are not yet reported in arrears (pure IBNR) at the valuation date and the probability of those loans going to claim without subsequently becoming cured. The CIP are estimated by multiplying the insured loan amounts by the claim severity. The estimate for IBNER is estimated from the payment pattern of the supplementary amounts on open claims. The estimate for BJR is determined based on historical information on BJR received related to claims paid.

The fulfilment cash flows included in the LRC relate to future claims that are derived from simulations that project the lifecycle of mortgages. This includes considerations such as mortgage renewals, prepayments, and variable rate versus fixed rate mortgages. These are subject to a greater degree of uncertainty than the LIC.

Risk adjustment

The risk adjustment for non-financial risk represents the compensation required for bearing the uncertainty of the amount and timing of the cash flows of groups of insurance contracts and covers insurance risk, lapse risk and expense risk. The risk adjustment reflects the amount we would pay to remove the uncertainty that the future cash outflows will exceed our best estimate of our insurance contract liabilities. We have estimated our risk adjustment for non-financial risk using a quantile approach. The quantile approach requires us to estimate a distribution of the fulfillment cash flows and select a confidence level that reflects our risk appetite.

As at 31 December 2025, the risk adjustment for our insurance contracts corresponds to a 85% target confidence level for both the LRC and LIC.

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The risk adjustment is reassessed annually during the fourth quarter as part of the year-end valuation process. In 2025, we changed our methodology to calculate the risk adjustment for the LRC to use the quantile approach while in previous years we used a cost of capital approach. The methodology was changed since the cost of capital approach generated a risk adjustment that was outside our confidence level, because of the implementation of the new regulatory capital framework for mulit-unit insurance. Throughout the year, we monitor actual claim experience and economic indicators. If evidence justifies a revision before the next scheduled reassessment, adjustments to the risk adjustment may be made accordingly.

Discount rate

Fulfilment cashflows are determined by discounting the expected future cash flows using a bottom-up approach, starting with a risk-free curve and applying an illiquidity premium. The risk-free curve is determined by reference to the Government of Canada yield curve. The illiquidity premium is determined by reference to observable market rates of A-rated and BBB-rated investment grade bonds, plus a constant illiquidity premium factor of 0.5%.

The weighted average discount rates applied for discounting of future cash flows as at 31 December are listed below:

Portfolio duration

	1-5 years		5-10 years		10-15 years		15-20 years		20-25 years		over 25 years

	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Discount rates	3.8%	4.0%	4.5%	4.5%	5.1%	4.9%	5.3%	5.1%	5.4%	5.1%	5.3%	5.0%

Coverage units

The CSM is a component of the LRC and represents the unearned profit to be recognized as insurance coverage is provided.

An amount of the CSM by group of insurance contracts is recognized as insurance revenue each quarter reflecting the services provided during the period.

The amount of CSM recognized is determined by:

•	identifying the coverage units applicable to groups of insurance contracts;

•	allocating the CSM at the end of the period equally to each coverage unit provided in the current period and expected to be provided in future periods; and

•	recognizing, in insurance revenue, the amount allocated to coverage units provided in the period.

The number of coverage units in a group is the total coverage expected to be provided by the insurance contracts in the group, determined by considering the quantity of the benefits provided and the expected duration of the coverage. The quantity of benefits expected to be provided to the policyholder at the end of each period is the outstanding mortgage balance, including accrued interest and customary settlement costs, less the estimated sales price of the insured property securing the mortgage. This is calculated based on a historical average LGD (claim severity), given a loan is in arrears. The total coverage units of each group of insurance contracts are reassessed at the end of each reporting period to reflect changes of expected LGD. The coverage units are then allocated based on probability-weighted average duration of each coverage unit provided in the current period and expected to be provided in the future.

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Level of aggregation – grouping criteria

Once insurance contracts are aggregated into portfolios based on mortgage insurance products, expected profitability is used to further disaggregate the insurance contracts into those contracts that are onerous, those that have no significant chance of becoming onerous subsequently and a remaining other group of contracts within the portfolio.

To assess expected profitability and disaggregate the insurance contracts, the following characteristics are used:

•	pricing levels (loan-to-value band);

•	product type (market or affordable);

•	credit score band; and

•	property type (standard or non-standard).

The grouping criteria are applied at initial recognition and not revisited.

Mortgage Insurer Capital Adequacy Test

Insurance-in-force (IIF) is a key input in determining our MICAT ratio and is subject to estimation. Due to availability of data, IIF used in the MICAT is the higher of 1) a projection reflecting an estimate of new business, terminations and claims from our most recent previous quarter-end; and 2) our actual IIF as reported by lenders for the previous quarter-end. Changes in underwriting requirements, regulatory environment and market trends can add volatility to our estimate.

Valuation of pension benefit obligation

The current service cost of the defined benefit pension plan and the present value of the pension obligation are determined based on actuarial valuations. The actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, mortality rates and inflation. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at least annually.

The assumption most sensitive to change is the discount rate. In determining the appropriate discount rate, we consider the interest rates of Canadian dollar corporate bonds with an ‘AA’ rating and extrapolated as needed along the yield curve to correspond with the expected term of the defined benefit obligation. The mortality rate is based on publicly available Public Sector mortality tables for Canada as we have determined they are representative of our workforce.

In assessing the recoverability of the defined benefit plan assets, we have applied assumptions to determine the maximum future economic benefit available from a reduction in future contributions. This is determined by the difference between the present value of employer current service costs and the present value of the projected employer minimum funding requirements (MFR). In determining the MFR we have applied assumptions around discount rates (5.9% on a going concern basis and 4.2% on a solvency basis per year) and projected future asset returns (6.4% per year).

See Note 24 for more information on assumptions and sensitivity.

Expected credit losses

Our methodology for the estimation of expected credit losses (ECL) on debt securities classified at amortized cost or FVOCI and our loans at amortized cost includes different economic scenarios (baseline, optimistic and pessimistic) that are based on forecasted macro-economic inputs published by third parties and reviewed and approved by our Deputy Chief Economist. The significant inputs to the ECL model include forecasted Canadian and US equity markets, unemployment rates, credit spreads, oil price and volatility index (VIX). We assign a weight to the different scenarios for the purpose of calculating the ECL provisions. The appropriate weight assigned to each economic scenario is determined by our Deputy Chief Economist. The ECL at 31 December 2025 were calculated using a 35% weighting to the pessimistic scenario, 50% weighting to the baseline and 15% weight to the optimistic scenario (31 December 2024 – 40% pessimistic, 45% baseline and 15% optimistic). The revised macroeconomic assumptions, reflect a higher probability of losses in the next 12 months when compared to 31 December 2024. See Notes 13 and 14 for more information on expected credit losses.

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Estimation Uncertainty

The related economic and market uncertainties surrounding trade tariffs and global trade in general, have caused estimation uncertainty for CMHC. Our 31 December 2025 financial results are based on information about these market conditions that were reasonably available at the balance sheet date, and therefore, do not reflect subsequent changes in these market conditions.

Given the market uncertainty, we have updated our macroeconomic assumptions to reflect a greater probability of default over the next 12 months. Despite these changes, the resulting increases in our expected credit losses on debt securities and loans have not been significant. Refer to the discussion above on expected credit losses.

In relation to the Mortgage Insurance Activity the trade tariffs have not led to significant increases in the unemployment rate or decreases in house prices. Therefore, we have not seen significant increases in our arrears or our liability for incurred claims or a higher present value of future claims or a lower contractual service margin.

We generally expect forward looking volatility in these estimates to be higher than recent years and may change from quarter to quarter.

5.	Segmented Information

Our operating segments include Housing Programs, Mortgage Insurance, Securitization and CHT. As described in Note 1, we have determined our reportable segments to be Housing Programs, Mortgage Insurance and Securitization.

Our Chief Operating Decision Maker (CODM) is our President and Chief Executive Officer. Our CODM monitors the operating results of the activities separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on financial and non-financial metrics that are tied to the objectives of each operating segment and may differ by operating segment.

Housing Programs includes Housing and Lending programs which share many similarities and satisfy the same objective of supporting access to affordable housing for Canadians in need. Our CODM allocates resources and assesses performance of the Housing and Lending programs as one. Housing programs are administered either directly by us or by provinces and territories under SHA and the Federal/Provincial/Territorial Housing Partnership Framework. We lend to non-profit and private sectors, First Nations, Métis and Inuit organizations and communities, provinces and municipalities in the delivery of affordable and community housing programs. Housing Programs earns interest income on loans and investments and receives government funding to operate its housing programs.

Mortgage Insurance provides mortgage insurance for transactional homeowner, portfolio and multi-unit residential loans in all parts of Canada. We operate these programs on a commercial basis with due regard for loss without the need for funding from the Government. Mortgage Insurance revenues are earned from premiums, fees and investment income.

Securitization provides TPGs of interest and principal of securities issued on the basis of eligible housing loans and on CMB. We provide these guarantees on a commercial basis. Securitization also includes interests in NHA MBS as a result of acquisitions under the IMPP in 2020.

CHT’s functions include the acquisition of interests in eligible housing loans such as NHA MBS, the issuance of CMB, as well as the purchase of highly rated investments and certain related financial hedging activities.

For the purposes of our segmented reporting, we aggregate Securitization and CHT (a separate entity) in the Securitization reportable segment. Accordingly, Securitization earns revenues from guarantee and application fees, and investment income.

Securitization and CHT both support our objective of ensuring adequate supply of funds for mortgage lending through mortgage securitization. Through the CMB program in its entirety (including the guarantee by Securitization) and the IMPP, we contribute to the stability of the financial system by allowing lenders to access funds for residential mortgage lending.

Both segments’ business is generated by market demand for our TPG for Securitization through NHA MBS and through CMB issued by CHT.

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There are many similarities in the nature of the issuance processes, customers and methods of distribution. CMB are available to both institutional investors and retail investors and can be bought through investment dealers, banks, trust companies, and other types of financial institutions. The guarantee takes effect at issuance.

Corporate overheads and assets are allocated to each operating segment and are included in the amounts presented.

We define a major lender to be one from which we receive premiums, guarantee fees, and application fees amounting to 10% or more of our total premiums and fees received. In 2025, we received amounts totaling $602 million, or 15% of our total premiums and fees received, from one major lender (2024 – we received $769 million, or 23% of our total premiums and fees received, from two major lenders). We report these amounts in our Mortgage Insurance and Securitization Activities; see Note 2 for information on our revenue recognition policies.

For all segments, revenues are attributed to, and assets are located in Canada.

	Housing Programs Activity		Mortgage Insurance Activity		Securitization Activity		Eliminations		Total

(in millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Interest income	886	724	-	-	7,952	7,317	-	(2)	8,838	8,039

Interest expense	(774)	(624)	-	-	(7,944)	(7,308)	8	16	(8,710)	(7,916)

Net interest income	112	100	-	-	8	9	8	14	128	123

Insurance revenue	-	-	1,416	1,087	-	-	-	-	1,416	1,087

Insurance service expense	-	-	(148)	(137)	-	-	-	-	(148)	(137)

Insurance service result	-	-	1,268	950	-	-	-	-	1,268	950

Investment income (losses)	-	-	744	660	136	117	(9)	(12)	871	765

Net gains (losses) on financial instruments	(91)	(66)	(85)	(113)	(3)	(18)	8	3	(171)	(194)

Insurance finance expense for contracts issued	-	-	(345)	(263)	-	-	-	-	(345)	(263)

Net financial result	(91)	(66)	314	284	133	99	(1)	(9)	355	308

Government funding	4,922	4,606	-	-	-	-	-	-	4,922	4,606

Housing programs expenses	(4,584)	(4,240)	-	-	-	-	-	-	(4,584)	(4,240)

Premiums and fees earned	-	-	43	38	971	901	-	-	1,014	939

Operating expenses	(350)	(417)	(212)	(196)	(67)	(65)	-	-	(629)	(678)

Other income (loss)	(20)	(1)	(19)	(20)	9	9	-	-	(30)	(12)

Income before income taxes	(11)	(18)	1,394	1,056	1,054	953	7	5	2,444	1,996

Income taxes	(7)	-	(349)	(263)	(263)	(238)	(2)	(1)	(621)	(502)

Net income	(18)	(18)	1,045	793	791	715	5	4	1,823	1,494

Other comprehensive income (loss)	70	21	226	204	14	54	(5)	(12)	305	267

Comprehensive income (loss)	52	3	1,271	997	805	769	-	(8)	2,128	1,761

Total revenues and government funding[1]	4,923	4,639	1,606	1,254	1,121	1,018	7	5	7,657	6,916

Less Inter-segment income (loss)[2]	-	2	1	9	(8)	(16)	7	5	-	-

External revenues and government funding	4,923	4,637	1,605	1,245	1,129	1,034	-	-	7,657	6,916

[1]	Includes net interest income, insurance service result, net financial result, government funding, premiums and fees earned and other income.

[2]	Inter-segment income (loss) relates to the following:

• Housing Programs recognizes interest income from investing in holdings of CMB;

• Mortgage Insurance recognizes investment income from investing in holdings of CMB; and

• Within Securitization, CHT recognizes interest expense on CMB held by Housing Programs and Mortgage Insurance.

2025 Annual Report	75

As at 31 December

	Housing Programs Activity		Mortgage Insurance Activity[2]		Securitization Activity[2]		Eliminations[1]		Total

(in millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Assets

Cash and cash equivalents	880	1,388	631	262	1	5	-	-	1,512	1,655

Securities purchased under resale agreements	2,597	950	-	-	-	-	-	-	2,597	950

Accrued interest receivable	81	74	177	123	1,090	921	-	(1)	1,348	1,117

Investment securities:

Fair value through profit or loss	-	-	50	57	-	-	-	-	50	57

Fair value through other comprehensive income	-	-	22,740	19,298	3,625	4,499	-	(510)	26,365	23,287

Amortized cost	4,702	3,644	-	-	-	-	-	(75)	4,702	3,569

Derivatives	-	-	176	-	-	-	-	-	176	-

Due from the Government of Canada	193	177	-	-	-	-	-	-	193	177

Loans:

Fair value through profit or loss	441	502	20	19	-	-	-	-	461	521

Amortized cost	21,398	16,713	19	24	296,080	277,791	-	-	317,497	294,528

Accounts receivable and other assets	119	90	293	265	127	121	-	-	539	476

Investment property	379	396	-	-	-	-	-	-	379	396

Defined benefit plans asset	140	85	173	107	11	7	-	-	324	199

Deferred income tax assets	(72)	(106)	933	511	7	16	2	2	870	423

	30,858	23,913	25,212	20,666	300,941	283,360	2	(584)	357,013	327,355

Liabilities

Accounts payable and other liabilities	648	530	134	115	46	48	-	-	828	693

Income taxes payable	10	3	62	204	20	22	-	-	92	229

Accrued interest payable	207	147	-	-	1,068	897	-	(1)	1,275	1,043

Derivatives	77	70	4	135	-	-	-	-	81	205

Insurance contract liabilities	-	-	10,112	8,455	-	-	-	-	10,112	8,455

Borrowings:

Fair value through profit or loss	21	148	-	-	-	-	-	-	21	148

Amortized cost	28,950	22,121	-	-	296,080	277,791	(2)	(587)	325,028	299,325

Defined benefit plans liability	76	77	94	97	6	6	-	-	176	180

Unearned premiums and fees	-	-	506	383	2,732	2,660	-	-	3,238	3,043

	29,989	23,096	10,912	9,389	299,952	281,424	(2)	(588)	340,851	313,321

Equity of Canada	869	817	14,300	11,277	989	1,936	4	4	16,162	14,034

	30,858	23,913	25,212	20,666	300,941	283,360	2	(584)	357,013	327,355

[1]	The balance sheet eliminations remove inter-segment holdings of CMB and inter-segment receivables/payables.

[2]

In Q4 2025, excess capital from the Securitization Activity was transferred to the Mortgage Insurance Activity in preparation for the revised multi-unit MICAT framework that takes effect 1 January 2026. Refer to Note 10 for further information.

2025 Annual Report	76

6.	Government Funding and Housing Programs Expenses

Our activities are presented into the following three core responsibilities.

•	Assistance for housing needs: encompasses programs where we provide federal funding (primarily contribution based programs) to improve access to affordable housing for Canadians in housing need, including First Nations, Métis and Inuit peoples, Canadians with special or distinct needs, and certain vulnerable groups.

•	Financing for housing: encompasses programs whereby we make financing available (primarily loan based programs) for new and existing housing-related initiatives.

•	Housing expertise and capacity development: encompasses a variety of programs whereby we support capacity and skills development activities within the housing sector and conduct research and analysis as well as disseminate information on a range of issues that support the housing sector and inform decision making by Government and other sectors.

The following table presents the amount of government funding, including housing programs expenses and operating expenses incurred to support these programs by core responsibility.

(in millions)	2025	2024

Assistance for housing needs	2,347	2,568

Financing for housing	1,493	1,385

Housing expertise and capacity development	1,267	879

Total	5,107	4,832

Government funding received unrelated to Housing Program Expenses	(185)	(226)

Total government funding recognized[1]	4,922	4,606

Operating expenses recovery	(317)	(393)

Expected credit loss (recovery)	(21)	22

Capital assets recovery[2]	-	5

Total housing programs expenses recognized	4,584	4,240

[1]

Total government funding recognized does not include gains resulting from below market rate funds borrowed under the Crown Borrowing Program, which are recognized in net gains (losses) on financial instruments. These gains totaled $138 million (2024 – $140 million).

[2]	Relates to housing programs expenses in which the appropriations are deducted from the carrying amount of the related capital assets.

The following table presents the change in the due from the Government of Canada account. The outstanding balance as at 31 December 2025 is mainly composed of housing programs expenses incurred but not yet reimbursed.

(in millions)	2025	2024

Balance at beginning of the year	177	240

Total government funding	5,107	4,832

Government funding received during the year	(5,093)	(4,885)

Third party remittances owing to the Government of Canada	(24)	(14)

Balance at end of year before prior/future year adjustments	167	173

Net change in One-time top-up to the Canada Housing Benefit advances	-	24

Net change in prior year adjustments	26	(20)

Balance at end of year	193	177

2025 Annual Report	77

7.	Mortgage Insurance

Mortgage Insurance risk management

We assume the risk of loss from borrower default through mortgage insurance contracts entered into with approved lenders, exposing us to uncertainty surrounding the timing, frequency and severity of claims. Insurance risk management policies are in place to identify, mitigate, report and monitor this risk to ensure activities are managed within our risk appetite, tolerances and risk limits to successfully deliver on our mandate and meet our strategic directions.

We manage our exposure to insurance risk of loss through prudent product design, pricing, insurance underwriting policies, claims payment and default management, reserving, fraud and misrepresentation risk management, market diversification and borrower review and monitoring for the multi-unit, portfolio and transactional homeowner products.

Product design

The development of mortgage insurance products takes into account changing client needs, new legislation and regulations, the evolving economic environment and our mandate to serve Canadians across the country, particularly in those market segments not served or less well-served by the private sector. Product design is based on prudent underwriting practices combined with our goal to ensure that creditworthy borrowers have access to mortgage insurance products that meet their needs.

Pricing

Premiums are set based on projections of claim frequency, claim severity, return on investment, operating expenses, taxes, capital targets, profitability considerations and market demand. In addition, pricing decisions also take into account other considerations related to competition, strategic direction and our public mandate. Pricing risk refers to the potential that these projections and considerations may substantively and persistently differ from actual developments and values in the long term, which could have significant implications for our risk of loss, profitability and achievement of mandate.

At least annually, we conduct a pricing review of our products to: i) ensure they support Canadians in meeting their housing needs for a wide range of housing types and tenures; ii) support the profitability and long-term viability of the Mortgage Insurance Activity; iii) foster competition; iv) support financial stability; and v) be in line with our risk appetite and tolerances.

Insurance underwriting policies

Risks related to underwriting could arise from: i) the lender; ii) the borrower; iii) the property; and/or iv) the market. As a result, we have developed prudent and disciplined underwriting policies and guidelines which set the contractual framework and general obligations with respect to underwriting, provides approved lenders with underwriting criteria for mortgage insurance and also includes policies to obtain the approved lender designation.

In addition, for transactional homeowner products, risks related to insurance for different types of residential properties are assessed using our mortgage insurance risk assessment methodology and a rigorous underwriting and post-approval due diligence process.

In the case of multi-unit underwriting, due to different risk characteristics, applications undergo additional individual in-depth assessments to evaluate borrower, property, market and loan characteristics by our underwriters.

2025 Annual Report	78

Claims payment and default management

Our Claims Payment Centre supports approved lenders in managing default related to homeowner and small rental loans to reduce risk of default on payment.

Our Insurance Servicing team works with approved lenders for multi-unit residential rental, licensed care or retirement properties in resolving default situations, evaluating workout alternatives and other matters. We consider workouts through effective management of projects in difficulty by following established frameworks.

We actively pursue recoveries, which are amounts expected to be recovered from borrowers to mitigate our potential loss.

Reserving

Reserving risk refers to the risk that insurance liabilities differ significantly from the actual claim payments. We estimate insurance policy liabilities to cover future losses and payments on claims. These policy liabilities are established based on projections of claim frequency, severity and timing, within the context of the economic environment and recent performance indicators such as arrears rates.

Fraud and misrepresentation risk management

Fraud risk management comprises all activities aiming to detect and prevent fraud or misrepresentation and mitigating losses due to fraud or misrepresentation. We mitigate fraud using models to identify mortgage loan applications that have a high probability of containing misrepresentation and taking the appropriate measures upon identification. We maintain specialized underwriting staff to review these claims and, if appropriate, require enhanced due diligence by the lender.

Market diversification

Concentration risk may arise from insurance contracts issued in a particular geographical area where local economic conditions are significantly different from the national average that could expose us to a greater risk of loss. The relative impact of the outcome is mitigated as a result of the distribution of business across different geographic areas. There are no lender or regional limits on business volumes as our mandate is to support Canadians’ housing needs from coast to coast. However, we do monitor the conditions of the housing market and economy in each region of Canada against predetermined risk tolerances in accordance with our Risk Appetite Framework.

The following table sets out the concentration of original loan amount insured during the year:

	2025				2024

	Transactional		Multi-Unit		Transactional		Multi-Unit
(in percentages)	Homeowner	Portfolio	residential	Overall	Homeowner	Portfolio	residential	Overall

Atlantic	6	6	7	7	7	7	7	7

Quebec	28	12	38	34	28	16	31	30

Ontario	30	44	25	27	26	36	28	28

Prairies and Territories	24	21	15	18	29	24	19	21

British Columbia	12	17	15	14	10	17	15	14

Canada	100	100	100	100	100	100	100	100

2025 Annual Report	79

Monitoring

A comprehensive monitoring and quality assurance framework also enables our ongoing rigorous review of business trends, performance and lender compliance in order to make timely adjustments to underwriting and other risk management criteria and processes as needed.

Insurance-in-force

At 31 December 2025, insurance-in-force, which represents the maximum potential total risk exposure of the Mortgage Insurance Activity, totaled $471 billion (2024 – $440 billion). This amount includes $12,858 million (2024 – $9,646 million) in outstanding loan balances from the Lending programs included in the Housing Programs Activity (refer to Note 14). Under Section 11 of the NHA, the total of outstanding insured amounts of all insured loans may not exceed the limit of $800 billion (2024 – $800 billion).

The following table presents the percentage distribution of insurance-in-force by region:

	2025				2024

	Transactional		Multi-Unit		Transactional		Multi-Unit
(in percentages)	Homeowner	Portfolio	residential	Overall	Homeowner	Portfolio	residential	Overall

Atlantic	7	5	6	6	7	4	6	6

Quebec	26	13	32	28	26	13	30	26

Ontario	25	44	32	31	24	44	34	32

Prairies and Territories	32	21	16	22	33	21	16	23

British Columbia	10	17	14	13	10	18	14	13

Canada	100	100	100	100	100	100	100	100

Overview of insurance contracts

The following table presents the insurance contract liabilities by portfolio at year end.

(in millions)	2025	2024

Insurance contracts

Transactional homeowner	3,693	3,312

Portfolio	88	103

Multi-unit residential	6,331	5,040

Total insurance contract liabilities	10,112	8,455

Insurance revenue

The following table presents the breakdown of insurance revenue recognized in the year.

(in millions)	2025	2024

Amounts relating to changes in the liability for remaining coverage

CSM recognized for services provided	879	692

Change in the risk adjustment for non-financial risk	226	172

Expected incurred claims and other insurance expenses	240	172

Recovery of insurance acquisition cash flows	71	51

Total insurance revenue	1,416	1,087

2025 Annual Report	80

Net financial result

The following table presents the net financial result, specifically, the relationship between the insurance finance expenses and investment returns on assets. The table presents net financial result for our mortgage insurance segment, refer to Note 5 for the segmented net financial result across all segments.

(in millions)	2025	2024

Investment income	744	660

Net gains (losses) on financial instruments	(85)	(113)

Amounts recognized in other comprehensive income	244	338

Total investment return	903	885

Insurance finance expense for contracts issued	(345)	(263)

Insurance finance expense for contracts issued recognized in other comprehensive income	(26)	(85)

Total finance expense from insurance contracts	(371)	(348)

Total net financial result	532	537

Represented by:

Amounts recognized in income before income taxes	314	284

Amounts recognized in OCI before income taxes	218	253

Insurance contracts by remaining coverage and incurred claims

The following tables present the reconciliation of insurance contract liabilities by LRC and LIC.

As at 31 December 2025

(in millions)	LRC	LIC	Total

Insurance contract liabilities at beginning of year	8,204	251	8,455

Insurance revenue

Contracts under the fair value approach[1]	(455)	-	(455)

Other contracts	(961)	-	(961)

	(1,416)	-	(1,416)

Insurance service expense

Incurred claims and other insurance expenses	-	321	321

Amortization of insurance acquisition cash flows	71	-	71

Changes to the liabilities for incurred claims	-	(244)	(244)

	71	77	148

Insurance service result	(1,345)	77	(1,268)

Total finance expense from insurance contracts	359	12	371

Total changes in the statement of income and comprehensive income before income taxes	(986)	89	(897)

Cash flows

Premiums received	2,736	-	2,736

Claims and other insurance service expense paid	-	(28)	(28)

Insurance acquisition cash flows	(154)	-	(154)

Total cash flows	2,582	(28)	2,554

Insurance contract liabilities at end of year	9,800	312	10,112

[1]	On transition to IFRS 17 the fair value approach was applied to determine the CSM of the LRC for those insurance contracts that existed prior to 1 January 2021.

2025 Annual Report	81

As at 31 December 2024

(in millions)	LRC	LIC	Total

Insurance contract liabilities at beginning of year	6,876	203	7,079

Insurance revenue

Contracts under the fair value approach[1]	(464)	-	(464)

Other contracts	(623)	-	(623)

	(1,087)	-	(1,087)

Insurance service expense

Incurred claims and other insurance expenses	-	193	193

Amortization of insurance acquisition cash flows	51	-	51

Changes to the liabilities for incurred claims	-	(107)	(107)

	51	86	137

Insurance service result	(1,036)	86	(950)

Total finance expense from insurance contracts	337	11	348

Total changes in the statement of income and comprehensive income before income taxes	(699)	97	(602)

Cash flows

Premiums received	2,155	-	2,155

Claims and other insurance service expense paid	-	(49)	(49)

Insurance acquisition cash flows	(128)	-	(128)

Total cash flows	2,027	(49)	1,978

Insurance contract liabilities at end of year	8,204	251	8,455

[1]	On transition to IFRS 17 the fair value approach was applied to determine the CSM of the LRC for those insurance contracts that existed prior to 1 January 2021.

As at 31 December 2025 there were nil loss components (31 December 2024 – nil).

2025 Annual Report	82

Insurance contracts by measurement components

The following tables present the reconciliation of insurance contract liabilities by measurement component.

As at 31 December 2025

			CSM

(in millions)	Present value of future cash flows	Risk adjustment for non-financial risk	Contracts under the fair value approach[1]	Other contracts	Total

Insurance contract liabilities at beginning of year	1,614	1,322	2,144	3,375	8,455

Changes that relate to current services

CSM recognized for services provided	-	-	(318)	(561)	(879)

Change in the risk adjustment for non-financial risk	-	(135)	-	-	(135)

Experience adjustments	(10)	-	-	-	(10)

Changes that relate to future services

Contracts initially recognized in the year	(2,051)	523	-	1,528	-

Changes in estimates that adjust the CSM	(179)	(228)	127	280	-

Changes that relate to past services

Changes to the liabilities for incurred claims	(174)	(70)	-	-	(244)

Insurance service result	(2,414)	90	(191)	1,247	(1,268)

Total finance expense from insurance contracts	84	74	57	156	371

Total changes in the statement of income and comprehensive income before income taxes	(2,330)	164	(134)	1,403	(897)

Cash flows

Premiums received	2,736	-	-	-	2,736

Claims and other insurance service expense paid	(28)	-	-	-	(28)

Insurance acquisition cash flows	(154)	-	-	-	(154)

Total cash flows	2,554	-	-	-	2,554

Insurance contract liabilities at end of year	1,838	1,486	2,010	4,778	10,112

[1]	On transition to IFRS 17 the fair value approach was applied to determine the CSM of the LRC for those insurance contracts that existed prior to 1 January 2021.

2025 Annual Report	83

As at 31 December 2024

			CSM

(in millions)	Present value of future cash flows	Risk adjustment for non-financial risk	Contracts under the fair value approach[1]	Other contracts	Total

Insurance contract liabilities at beginning of year	1,178	1,071	2,318	2,512	7,079

Changes that relate to current services

CSM recognized for services provided	-	-	(301)	(391)	(692)

Change in the risk adjustment for non-financial risk	-	(128)	-	-	(128)

Experience adjustments	(23)	-	-	-	(23)

Changes that relate to future services

Contracts initially recognized in the year	(1,676)	329	-	1,347	-

Changes in estimates that adjust the CSM	144	(6)	73	(211)	-

Changes that relate to past services

Changes to the liabilities for incurred claims	(71)	(36)	-	-	(107)

Insurance service result	(1,626)	159	(228)	745	(950)

Insurance finance expenses	84	92	54	118	348

Total changes in the statement of income and comprehensive income before income taxes	(1,542)	251	(174)	863	(602)

Cash flows

Premiums received	2,155	-	-	-	2,155

Claims and other insurance service expense paid	(49)	-	-	-	(49)

Insurance acquisition cash flows	(128)	-	-	-	(128)

Total cash flows	1,978	-	-	-	1,978

Insurance contract liabilities at end of year	1,614	1,322	2,144	3,375	8,455

[1]	On transition to IFRS 17 the fair value approach was applied to determine the CSM of the LRC for those insurance contracts that existed prior to 1 January 2021.

Effect of new business recognized in the year

The following table presents effects of insurance contracts initially recognized in the year. There were no new onerous contracts in the year.

(in millions)	2025	2024

Estimates of the present value of future cash outflows, excluding insurance acquisition cash flows	516	327

Estimates of insurance acquisition cash flows	171	143

Estimate of the present value of future cash outflows	687	470

Estimate of the present value of future cash inflows	(2,738)	(2,146)

Risk adjustment for non-financial risk	523	329

CSM	1,528	1,347

2025 Annual Report	84

Contractual service margin

The following table presents when the CSM is expected to be recognized into income in future years.

(in millions)	Within 1 year	1 to 5 years	5 to 10 years	More than 10 years

Insurance contracts	901	2,466	1,615	1,806

Sensitivity analysis

The following table presents the sensitivity in the significant assumptions relating to risk. Changes in the assumptions below would have the greatest effect on the measurement of the insurance contract liabilities. The percentage change in the assumptions is applied to a range of existing actuarial modeling assumptions to derive the possible impact on the CSM, income before income taxes and equity of Canada for reasonably possible movements in key loss assumptions with all other assumptions held constant. In practice, changes in some of the assumptions might be correlated, which might magnify or counteract the sensitivities. The relationship of a change in assumption to the change in value may not be linear.

Risk – insurance contracts

	Weighted Average Assumptions		Change indicator	Change in assumptions	Impact on the CSM		Impact on income before income taxes		Impact on equity of Canada

(in millions)	2025	2024			2025	2024	2025	2024	2025	2024

Loss sensitivity factors

Claim frequency[1]	0.8%	0.8%	Relative	+10%	(151)	(125)	(16)	(14)	(11)	(9)

			Relative	-10%	148	123	18	15	12	10

Claim severity[2]	47.8%	45.2%	Relative	+10%	(243)	(228)	(46)	(37)	(33)	(24)

			Relative	-10%	243	228	46	37	33	24

Economic sensitivity factors

UR3	6.1%	5.9%	Absolute	+1%	(232)	(235)	(25)	(21)	(17)	(11)

RPI[3]	556	509	Absolute	-10%	(622)	(683)	(67)	(51)	(51)	(36)

[1]	The weighted average assumption includes the weighted average arrears, claims, termination and cure rate. Reflects the probability of a loan going from healthy to claim during its life.

[2]	Reflects net claim, including expenses as a percentage of the insured loan amount.

[3]	Refers to national ten-year average projected rates.

2025 Annual Report	85

Claims development

Liability for incurred claims

The following table shows the development of the expected losses on the LIC over a period of time and the estimated ultimate cost of claims for 2021 through 2025 to present the earliest material claim that has arisen and for which there is still uncertainty about the amount and timing of claim payments. The expected claims and claims costs paid are net of expected and actual borrower judgment recoveries received. The information is presented on a default year basis where claims are related to the year in which the insured event occurred and not the year in which the policy was underwritten.

(in millions)	2021	2022	2023	2024	2025	Total

Expected losses

Default year	220	135	167	214	299

One year later	87	74	102	82

Two years later	80	54	56

Three years later	72	46

Four years later	55

Total estimate of undiscounted claims	55	46	56	82	299	538

Cumulative actual claim cost payments	(58)	(45)	(44)	(21)	-	(168)

Cumulative expected claim payments (default years from 2021 to 2025	(3)	1	12	61	299	370

Cumulative expected claim payments (default years prior to 2021)						(52)

Effect of discounting						(6)

Liabilities for incurred claims	-	-	-	-	-	312

Self-insurance product and other application fees

The following table presents the composition of premiums and fees earned for our self-insurance product and other application fees.

(in millions)	2025	2024

Earned premium	31	28

Earned application fees[1]	12	10

Total	43	38

[1]	Includes low loan-to-value transactional homeowner applications fees which are earned when received and application fees earned on our self-insurance product.

2025 Annual Report	86

The following table presents the changes in the unearned premiums and fees balance for our self-insured products.

(in millions)	2025	2024

Balance at beginning of year	383	278

Premiums and fees deferred on self-insured products in the year	155	133

Premiums and fees earned on self-insured products in the year	(32)	(28)

Balance at end of year	506	383

We have recognized a provision for incurred claims on our self-insurance products within accounts payable and other liabilities. Refer to Note 23 for more information.

8.	Securitization

We guarantee the timely payment of principal and interest of CMB issued by CHT under the CMB program and NHA MBS issued by Approved Issuers on the basis of housing loans under the NHA MBS program and under the IMPP in the event that an issuer is unable to satisfy its obligations under these programs. In that circumstance, we will mitigate our loss by realizing on the collateral securing the obligations, consisting primarily of insured mortgage loans, under each of the programs.

At the balance sheet date, we have not received a claim, nor do we expect to receive a claim, in excess of the unearned guarantee fee on our TPG. As such, no provision in addition to the remaining unearned guarantee fee is required.

The following table presents the changes in the unearned TPG fees balance.

	2025			2024

(in millions)	NHA MBS	CMB	Total	NHA MBS	CMB	Total

Balance at beginning of year	1,932	728	2,660	1,874	624	2,498

TPG and application fees received in the year	791	252	1,043	801	262	1,063

TPG and application fees earned in the year	(800)	(171)	(971)	(743)	(158)	(901)

Balance at end of year	1,923	809	2,732	1,932	728	2,660

The unearned TPG fees balance relates to the consideration received from approved issuers at inception of the TPG contracts, for which revenue is recognized over the expected life of the security. The expected life of the securities varies with the average expected life being five years (2024 – five years).

Transaction price allocated to the remaining timely payment guarantee

The following table presents the revenue expected to be recognized in future years related to guarantees that are unsatisfied at the balance sheet date.

(in millions)	2026	2027	2028	2029	2030	2031 and thereafter

NHA MBS	687	482	321	217	104	112

CMB	167	149	129	106	81	177

2025 Annual Report	87

Guarantees-in-force

Total guarantees-in-force represents the maximum principal obligation related to TPGs1. Under Section 15 of the NHA, the aggregate outstanding amount of principal guarantees may not exceed $800 billion (2024 – $800 billion).

The following table presents the total guarantees-in-force by program. We do not expect these to result in future cash outflows.

(in billions)	2025	2024

NHA MBS[1]	277	277

CMB[2]	296	276

Total	573	553

[1]	Exposure excludes the realizable value of the related assets securing the NHA MBS and CMB guaranteed.

[2]	Includes $2 million (2024 – $587 million) in investments which are eliminated in the consolidated balance sheet.

The following table presents the maturity profile of the guarantees-in-force based on principal amount outstanding as at 31 December 2025.

(in millions)	NHA MBS guarantees	CMB guarantees	Total

2026	43,344	32,500	75,844

2027	70,493	31,750	102,243

2028	50,556	39,000	89,556

2029	42,224	39,750	81,974

2030	67,622	47,250	114,872

2031 and thereafter	2,523	105,500	108,023

Total	276,762	295,750	572,512

9.	Structured Entities

Canada Housing Trust

CHT was established in 2001 as a special-purpose trust, separate from CMHC. CHT’s functions are limited to the acquisition of interests in eligible housing loans such as NHA MBS, the issuance of CMB, as well as the purchase of highly rated investments and certain related financial hedging activities. The beneficiaries of the Trust, after payment of all obligations, are one or more charitable organizations. Financial information for CHT is presented in the following tables on an unconsolidated basis.

Condensed Balance Sheet

(in millions)	2025	2024

Loans – amortized cost	296,080	277,456

Other assets	1,069	900

Total assets	297,149	278,356

Borrowings – amortized cost	296,080	277,456

Other liabilities	1,069	900

Total liabilities	297,149	278,356

Total equity of Canada	-	-

2025 Annual Report	88

Condensed Statement of Income

(in millions)	2025	2024

Interest income – loans	7,952	7,283

Interest expense	(7,944)	(7,274)

Net interest income	8	9

Total revenues	8	9

Operating expenses	(8)	(9)

Total expenses	(8)	(9)

Net income	-	-

10.	Capital Management

We consider our capital available to be equal to the total equity of Canada less regulatory deductions.

Our primary objective with respect to capital management is to ensure that our commercial operations, being our Mortgage Insurance and Securitization activities, have adequate capital to deliver their mandate, while remaining financially self-sustaining, and to follow prudent business practices, OSFI guidelines and other guidelines existing in the private sector as appropriate. We use the Capital and Dividend Policy Framework for Financial Crown Corporations as issued by the Department of Finance in conjunction with our Risk Appetite Framework, Capital Management Policy and other internal capital adequacy processes to manage the capital of our commercial operations.

We perform an Own Risk & Solvency Assessment (ORSA), which is an integrated process that evaluates capital adequacy on both a regulatory and economic capital basis and is used to establish capital targets taking into consideration our strategy and risk appetite. Our ‘Own View’ of capital needs is determined by identifying our risks and evaluating whether or not an explicit amount of capital is necessary to absorb losses from each risk. With this, we also meet the requirements of the CMHC Act and the NHA.

We set an internal target for our Mortgage Insurance Activity and our Securitization Activity at a level that is expected to cover all material risks. The internal target is calibrated using specified confidence intervals and is designed to provide an early indication of the need to resolve financial problems. Under our capital management policy, we operate at available capital levels above the internal target on all but unusual and infrequent occasions. Accordingly, we have established an operating level for our Mortgage Insurance Activity and our Securitization Activity in excess of our internal target.

In August 2025, our Board of Directors approved maintaining the internal targets and operating levels of 155% and 165% respectively for Mortgage Insurance and 105% and 110% for Securitization for 2026.

We declare dividends to the Government from our Mortgage Insurance and Securitization Activities, to the extent there are profits and retained earnings not allocated to reserves, capitalization or to meet our needs for purposes of the NHA, CMHC Act or any other purpose authorized by Parliament relating to housing. In the current year, we declared and paid nil in dividends (2024 – $290 million dividends declared and paid).

2025 Annual Report	89

The components of consolidated capital available are presented in the following table.

(in millions)	2025	2024

Contributed capital	25	25

Accumulated other comprehensive income (loss)	79	(90)

Reserve fund	127	172

Appropriated retained earnings	10,155	10,861

Unappropriated retained earnings[1]	5,776	3,066

Total equity of Canada[2]	16,162	14,034

Less: regulatory deductions	(268)	(187)

Total capital available	15,894	13,847

[1]	Unappropriated retained earnings represent retained earnings in excess of our operating level for the Mortgage Insurance and Securitization Activities.

[2]	Equity of Canada includes the impact of eliminations.

Mortgage Insurance capital

The appropriated retained earnings of the Mortgage Insurance Activity is based on our ORSA. As regulatory capital, based on guidelines developed by OSFI, is higher than our economic capital requirements, we have set our capital targets based on regulatory capital. OSFI’s minimum regulatory capital requirement is 100% of the MICAT. The OSFI Supervisory target is 150% of the minimum capital required. We set an internal target above the Supervisory capital required under OSFI guidelines. The following table presents the components of capital available.

(in millions, unless otherwise indicated)	2025	2024

Contributed capital[1]	1,752	-

Accumulated other comprehensive income (loss)	83	(81)

Appropriated retained earnings	9,174	9,802

Appropriated capital[2]	11,009	9,721

Unappropriated capital	3,291	1,556

Total Mortgage Insurance capital	14,300	11,277

Less: regulatory deductions	(268)	(187)

Total Mortgage Insurance capital available	14,032	11,090

Internal target	155%	155%

Operating level	165%	165%

Capital available to minimum capital required (% MICAT)	210%	188%

[1]

In Q4 2025, excess capital from the Securitization Activity was transferred to the Mortgage Insurance Activity in preparation for the revised multi-unit MICAT framework that takes effect 1 January 2026.

[2]	We appropriate retained earnings and AOCI at the operating level of 165% of MICAT.

2025 Annual Report	90

Securitization capital

Securitization capital is held for the guarantees provided by our NHA MBS and CMB programs. There is no regulatory capital, and the appropriated amount of capital is based on our ORSA. Effective 1 January 2025 the Board of Directors approved an increase of the total assets required at the operating level from $2.2 billion to $2.6 billion. This compares to $3.7 billion of assets available at 31 December 2025 (31 December 2024 – $2.2 billion total assets required and $4.6 billion assets available), excluding assets and liabilities related to IMPP. Unappropriated capital is subject to a minimum liquidity requirement. The liquidity requirement ensures that our investment balance (cash, cash equivalents, investment securities and related accrued interest), along with our other borrowing capabilities, is sufficient to cover the largest exposure to a single counterparty. At 31 December 2025, our investment balance was $3.6 billion (31 December 2024 – $4.5 billion) and the liquidity requirement has resulted in a cap of $47 million to our unappropriated capital (31 December 2024 - $0.9 billion). In 2025 and 2024, the binding constraint is the liquidity requirement.

The following table presents the components of the capital available.

(in millions, unless otherwise indicated)	2025	2024

Accumulated other comprehensive loss	(39)	(49)

Appropriated retained earnings	981	1,059

Appropriated capital	942	1,010

Unappropriated capital[1]	47	926

Total Securitization capital available	989	1,936

Economic capital available to economic capital required (%)[2]	113%	140%

[1]

Unappropriated capital is net of a $1.75B transfer of excess capital from the Securitization Activity to the Mortgage Insurance Activity in Q4 2025, in preparation for the revised multi-unit MICAT framework that takes effect 1 January 2026.

[2]

In 2025, capital required was updated to reflect minimum capital required instead of capital required at the operating level, to better facilitate assessment of our capital position against our capital targets.

Housing Programs capital

We maintain a reserve fund pursuant to Section 29 of the CMHC Act, which includes the profits of the Corporation, after providing for all matters, that in the opinion of the Board of Directors, are required to carry out the purposes of the Corporation. The reserve fund is subject to a statutory limit of $240 million (2024 – $240 million). Should we exceed the statutory limit, we would be required to pay the excess to the Government.

Retained earnings comprises all other amounts comprising Housing Programs Equity of Canada that are not in the reserve fund, including unrealized fair value fluctuations as well as remeasurement gains and losses on defined benefit plans. The Housing Programs’ portion of remeasurement gains and losses on defined benefit plans is recorded in retained earnings until it is reimbursed by or to the Government through government funding for housing programs.

Aside from the reserve fund and retained earnings, we do not hold additional capital for our Housing Programs activities, as they do not present material financial risks for us that we do not already otherwise mitigate (see Note 14).

2025 Annual Report	91

The following table presents the components of the capital available.

(in millions)	2025	2024

Reserve fund[1,2]	130	174

Retained earnings	714	618

Total Lending programs capital available	844	792

[1]	Excludes the impact of eliminations of $3 million (2024 – $2 million).

[2]	In the first quarter of 2025, $53 million was reclassified from the reserve fund to retained earnings to better reflect the nature of certain items.

11.	Fair Value Measurement

Fair value measurement

We measure certain financial instruments and non-financial assets at fair value in the consolidated balance sheet and disclose the fair value of certain other items. Fair value is determined using a consistent measurement framework.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. Fair value measurement of non-financial assets (i.e. investment property) takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. For financial instruments, accrued interest is separately recorded and disclosed.

Fair value hierarchy

The methods used to measure fair value make maximum use of relevant observable inputs and minimize the use of unobservable inputs. Fair value measurements are classified in a fair value hierarchy as Level 1, 2 or 3 according to the observability of the most significant inputs used in making the measurements.

Level 1

Assets and liabilities that are measured based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2

Assets and liabilities that are measured based on observable inputs other than Level 1 prices. Level 2 inputs include prices obtained from markets that are not considered sufficiently active, and fair values obtained by discounting expected future cash flows, making maximum use of directly or indirectly observable market data.

Level 3

Assets and liabilities not quoted in active markets that are measured using valuation techniques. Where observable inputs are not available, unobservable inputs are used. For Level 3 assets and liabilities, unobservable inputs are significant to the overall measurement of fair value.

We have processes and controls in place to ensure fair value is reasonably measured. The valuation of financial instruments is performed by the Systems and Analytics Division (SAD) of the Investments and Treasury group. SAD has developed models and methodologies to determine fair value of financial instruments not quoted in active markets which are reviewed and monitored on an ongoing basis. All valuations are subject to independent price verification (IPV) managed by the sector of the Chief Risk Officer. IPV is a process where valuations are independently verified against external market prices and other relevant market data on an ongoing basis.

2025 Annual Report	92

Generally, the unit of account for a financial instrument is the individual instrument, and valuation adjustments are applied at an individual instrument level, consistent with that unit of account.

For investment property, fair value is determined by independent external property appraisers or our internal appraisers who hold recognized and relevant professional qualifications.

Methods and assumptions

We measure fair value using the following methods and assumptions:

Investment securities

Fixed income securities are valued based on a third-party pricing provider, which uses market data from a variety of sources. Actively traded instruments are valued based on market data such as indicative quotes or trade prices for identical securities. Instruments that are not actively traded are valued based on techniques using other observable inputs, such as spread differentials of similar actively traded securities. Future cash flows of certain floating rate bonds are estimated based on observable implied forward rate curves.

For our private limited partnership and real estate investment trust equity investments, fair value is measured as our share of the partnership’s or trust’s net asset value. In measuring net asset value, the fair value of the partnership’s or trust’s real estate assets is determined at least annually by independent appraisers using the income approach or the market approach, and the fair value of its long-term debt is measured by discounting expected future cash flows.

Loans

Loans are valued by discounting future cash flows using discount rate curves that reflect the collection guarantees provided by provincial, territorial or federal levels of government, to the extent that we have determined the guarantees are integrated with the loans. Inputs into the discounting model are the Government yield curve and spreads derived from assets with comparable financial risks.

Loans issued under the FTHBI are valued by multiplying the carrying amount of the loans by the housing repeat-sales price index. The repeat-sales price index is intended to reflect the increase/decrease in the fair values of the individual properties.

Derivatives

Derivatives consist of over-the-counter interest rate swaps and foreign currency forward contracts. These are valued by discounting estimated future cash flows using observable discount rate curves constructed using benchmark interest rates and foreign exchange rates. Future cash flows for floating rate legs are estimated based on observable implied forward rate curves. An adjustment is made to reflect the credit risk that either counterparty may not be able to fulfil its obligations. Inputs to this adjustment include market-implied default rates and estimated recovery rates, and the adjustment takes into account master netting and collateral arrangements in place.

First Time Home Buyer loan derivatives result from the recognition of a payable to, or receivable from, the Government of Canada when there are underlying loan gains or losses. The value of these derivatives is derived from movement on the repeat-sales price index as discussed above.

2025 Annual Report	93

Investment property

The fair value of investment property is determined using either the income approach or the market approach, incorporating the highest and best use of the property. Of the total fair value of investment properties, 44% (2024 – 43%) was based on valuations performed by independent valuators and 56% (2024 – 57%) was based on internal valuations during 2025.

The income approach is primarily applied in determining the fair value of rent-producing properties. Under the income approach, fair value is based upon the present value of expected future cash flows of each property using an unobservable discount rate reflective of the characteristics of the property. Future cash flows are estimated using unobservable assumptions about future rental values and vacancy rates.

The market approach is primarily applied in determining the fair value of vacant land. Under the market approach, fair value is based upon market transactions involving comparable property, with adjustments made to reflect the unique aspects of the property being valued.

Borrowings

Borrowings from the Government of Canada are valued by discounting future cash flows using discount rate curves derived from the directly observable yields of our market-traded borrowings (i.e. CMBs).

Comparison of carrying and fair values for financial instruments not carried at fair value

The following table compares the carrying and fair values of financial instruments not carried at fair value. Carrying value is the amount at which an item is measured in the consolidated balance sheet.

	2025			2024

(in millions)	Carrying value	Fair value	Fair value over (under) carrying value	Carrying value	Fair value	Fair value over (under) carrying value

Financial assets[1]

Investments at amortized cost[2]	4,702	4,720	18	3,569	3,580	11

Loans at amortized cost[3]	317,497	316,037	(1,460)	294,528	291,141	(3,387)

Financial liabilities

Borrowings at amortized cost[4]	325,028	324,351	(677)	299,325	296,387	(2,938)

[1]

Does not include cash and cash equivalents of $883 million (31 December 2024– $1,303 million) and securities purchased under resale agreements of $2,597 million (31 December 2024 – $950 million) carried at amortized cost as the fair value of these financial instruments is equal to their carrying value.

[2]	$1,957 million (31 December 2024 – $764 million) fair value categorized as level 1 and $2,763 million (31 December 2024 – $2,816 million) fair value categorized as level 2.

[3]	$304,990 million (31 December 2024 – $282,837 million) fair value categorized as level 2, $11,047 million (31 December 2024 – $8,304 million) fair value categorized as level 3.

[4]	$276,550 million (31 December 2024 – $240,490 million) fair value categorized as level 1, $47,801 million (31 December 2024 – $55,897 million) fair value categorized as level 2.

2025 Annual Report	94

Fair value hierarchy for items carried at fair value

The following table presents the fair value hierarchy for assets and liabilities carried at fair value in the consolidated balance sheet.

	2025				2024

(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets

Cash equivalents

Interest bearing deposits with banks	-	19	-	19	-	128	-	128

Federal government issued	-	610	-	610	-	207	-	207

Corporate/other entities	-	-	-	-	-	17	-	17

Total cash equivalents		629	-	629	-	352	-	352

Investment securities

FVTPL

Debt instruments

Corporate/other entities	-	18	-	18	-	20	-	20

Equities

Limited partnership units	-	-	32	32	-	-	37	37

Total at FVTPL	-	18	32	50	-	20	37	57

FVOCI

Debt instruments

Corporate/other entities	6,239	6,892	-	13,131	3,774	4,345	-	8,119

Federal government issued	4,809	1,616	-	6,425	7,440	3,290	-	10,730

Provinces/municipalities	6,481	182	-	6,663	3,974	159	-	4,133

Sovereign and related entities	121	25	-	146	258	47	-	305

Total at FVOCI	17,650	8,715	-	26,365	15,446	7,841	-	23,287

Loans designated at FVTPL	-	1	-	1	-	20	-	20

Loans mandatorily at FVTPL	-	11	449	460	-	12	489	501

Derivatives	-	176	-	176	-	-	-	-

Investment property	-	-	379	379	-	-	396	396

Total assets carried at fair value	17,650	9,550	860	28,060	15,446	8,245	922	24,613

Liabilities

Borrowings designated at FVTPL	-	(21)	-	(21)	-	(148)	-	(148)

Derivatives	-	(4)	(77)	(81)	-	(136)	(69)	(205)

Total liabilities carried at fair value	-	(25)	(77)	(102)	-	(284)	(69)	(353)

Net assets at fair value	17,650	9,525	783	27,958	15,446	7,961	853	24,260

2025 Annual Report	95

Transfers between fair value hierarchy levels

For assets and liabilities measured at fair value on a recurring basis, we determine if reclassifications have occurred between levels in the hierarchy by re-assessing categorization at each balance sheet date. Transfers are dependent on internal classification criteria that are based on variables such as observability of prices and market trading volumes considered as at each balance sheet date. Transfers between levels are deemed to occur at the beginning of the quarter in which the transfer occurs. There were $2,938 million of transfers from level 2 to level 1 and $4,120 million of transfers from level 1 to level 2 during the year ended 31 December 2025 (2024 – $3,269 million and $2,476 million, respectively).

Change in fair value measurement for items classified as level 3

The following table presents the change in fair value for items carried at fair value and classified as level 3.

(in millions)	Investment securities – FVTPL	Loans – FVTPL	Investment property	Derivatives	Total

Fair value as at 1 January 2025	37	489	396	(69)	853

Purchases/issuances	-	13	-	-	13

Net gains (losses) in profit or loss[1,2]	1	8	(17)	(8)	(16)

Cash receipts on settlements/disposals	(6)	(61)	-	-	(67)

Fair value as at 31 December 2025	32	449	379	(77)	783

Fair value as at 1 January 2024	51	446	398	(47)	848

Purchases/issuances	-	61	-	-	61

Net gains (losses) in profit or loss[1,2]	(5)	22	(2)	(22)	(7)

Cash receipts on settlements/disposals	(9)	(40)	-	-	(49)

Fair value as at 31 December 2024	37	489	396	(69)	853

[1]	Included in net gains (losses) on financial instruments for investment securities, loans and derivatives; other income for investment property.

[2]	Solely relates to unrealized gains (losses) for assets held at the end of the respective years.

2025 Annual Report	96

Unobservable inputs for items classified as level 3

The valuations of items classified as level 3 use unobservable inputs, changes in which may significantly affect the measurement of fair value. Valuations were based on assessments of the prevailing conditions at 31 December, which may change materially in subsequent periods. The following table presents quantitative information about the significant unobservable inputs used in level 3 fair value measurements for items carried at fair value.

			2025		2024

(in millions)	Valuation technique	Unobservable inputs	Asset fair value	Weighted average input/range	Asset fair value	Weighted average input/range

Investment securities

Equities at FVTPL – Limited partnership units	Share of partnership equity	Reported partnership equity	32	n/a	37	n/a

Loans at FVTPL

MI Activity workout loans	Discounted cash flow	Loss rate	1	77%	1	77%

MI Activity mortgage assignments	Market approach	Value per square foot	19	$0-$852	18	$24-$953

HP Activity loans – FTHBI	Market approach	Repeat-sales price index	429	n/a	470	n/a

Total loans at FVTPL			449	-	489	-

Investment property

HP Activity	Discounted cash flow	Estimated rental value per square foot	75	$15-$649	78	$16-$693

		Discount rate	-	6%-7%	-	6%

	Market approach	Value per square foot	304	$6-$545	318	$6-$525

Total investment property			379	-	396	-

FTHBI loan derivative	Market approach	Repeat-sales price index	(77)	n/a	(69)	n/a

Total Level 3 items carried at fair value			783	-	853	-

Level 3 sensitivity analysis

Investment property

For investment property, increases (decreases) in estimated rental value and price per square foot could result in a significantly higher (lower) fair value of the properties. Increases (decreases) in discount rates could result in a significantly lower (higher) fair value.

2025 Annual Report	97

12.	Cash and Cash Equivalents

The following table provides a breakdown of our cash and cash equivalents:

	2025				2024

(in millions)	Amortized cost	FVOCI	FVTPL	Total	Amortized cost	FVOCI	FVTPL	Total

Cash	34	-	-	34	64	-	-	64

Interest-bearing deposits with banks	419	-	19	438	200	-	128	328

Corporate/other entities	-	-	-	-	-	17	-	17

Federal government issued	14	610	-	624	140	207	-	347

Provinces/municipalities	416	-	-	416	899	-	-	899

Total cash and cash equivalents	883	610	19	1,512	1,303	224	128	1,655

We hold the following cash and cash equivalents that are intended for use as part of the respective programs:

(in millions)	2025	2024

Affordable Rental Housing Innovation Fund	22	31

Apartment Construction Loan Program (ACLP)	498	657

Affordable Housing Fund (AHF)	65	577

Canada Greener Affordable Housing	2	-

Direct Lending (DL) – Economically Hedged	19	128

Total	606	1,393

2025 Annual Report	98

13. Investment Securities

The following tables present the contractual maturity profile and average yield of investment securities.

	Remaining term to maturity

(in millions)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total 2025	Total 2024

FVTPL

Fixed income[1]

Corporate/other entities	-	6	12	-	18	20

Total fixed income	-	6	12	-	18	20

Yield[2]	-	4.5%	4.3%	-	4.4%	3.2%

Canadian equities					32	37

Yield[3]					2.2%	0.2%

Total at FVTPL					50	57

FVOCI

Fixed income[4]

Corporate/other entities	208	2,843	3,960	6,120	13,131	8,119

Federal government issued	2,512	2,241	897	775	6,425	10,730

Provinces/municipalities	50	1,482	2,632	2,499	6,663	4,133

Sovereign and related entities	12	74	14	46	146	305

Total at FVOCI	2,782	6,640	7,503	9,440	26,365	23,287

Yield[2]	2.4%	3.2%	3.5%	4.2%	3.6%	3.4%

Amortized cost

Fixed income

Corporate/other entities	976	474	235	-	1,685	905

Federal government issued	245	105	-	-	350	60

Provinces/municipalities	835	581	256	-	1,672	1,424

Sovereign and related entities	508	437	50	-	995	1,180

Total at Amortized cost	2,564	1,597	541	-	4,702	3,569

Yield[2]	2.7%	3.0%	3.1%	-	2.8%	3.3%

Total					31,117	26,913

[1]	Includes debt securities denominated in U.S dollars with a carrying value of $17 million (31 December 2024 – $12 million).

[2]	Represents the weighted-average yield, determined as the weighted average of the effective yields of individual securities at the end of the reporting period.

[3]	Represents the average yield, determined by dividing dividend income by average cost in 2025.

[4]	Includes debt securities denominated in U.S. dollars with a carrying value of $7,866 million (31 December 2024 – $4,536 million).

2025 Annual Report	99

The following table shows the cumulative unrealized gains (losses) on investment securities recorded at fair value.

	2025				2024

(in millions)	Amortized cost[1]	Gross cumulative unrealized gains	Gross cumulative unrealized losses	Fair value	Amortized cost[1]	Gross cumulative unrealized gains	Gross cumulative unrealized losses	Fair value

Debt instruments

FVTPL[2]	18	-	-	18	20	-	-	20

FVOCI[3]	26,303	323	(261)	26,365	23,153	549	(415)	23,287

Equities

FVTPL	43	4	(15)	32	44	8	(15)	37

[1]	Amortized cost for equities is weighted-average acquisition cost.

[2]	Includes debt securities denominated in U.S dollars with a carrying value of $17 million (31 December 2024 – $12 million).

[3]	Includes debt securities denominated in U.S. dollars with a carrying value of $7,866 million (31 December 2023 – $4,536 million).

Expected credit losses

See Note 19 for further information about the credit quality of our investment securities. At 31 December 2025, all of our debt instruments held at FVOCI and at amortized cost had a 12-month ECL allowance.

The ECL allowance for debt instruments held at FVOCI and amortized cost was $17 million at 31 December 2025 (2024 – $4 million).

We performed a sensitivity analysis by shifting economic scenario weightings to each extreme to assess the ECL impacts on our investment securities at amortized cost and FVOCI. The focus of these analyses is on Stage 1 and Stage 2 exposures, as Stage 3 ECLs do not vary between scenarios. Each scenario has been run independently from the others to determine the unweighted ECL attributable to each scenario, and the results represent a simulated impact as follows:

	As at 31 December 2025			As at 31 December 2024

(in millions)	Weight	Unweighted ECL	Weighted ECL	Weight	Unweighted ECL	Weighted ECL

Optimistic	15%	2	-	15%	2	-

Baseline	50%	5	17	45%	3	4

Pessimistic	35%	40	-	40%	6	-

2025 Annual Report	100

14. Loans

The following tables present the contractual maturity profile and average yield of loans based on carrying value.

	Year of maturity

(in millions)	2026	2027	2028	2029	2030	2031 and thereafter	Total 2025	Total 2024

FVTPL

Lending programs	3	-	-	-	-	438	441	502

MI Activity loans	20	-	-	-	-	-	20	19

Total FVTPL	23	-	-	-	-	438	461	521

Yield	4.1%	-	-	-	-	0.1%	0.3%	0.3%

Amortized cost

CMB program loans	32,497	31,789	39,109	39,796	47,288	105,601	296,080	277,456

Lending programs	389	408	698	1,985	2,415	15,503	21,398	16,713

IMPP loans	-	-	-	-	-	-	-	335

MI Activity loans	16	-	1	-	-	2	19	24

Total amortized cost	32,902	32,197	39,808	41,781	49,703	121,106	317,497	294,528

Yield	1.6%	3.0%	3.3%	3.0%	2.5%	3.2%	2.9%	2.8%

Total	32,925	32,197	39,808	41,781	49,703	121,544	317,958	295,049

2025 Annual Report	101

The following table presents the cash flows and non-cash changes for loans.

		Cash flows		Non-cash changes

(in millions)	Balance at beginning of year	Repayments	Disbursements	Fair value changes	Accretion	ECL	Capitalized interest	Transfers[1]	Balance at end of year

2025
FVTPL

Lending programs	502	(57)	-	8	-	-	-	(12)	441

MI Activity loans	19	(13)	14	-	-	-	-	-	20

Total at FVTPL	521	(70)	14	8	-	-	-	(12)	461

Amortized cost

CMB program loans	277,456	(41,109)	59,651	-	82	-	-	-	296,080

Lending programs[2]	16,713	(842)	5,403	(110)	55	(9)	176	12	21,398

IMPP loans	335	(335)	-	-	-	-	-	-	-

MI Activity loans[3]	24	(34)	1	-	13	15	-	-	19

Total amortized cost	294,528	(42,320)	65,055	(110)	150	6	176	12	317,497

Total	295,049	(42,390)	65,069	(102)	150	6	176	-	317,958

2024
FVTPL

Lending programs	494	(42)	45	23	-	-		(18)	502

MI Activity loans	18	(15)	16	-	-	-		-	19

Total at FVTPL	512	(57)	61	23	-	-		(18)	521

Amortized cost

CMB program loans	255,130	(37,925)	60,203	-	48	-	-	-	277,456

Lending programs[2]	12,616	(693)	4,776	(178)	32	7	135	18	16,713

IMPP loans	2,866	(2,531)	-	-	-	-	-	-	335

MI Activity loans[3]	38	(26)	-	-	11	1	-	-	24

Total amortized cost	270,650	(41,175)	64,979	(178)	91	8	135	18	294,528

Total	271,162	(41,232)	65,040	(155)	91	8	135	-	295,049

[1]	Transfers are matured loans that have been renewed where the new loans are no longer part of a portfolio of economically hedged loans and borrowings and therefore classified at amortized cost.

[2]	Fair value changes for loans at amortized cost relate to losses recognized immediately upon initial advance of loans issued below market value.

[3]	These loans are classified as Stage 3 and they are not impacted by changes in macro-economic assumptions or weightings as discussed in Note 4.

2025 Annual Report	102

Credit quality – amortized cost

The following table presents the credit quality of loans at amortized cost, presented separately for those based on 12-month or lifetime ECL. For loans where past due information is used as the primary criteria in assessing SICR, aging of loans past due from contractual due date is presented. For loans where past due information is not the primary criteria used in assessing SICR, credit quality is presented by credit rating category based on our internal credit rating system. Amounts in the table represent the gross carrying amount of the financial asset.

	2025

(in millions)	Stage 1: 12-month ECL	Stage 2: Lifetime ECL (not credit impaired)	Stage 3: Lifetime ECL (credit impaired)	POCI	Total	2024 Total

Days past due:

0-30 days	20,498	-	-	-	20,498	15,834

30-90	-	1	-	-	1	1

90+	-	-	21	-	21	42

POCI	-	-	-	19	19	24

Total gross carrying amount	20,498	1	21	19	20,539	15,901

Internal credit ratings:

AAA	-	-	-	-	-	8

AA- to AA+	355	-	-	-	355	505

A- to A+	535	-	-	-	535	328

BBB- to BBB+	-	-	-	-	-	44

BB- to BB+	31	-	-	-	31	-

Total gross carrying amount	921	-	-	-	921	885

Total	21,419	1	21	19	21,460	16,786

ECL allowance	(19)	-	(17)	(7)	(43)	(49)

Total, net of ECL allowance	21,400	1	4	12	21,417	16,737

CMB program loans	-	-	-	-	296,080	277,456

IMPP loans	-	-	-	-	-	335

Total loans at amortized cost					317,497	294,528

Total undrawn loan commitments outstanding at 31 December 2025 were $15,760 million (2024 – $10,632 million), of which $15,451 million are subject to 12-month ECL (2024 – $10,235 million) and nil are commitments outstanding on POCI loans (2024 – $1 million).

The allowance for ECL on undrawn loan commitments, which we record in accounts payable and other liabilities, was $21 million at 31 December 2025 (2024 – $11 million), an increase of $10 million for the year (2024 – a $14 million decrease).

2025 Annual Report	103

The ECL allowance on our loan portfolio is not materially sensitive to changes in economic inputs or weightings as the majority of the allowance is comprised of loans classified as Stage 3, where ECL does not vary between scenarios, and we are assured collection of principal and accrued interest on majority of our loans (refer to the Sources of guarantee section below).

Sources of guarantee

We are assured collection of principal and accrued interest on 99% (2024 – 99%) of our loans. The sources of guarantee for these loans are provided in the following table.

	2025			2024

(in millions)	FVTPL	Amortized cost	Total	FVTPL	Amortized cost	Total

Provinces and territories through provisions in the SHA	1	609	610	20	768	788

Government of Canada through provisions in the NHA	427	2,425	2,852	470	1,776	2,246

Indigenous Services Canada through Ministerial Loan Guarantees	-	1,498	1,498	-	1,471	1,471

Loans underwritten by our MI Activity	-	12,858	12,858	-	9,646	9,646

Collateral[1]	-	296,080	296,080	-	277,791	277,791

Total guaranteed loans	428	313,470	313,898	490	291,452	291,942

Other Lending programs loans[2]	13	4,008	4,021	12	3,052	3,064

MI Activity loans	20	19	39	19	24	43

Total	461	317,497	317,958	521	294,528	295,049

[1]	Represents collateral held for CMB program and IMPP loans, which consists of NHA MBS securities and in the case of the CMB program only, high quality reinvestment assets.

[2]

Consists of loans to provincial entities, municipalities and partnerships between governments, non-profits and private sector. Losses on some of these loans would be eligible for partial reimbursement from the Government of Canada.

15. Borrowings

The following tables present the contractual maturity profile and average yield of borrowings based on carrying value.

	Year of maturity

(in millions)	2026	2027	2028	2029	2030	2031 and thereafter	Total 2025	Total 2024

Designated at FVTPL

Borrowings from the Government of Canada – Lending programs	21	-	-	-	-	-	21	148

Yield[1]	1.3%	-	-	-	-	-	1.3%	1.5%

Borrowings at amortized cost

Canada mortgage bonds	32,497	31,790	39,109	39,794	47,287	105,601	296,078	276,869

Borrowings from the Government of Canada – Lending programs	3,568	605	738	1,954	2,236	19,849	28,950	22,121

Borrowings from the Government of Canada – IMPP	-	-	-	-	-	-	-	335

Total borrowings at amortized cost	36,065	32,395	39,847	41,748	49,523	125,450	325,028	299,325

Yield[1]	1.7%	3.0%	3.3%	3.0%	2.5%	3.3%	2.9%	2.8%

Total	36,086	32,395	39,847	41,748	49,523	125,450	325,049	299,473

[1]

Represents the weighted-average yield, determined by applying the weighted-average effective yields of individual fixed rate borrowings and the weighted-average yields-to-reset of floating rate borrowings.

2025 Annual Report	104

Borrowings – designated at fair value through profit or loss

Included in this category are medium-term borrowings from the Government taken to fund certain Housing Programs Activity loans originated prior to August 2016. Medium-term debt includes fixed rate notes, with an original term to maturity ranging from two to ten years.

Borrowings – amortized cost

This category includes borrowings under the CMB program and under the IMPP, as well as short- and medium-term borrowings from the Government taken to fund certain Housing Programs Activity loans, including all those originated after July 2016. Short-term debt, having an original term to maturity less than 365 days, was $2.9 billion at 31 December 2025 (2024 – $2.2 billion). Medium-term debt includes fixed rate notes, with an original term to maturity ranging from two to ten years. The following table presents the cash flows and non-cash changes for borrowings.

		Cash flows		Non-cash changes

(in millions)	Balance at beginning of year	Issuances	Repayments	Fair value changes	Accretion and other	Eliminations	Balance at end of year

2025
Designated at FVTPL

Borrowings from the Government of Canada – Lending programs	148	-	(128)	1	-	-	21

Borrowings at amortized cost

Canada mortgage bonds	276,869	59,651	(41,034)	-	82	510	296,078

Borrowings from the Government of Canada – Lending programs	22,121	24,164	(17,338)	(138)	141	-	28,950

Borrowings from the Government of Canada – IMPP	335	-	(335)	-	-	-	-

Total borrowings at amortized cost	299,325	83,815	(58,707)	(138)	223	510	325,028

Total	299,473	83,815	(58,835)	(137)	223	510	325,049

2024
Designated at FVTPL

Borrowings from the Government of Canada – Lending programs	219	-	(77)	6	-	-	148

Borrowings at amortized cost

Canada mortgage bonds	254,389	60,193	(37,765)	-	48	4	276,869

Borrowings from the Government of Canada – Lending programs	17,502	24,557	(19,930)	(140)	132	-	22,121

Borrowings from the Government of Canada – IMPP	2,866	-	(2,531)	-	-	-	335

Total borrowings at amortized cost	274,757	84,750	(60,226)	(140)	180	4	299,325

Total	274,976	84,750	(60,303)	(134)	180	4	299,473

2025 Annual Report	105

When we hold CMB to maturity or acquire CMB in the primary market, we exclude the related cash flows from the consolidated statement of cash flows. During the year ended 31 December 2025, we have excluded $75 million (2024 – $160 million) of CMB maturities from repayments in the previous table and from investment securities – sales and maturities in the consolidated statement of cash flows. We have also excluded nil (2024 – $10 million) of CMB purchases in the primary market from issuances in the previous table and from investment securities – purchases in the consolidated statement of cash flows.

Borrowing authorities

The Minister of Finance approves our Borrowing Plan annually and establishes limits and parameters for borrowings, namely capital market borrowings and borrowings from the Government in the Housing Programs and Securitization Activities.

For 2025, the limits on our short-term borrowings outstanding and long-term borrowings issued are $7 billion and $9.5 billion, respectively (2024 – $7 billion and $6.5 billion). Actual short-term borrowings outstanding as at 31 December 2025, and long-term borrowings issued in 2025 were $2.9 billion and $6.9 billion, respectively (2024–$2.2 billion and $4.3 billion).

The legislative authority, which is separate from the limits and does not apply to borrowings of CHT, requires that the total indebtedness outstanding at any time, other than to the Government, not exceed $15 billion (2024 – $15 billion). The outstanding principal balance of this indebtedness was nil as at 31 December 2025 (2024 – nil).

16. Derivatives

Derivatives are financial contracts whose value is derived from movements in one or more underlying securities, rates, indices or other instruments. We use derivatives in conjunction with our risk management activities.

Interest rate swaps are transactions in which two parties exchange interest cash flows on a specified notional amount for a predetermined period based on agreed-upon fixed and floating rates. Notional amounts are not exchanged. The value of these swaps is derived from movements in interest rates. We use them to manage either reinvestment risk or mismatches in the timing of receipts from assets versus payments of liabilities.

Foreign currency forward contracts are over-the-counter contracts in which two parties agree to exchange one currency for another at a specified price for settlement at a future predetermined date. The value of these contracts is derived from movements in foreign exchange and interest rates. We use them to manage currency risk associated with U.S. dollar-denominated debt securities.

FTHBI loan derivatives result from the recognition of a payable to, or receivable from, the Government of Canada when there are underlying loan gains or losses. Upon loan settlement, we will either pay loan gains to, or recover loan losses from, the Government. The value of these derivatives is derived from movement in the fair value of the underlying home values, which affects the fair value of the loans.

The following table provides the notional amounts of the derivative transactions recognized in the consolidated financial statements. Notional amounts, which are off-balance sheet, serve as a point of reference for calculating payments and do not represent the fair value, or the potential gain or loss associated with the credit or market risk of such instruments.

	2025				2024

	Average term to maturity	Notional amount	Fair value		Average term to maturity	Notional amount	Fair value
(in millions)			Asset	Liability			Asset	Liability

Interest rate swaps	1 year	40	-	-	1 year	278	-	1

Foreign currency forward contracts	Within 1 year	8,159	176	4	Within 1 year	4,479	-	135

First Time Home Buyer loan derivative	21 years	429	-	77	22 years	467	-	69

Total		8,628	176	81		5,224	-	205

2025 Annual Report	106

Credit exposure of derivatives

The following table presents the credit exposure of derivatives by term to maturity. The replacement value is the total current fair value including accrued interest of all outstanding contracts with a positive fair value, after factoring in the impact of master netting agreements. The replacement value represents our maximum derivative credit exposure. Potential future credit exposure represents an estimate of the potential change in the market value of the transaction up to maturity which is calculated in relation to the notional principal of the contracts by applying factors consistent with guidelines issued by OSFI.

Credit risk equivalent is the total of the replacement value and the potential future credit exposure. The risk weighted equivalent is determined by applying a standard OSFI defined measure of counterparty credit risk to the credit equivalent amount.

	Replacement value				2025		2024

(in millions)	Within 1 year	1 to 5 years	Over 5 years	Potential future credit exposure	Credit risk equivalent	Risk- weighted equivalent	Credit risk equivalent	Risk- weighted equivalent

Derivatives	176	-	-	82	258	52	18	4

The fair value of the collateral we hold related to our derivatives as at 31 December 2025 was nil (2024 – nil).

17. Financial Instruments Income and Expenses

Interest income, investment income and interest expense

The following table outlines the total interest income and expense for financial instruments and the investment income recognized in the consolidated statement of income and comprehensive income.

	2025			2024

(in millions)	Interest Income	Investment Income	Interest Expense	Interest Income	Investment Income	Interest Expense

Income and expenses not at FVTPL

Cash equivalents	46	31	-	66	31	-

Debt instruments – FVOCI	-	840	-	-	734	-

Debt instruments – amortized cost	118	-	-	106	-	-

Loans – amortized cost	8,637	-	-	7,831	-	-

Securities purchased under resale agreements	35	-	-	32	-	-

Borrowings – amortized cost	-	-	8,709	-	-	7,913

Total income and expenses not at FVTPL	8,836	871	8,709	8,035	765	7,913

Income and expenses at FVTPL

Debt instruments	3	-	-	7	-	-

Loans	-	-	-	1	-	-

Borrowings	-	-	1	-	-	3

Derivatives	(1)	-	-	(4)	-	-

Total income and expenses at FVTPL	2	-	1	4	-	3

Total	8,838	871	8,710	8,039	765	7,916

2025 Annual Report	107

Net gains (losses) on financial instruments

The following table presents the net gains (losses) on financial instruments recognized in the consolidated statement of income and comprehensive income.

(in millions)	2025	2024

Financial instruments designated at FVTPL

Loans	-	1

Borrowings	(1)	(6)

Total financial instruments designated at FVTPL	(1)	(5)

Financial instruments mandatorily at FVTPL

Equity securities	1	(5)

Derivatives	116	(448)

Loans	8	22

Total financial instruments mandatorily at FVTPL	125	(431)

Debt instruments held at FVOCI1	(211)	289

Loans — amortized cost2	(205)	(226)

Borrowings — amortized cost	138	140

Expected credit recoveries (losses) on financial assets	(17)	39

Total	(171)	(194)

[1]	Includes foreign exchange loss of $232 million (2024 – gain of $411 million) resulting from translation of U.S. dollar-denominated debt instruments.

[2]	Includes losses on loans recognized immediately upon initial advance of $110 million (2024 – $178 million) and the amortization of deferred net losses of $95 million (2024 – $48 million).

Deferred net losses on financial instruments

The following table presents the deferred net losses on financial instruments for certain Lending program loans held at amortized cost not recognized in the consolidated statement of income and comprehensive income.

(in millions)	2025	2024

Balance at beginning of the year	579	433

Deferred net losses on financial instruments in the year	289	194

Recognized net losses on financial instruments in the year	(95)	(48)

Balance at end of year	773	579

18. Market Risk

Market risk is the risk of adverse financial impacts arising from changes in underlying market factors, including interest rates and foreign exchange rates. Despite changes in economic and market conditions, there were no material changes to our assessment and management of market risk in the year ended 31 December 2025.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument or insurance contract held will fluctuate because of changes in market interest rates.

The investment portfolios for the Mortgage Insurance and Securitization Activities are managed in accordance with their Strategic Asset Allocation (SAA), which limits interest rate risk relative to internal limits and benchmarks.

2025 Annual Report	108

There is no direct contractual relationship between our financial assets and our insurance contracts. However, we manage net interest rate risk by maintaining an appropriate mix of financial assets which would support the insurance contract liabilities in an economic stress scenario.

The Housing Programs Activity is exposed to interest rate risk when asset and liability principal and interest cash flows have different payment, repricing or maturity dates. Some of our loans contain prepayment and/or repricing options, however our interest rate risk remains minimal in these instances as we have the right to prepay our borrowings from the Government of Canada totaling $28,971 million (2024 – $22,269 million) with a penalty, at any time.

We manage interest rate risk in the Housing Programs Activity’s lending programs differently depending on the cash flow characteristics of the program’s loans and when the loans were originated. The interest rate risk is managed in each of the lending programs, as described below.

For certain DL loans originated prior to August 2016 and having a gross carrying amount of $1 million at 31 December 2025 (2024 – $20 million), we use derivatives to manage reinvestment and refinancing risks as well as mismatches in the timing of cash flows between the loans, reinvested principal receipts and borrowings. For DL loans originated after July 2016 and having a gross carrying amount of $1,804 million as at 31 December 2025 (2024 – $1,922 million), we use an asset/liability matching strategy on a portfolio basis whereby we structure our borrowings matching the future obligations to the cash flows to be received on the loans. Under this matching strategy, we do not use derivatives and the term over which we must reinvest principal receipts is significantly reduced. Cumulative cash flow mismatches are limited by policy to $30 million (2024 – $30 million).

For the MILP, closed to new loans since 2011, we manage interest rate risk through matching the present value of cash flows of the program’s assets and liabilities. Loans in this program had a gross carrying amount of $323 million at 31 December 2025 (2024 – $428 million).

For the ACLP and AHF programs which have longer-term expected draw schedules, we manage the uncertainty of the timing of loan cash flows and of investment returns earned on borrowed funds by building these factors into our loan pricing. The gross carrying amount of loans in these programs was $16,478 million at 31 December 2025 (2024 – $12,154 million).

For the FTHBI and CGHL programs, which are non-interest bearing loans, we manage interest rate risks through the receipt of government funding for interest costs. Loans under these programs had a gross carrying amount of $2,628 million at 31 December 2025 (2024 – $1,967 million).

Interest rate risk on other Housing Programs Activity loans of $628 million at 31 December 2025 (2024 – $738 million) is managed through retained earnings in the Equity of Canada.

For loans under the CMB program, we enter into swap agreements with approved financial institution counterparties to manage interest rate risk and prepayment/reinvestment risk, as principal on the liabilities is due at maturity and reinvested. We pay all interest received from the underlying NHA MBS and reinvestment assets to the swap counterparties in exchange for an amount equal to the CMB coupon payments. For loans under the IMPP, we entered into swap agreements to manage interest rate and prepayment risk, as principal on the liabilities is due over time. We pay the effective interest received on the underlying NHA MBS less administration costs to the swap counterparties in exchange for an amount equal to the interest owed on borrowings from the Government of Canada. As a result of these swap agreements, these risks related to the CMB program and IMPP have no net impact on the consolidated statement of income and comprehensive income.

2025 Annual Report	109

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from our holdings of foreign currency denominated investment securities. Our internal policies limit the amount of foreign currency investments and require full hedging of currency risk. We held $7,866 million in FVOCI debt securities denominated in U.S. dollars as at 31 December 2025 (2024 – $4,536 million) and $17 million in FVTPL debt securities denominated in U.S. dollars as at 31 December 2025 (2024 – $12 million).

Our strategy to fully hedge currency risk is to continuously enter into a series of short-term foreign currency forward contracts that have terms up to one year. Under these contracts, we exchange U.S. dollars for Canadian dollars at an exchange rate fixed at the outset of the contract for settlement at a future predetermined date. Given the short-term nature of the forward contracts, hedging of currency risk over the life of the foreign-denominated debt securities will require continued application of our strategy in the future. The exposures presented in the Value at Risk (VaR) table in the next section reflect the mitigating effect of the derivative contracts. Currency risk was assessed as immaterial as at 31 December 2025 (2024 – immaterial) after accounting for derivatives.

Sensitivity analysis

Value at risk

We evaluate market risk for investment securities in the Mortgage Insurance and Securitization Activities through the use of VaR models. VaR is a statistical technique used to measure the maximum potential loss of an investment portfolio over a specified holding period with a given level of confidence. The VaR for the Mortgage Insurance and Securitization Activities as at 31 December, calculated with 95% confidence over a 22 business day holding period, is outlined in the following table. VaR is presented separately for individual market risk factors and for the total portfolio. The effect of diversification results from the fact that market risks are not perfectly correlated and, consequently, there is a benefit from investment diversification. The VaR figures are based on one year of historical prices and correlations of bond and equity markets and 26 weeks of volatility.

	Mortgage Insurance		Securitization

(in millions)	2025	2024	2025	2024

Investment securities:

CAD-denominated securities	161	163	46	72

USD-denominated securities	99	80	-	-

Effect of diversification	(14)	(8)	-	-

Total VaR	246	235	46	72

Interest rate risk on insurance contracts – Mortgage Insurance

The following table presents the Mortgage Insurance Activity’s exposure to interest rate risk for our insurance contracts. The percentage change in the discount rate is applied to derive the possible impact on other comprehensive income before income taxes and equity of Canada with all other assumptions held constant.

	Change indicator	Change in assumptions	Impact on other comprehensive income before income taxes		Impact on equity of Canada
(in millions)			2025	2024	2025	2024

Discount rate	Relative	+1%	189	185	142	139

	Relative	-1%	(209)	(209)	(157)	(157)

2025 Annual Report	110

Interest rate sensitivity – Housing Programs

We evaluate market risk for the Housing Programs Activity portfolio of loans, investments, borrowings and swaps by measuring their sensitivity to changes in interest rates.

For the Housing Programs Activity’s financial instruments designated at FVTPL and derivatives, we assessed the net impact of a 200 bps shift in interest rates on fair value as immaterial as at 31 December 2025 after accounting for derivatives.

The Housing Programs Activity’s financial instruments measured at amortized cost are also exposed to interest rate risk. The net impact of a shift in interest rates on their fair value is presented in the following table.

	2025 Interest rate shift		2024 Interest rate shift

(in millions)	-200 bps	+200 bps	-200 bps	+200 bps

Increase (decrease) in fair value of net assets[1]	(1,241)	1,024	(840)	695

[1]

The changes in fair value of net assets resulting from interest rate shifts presented in this table would not be recognized in other comprehensive income as the underlying financial instruments are measured at amortized cost.

19. Credit Risk

Credit risk is the potential for financial loss arising from failure of a borrower or an institutional counterparty to fulfill its contractual obligations. We are exposed to credit risk from various sources including borrower default through mortgage insurance contracts and institutional counterparty credit risk arising from financial guarantees under the NHA MBS and CMB programs, lending arrangements, fixed income investments and derivative transactions. There has been no significant change in the nature of risks and how we manage them in the year ended 31 December 2025.

A detailed breakdown of credit risk is presented in the following section.

(in billions)	2025	2024

TPGs: guarantees-in-force (Note 8)[1]	573	553

[1]	Includes underlying instruments which are also insured by CMHC included in insurance-in-force.

For all financial assets other than guarantees or derivatives, the maximum exposure to credit risk is the carrying amount. For derivatives, the maximum exposure to credit risk is indicated in Note 16.

Credit risk associated with TPGs is managed through due diligence in approving NHA MBS Issuers, ongoing monitoring of Issuer credit quality and program compliance, and the requirement that all mortgages supporting the NHA MBS be insured against borrower default. We have further mitigated this risk by having been assigned all rights, title and interest in the underlying mortgages so that we have access to principal and interest payments in the event of issuer default.

Credit risk associated with loans in the Housing Programs Activity is in part mitigated through measures that include loan guarantees from other government entities as described in Note 14. We are assured collection of principal and accrued interest on 99% of our loans.

Under the CMB program, and the IMPP, loans represent amounts due from Canadian financial institutions as a result of the sale of their beneficial interest in NHA MBS securities to us. The loans are collateralized by the NHA MBS and associated reinvestment securities under the CMB program only, acquired in the transactions. The collateral, which is rated R-1 (high) or AAA by at least two rating agencies, is held in our name and represents the sole source of principal repayments for the loans.

2025 Annual Report	111

Under the CMB program and the IMPP, we are exposed to credit-related counterparty risk in the event of default of swap counterparties. This risk is mitigated by transacting with highly rated swap counterparties and collateralization requirements based on credit ratings. All swap counterparties must have a minimum credit rating of BBB+ (high) (CMB program), or A- (IMPP), or their equivalents, by at least two rating agencies.

The fair value of total loan collateral held under the CMB program was $299,107 million, 101% of loan carrying value, as at 31 December 2025 (2024 – $278,534 million, 100.4% of loan carrying value).

The fair value of total loan collateral held under the IMPP was nil as at 31 December 2025 (2024 – $335 million, 100.0% of loan carrying value).

We manage credit risk associated with fixed income investments and derivatives through policies which include minimum counterparty credit ratings and investment portfolio diversification limits by issuer, credit rating, term and by industry sector, and through legal agreements and collateralization requirements for derivatives.

Concentration risk

Concentration risk arises from holdings of financial instruments issued by entities that operate in the same sector or geographic area or engage in similar activities such that they may be affected similarly by changes in economic or other conditions.

The following table presents the concentration of credit risk by sector and geographic region of our investment securities and derivative transactions:

(in millions)	2025		2024

By sector:

Provincial	8,482	25.9%	6,285	22.1%

Financial	7,847	23.9%	3,863	13.6%

Federal	7,475	22.8%	11,628	40.8%

Energy and Utilities	2,290	7.0%	1,365	4.8%

Industrial	1,652	5.0%	1,261	4.4%

Supranational	1,328	4.1%	1,268	4.4%

Consumer goods	859	2.6%	525	1.8%

Real estate	665	2.0%	682	2.4%

Communications	587	1.8%	485	1.7%

Technology	516	1.6%	435	1.5%

Other	1,070	3.3%	707	2.5%

Total[1]	32,771	100.0%	28,504	100.0%

By geographic region:

Canada	21,357	65.3%	20,991	73.7%

U.S.	8,651	26.4%	5,157	18.1%

Europe	1,109	3.4%	1,031	3.6%

Asia and Pacific	1,144	3.4%	856	3.0%

Other	510	1.5%	469	1.6%

Total[1]	32,771	100.0%	28,504	100.0%

[1]

Total comprised of cash equivalents of $1,478 million (2024 – $1,591 million), investment securities of $31,117 million (2024 – $26,913 million) and derivatives with a positive fair value, net of collateral, of $176 million (2024 – nil).

2025 Annual Report	112

Credit quality

The following table presents the credit quality of our cash equivalents and investment securities based on our internal credit rating system. Amounts in the table represent gross carrying amounts.

	Credit Rating[1]

	2025						2024

(in millions)	AAA	AA- to AA+	A- to A+	BBB- to BBB+	Lower than BBB-	Total	AAA	AA- to AA+	A-to A+	BBB- to BBB+	Lower than BBB-	Total

Cash equivalents	618	165	695	-	-	1,478	365	567	659	-	-	1,591

Investment securities[2]

FVTPL	18	-	-	-	-	18	20	-	-	-	-	20

FVOCI	7,835	6,480	7,681	4,255	114	26,365	11,500	4,187	4,837	2,698	65	23,287

Amortized cost	1,761	1,597	1,344	-	-	4,702	1,321	1,684	564	-	-	3,569

[1]

The internal credit ratings are based upon internal assessments of the counterparty creditworthiness. These ratings correspond to those provided by credit rating agencies except in cases where stand-alone ratings exist. A counterparty internal credit rating cannot be higher than the highest stand-alone rating from any of the agencies. A stand-alone rating removes the assumption of government support from the rating.

[2]	Includes fixed income investments.

Derivatives

We limit the credit risk associated with interest rate swaps and foreign currency forward contracts by dealing with counterparties whose credit ratings are in accordance with our Enterprise Risk Management Policies; through the use of International Swaps Derivatives Association (ISDA) master agreements for derivatives; and, where appropriate, through the use of ratings-based collateral thresholds in the Credit Support Annexes (CSA).

ISDA is a master agreement that sets out standard terms that apply to all transactions we entered with the counterparty. The ISDA outlines procedures and calculations of termination costs in the event of default by either party. The ISDA master agreements give us a legally enforceable right to settle all transactions covered by the agreement with the same counterparty on a net basis in the event of default. All derivative counterparties must have a minimum credit rating of A-, or its equivalent, from at least two rating agencies.

The CSA document, included in the ISDA master agreements, regulates the collateral requirements of derivative transactions and the terms under which collateral is transferred to mitigate credit risk. The CSA gives us the right, in the event of default, to liquidate collateral held and apply proceeds received from liquidation against amounts due from the counterparty. Collateral held to offset mark-to-market exposures is not used for any other purpose than to offset such exposure.

Securities purchased under resale agreements

By their nature, these balances have low credit risk given their short terms and are secured by the underlying securities purchased under the agreements and any incremental margin obtained from counterparties.

These transactions are subject to Global Master Repurchase Agreements which set out the standard terms of all repurchase agreements transacted with each counterparty. These agreements give us a legally enforceable right to settle all repurchase transactions with the same counterparty on a net basis in the event of default. These agreements also provide for the posting of margin by the counterparty when our exposure to that entity exceeds a certain ratings-based threshold. Securities held as eligible margin include debt obligations issued by or guaranteed by the Government, including Crown corporations and CHT. Margin securities should not be used for any other purpose than to offset such exposure. In the event of counterparty default, we have the right to liquidate these securities. We held $4 million in margin securities at 31 December 2025 (2024 – $5 million).

2025 Annual Report	113

Netting arrangements and offsetting of financial assets and financial liabilities

The following tables present the potential effects of the netting arrangements described previously.

Financial assets

	(i)	(ii)	(iii) = (i) - (ii)	(iv)		(v) = (iii) - (iv)

	Gross amount of recognized assets	Gross amount offset in the consolidated balance sheet	Net amount of assets presented in the consolidated balance sheet[1]	Gross amount not offset in the consolidated balance sheet		Net amount[4]
(in millions)				Financial instruments[2]	Financial collateral received[3]

2025

Derivatives[1]	176	-	176	(4)	-	172

Securities purchased under resale agreement[1]	2,597	-	2,597	-	(2,600)	-

Total	2,773	-	2,773	(4)	(2,600)	172

2024

Derivatives[1]	1	-	1	(1)	-	-

Securities purchased under resale agreement[1]	950	-	950	-	(956)	-

Total	951	-	951	(1)	(956)	-

[1]	Derivatives are carried at fair value. Securities purchased under resale agreements are carried at amortized cost.

[2]

Gross amounts of financial instruments not offset in the consolidated balance sheet refers to amounts recorded to derivative liabilities and securities sold under repurchase agreements where we have a legally enforceable right to offset against amounts recorded to derivative assets and securities purchased under resale agreements, on a counterparty-by-counterparty basis, in the event of default of the counterparty.

[3]

We have the right, in the event of default, to liquidate and apply financial collateral held against amounts due from counterparties. For derivatives, these amounts represent the fair value of collateral posted by swap counterparties to us. For securities purchased under resale agreements, these amounts represent fair value of margin posted by counterparties and of securities we purchased with the commitment to resell to the counterparty at a future date.

[4]	We have no exposure to counterparties in our securities purchased under resale agreements. As such we have included a net exposure of nil.

Derivative assets, as presented in the previous table, are reconciled to the consolidated balance sheet as follows:

(in millions)	2025	2024

Derivative assets presented in offsetting table	176	1

Less: Accrued interest receivable presented separately in consolidated balance sheet	-	(1)

Derivative asset balance presented in the consolidated balance sheet	176	-

2025 Annual Report	114

Financial liabilities

	(i)	(ii)	(iii) = (i) - (ii)	(iv)		(v) = (iii) - (iv)

	Gross amount of recognized liabilities	Gross amount offset in the consolidated balance sheet	Net amount of assets presented in the consolidated balance sheet[1]	Gross amount not offset in the consolidated balance sheet		Net amount
(in millions)				Financial instruments[2]	Financial collateral pledged[3]

2025

Derivatives[1]	81	-	81	(4)	-	77

2024

Derivatives[1]	205	-	205	(1)	-	204

[1]	Derivatives are carried at fair value.

[2]

Gross amounts of financial instruments not offset in the consolidated balance sheet refers to amounts recorded to derivative assets and securities purchased under resale agreements where we have a legally enforceable right to offset against amounts recorded to derivative liabilities and securities sold under repurchase agreements, on a counterparty-by-counterparty basis, in the event of default of the counterparty.

[3]

Represents the fair value of securities we sold to counterparties with our commitment to repurchase from the counterparty at a future date, net of the fair value of any margin posted by our counterparties.

20. Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. Liquidity risk comprises both funding liquidity risk, which is the risk that we will be unable to meet our payment obligations when required due to an inability to borrow or realize on overdraft facilities, and market liquidity risk, which is the risk that we are not able to unwind or offset a particular position without incurring losses because of inadequate market depth or market disruption.

The principal financial obligations exposing us to liquidity risk include, but are not limited to:

•	the payment of claims incurred by the Mortgage Insurance Activity;

•	the need to fulfill the TPGs we have issued if sufficient funds are not available for the payment of principal or interest on NHA MBS or CMB by Approved Issuers or CHT, respectively; and

•	payments required by borrowings and derivatives.

We have a liquidity risk policy which includes appropriate limits and other mitigants to ensure sufficient resources to meet current and projected cash requirements.

The Mortgage Insurance and Securitization Activities’ investment portfolios are managed to ensure that there is sufficient cash flow to meet projected claims. Sources of liquidity include: fees, premiums, investment income and proceeds from sales and maturities of investments.

2025 Annual Report	115

Within the NHA MBS and CMB programs, liquidity risk refers to the risk that we may not be able to provide the funding required, in a timely fashion, to satisfy a call on our TPG obligations. As guarantor, we are exposed to the risk of NHA MBS issuer default, CMB program repo and swap counterparty default, impairment of eligible CMB program collateral securities and system or other operational failures. With respect to our TPGs, our policy is to maintain sufficient liquidity to cover the largest exposure to a single counterparty on a given payment date. Cash, the sale of short-term investments, and the sale of investment securities with the commitment to repurchase the securities are liquidity sources that could be utilized to satisfy a call on the TPGs. Additional liquidity sources in the event of an immediate need to fulfill the TPGs include overdraft facilities and a $350 million (2024 – $350 million) line of credit with the Central Paying Agent. The Central Paying Agent acts on CHT’s behalf to carry out certain payment functions in the CMB program, including collection of monthly payments on NHA MBS purchased and administration and reporting of cash flows. Other policies in place to mitigate liquidity risk include ensuring high credit quality investments as permitted by the CHT trust agreements and swap counterparties and the establishment of maturity monitoring guidelines.

The Housing Programs Activity investment portfolio is managed to ensure that there is sufficient cash flow to meet funding needs in case of contingencies causing operational disruptions, unanticipated needs, and to facilitate use of the CBP. As described in Note 18, for our DL loan portfolios, we either use derivatives to manage mismatches in the timing of cash flows or our asset/liability management strategy to match our future cash inflows with future obligations. Further sources of liquidity associated with our Housing Programs Activity include overdraft facilities and cash and short-term investments in marketable securities. For any additional liquidity requirements, we can access the CBP upon Department of Finance approval as per our borrowing authorities as disclosed in Note 15.

At 31 December 2025, we had $300 million (2024 – $300 million) of overnight overdraft facilities available with our banker, under which we had drawn $9 million (2024 – $6 million).

We also mitigate liquidity risk through the use of ISDA master netting agreements that reduce the amount of cash required to satisfy derivative obligations.

Maturity analysis

The following table presents our undiscounted contractual cash flows payable, including accrued interest, under financial liabilities by remaining contractual maturities; this table therefore cannot be reconciled to the consolidated balance sheet.

(in millions)	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total 2025

2025

Accounts payable and other liabilities[1]	408	106	13	24	27	16	594

Derivatives	4	-	-	-	-	77	81

Insurance contract liabilities	231	197	206	214	218	1,403	2,469

Borrowings – designated at FVTPL[2]	21	-	-	-	-	-	21

Borrowings – amortized cost[2]	45,314	40,902	47,366	48,038	54,495	139,466	375,581

Total	45,978	41,205	47,585	48,276	54,740	140,962	378,746

[1]	Excludes expected credit losses on loan commitments, deferred funding for repayable loans and employee benefits.

[2]	Includes the undiscounted accrued interest or interest due on the related borrowings.

2025 Annual Report	116

(in millions)	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total 2024

2024

Accounts payable and other liabilities[1]	275	87	29	27	3	12	433

Derivatives	136	-	-	-	-	69	205

Insurance contract liabilities	180	172	187	183	178	1,347	2,247

Borrowings – designated at FVTPL[2]	130	21	-	-	-	-	151

Borrowings – amortized cost[2]	51,908	40,391	38,768	45,214	45,908	119,983	342,172

Total	52,629	40,671	38,984	45,424	46,089	121,411	345,208

[1]	Excludes expected credit losses on loan commitments and deferred funding for repayable loans.

[2]	Includes the undiscounted accrued interest or interest due on the related borrowings.

Commitments related to loans and financial guarantees are disclosed in Note 14 and Note 8 respectively.

21. Accounts Receivable and Other Assets

The following table presents the composition of accounts receivable and other assets.

(in millions)	2025	2024

Property and equipment	169	165

Intangible assets	168	127

Deferred Government of Canada fees	148	131

Non-current assets held for sale	26	25

Other miscellaneous assets	17	10

One-time top-up to the Canada Housing Benefit advances[1]	6	10

Right-of-use assets	5	8

Total	539	476

[1]

We made no advances to CRA, and no recollections from proponents in 2025 (2024 – nil and $2 million, respectively). Unused funds totaling $4 million were returned to CMHC and will be returned to the Government in 2026 (2024 - $26M returned to the Government via CMHC).

22. Investment Property

The following table presents the changes in the investment property balance within our Housing Programs segment. Disclosures related to the determination of fair value of investment property are included in Note 11.

(in millions)	2025	2024

Balance at beginning of year	396	398

Disposals	-	-

Net unrealized gains (losses) in net income[1]	(17)	(2)

Balance at end of year	379	396

[1]	Included in other income.

The investment property held in the Housing Programs Activity are valued at their highest and best use but their current use differs, as these investment properties are used to carry out our social housing mandate rather than maximize economic value.

To support affordable housing we may sell the investment properties below their fair value.

2025 Annual Report	117

23. Accounts Payable and Other Liabilities

The following table presents the composition of accounts payable and other liabilities.

(in millions)	2025	2024

Accrued housing programs expenses	441	279

Other miscellaneous liabilities	117	111

Accounts payable and accrued liabilities	105	126

Affordable Rental Housing Innovation Fund deferred funding	81	100

Government of Canada fees	50	49

Self-insured provision	27	18

Lease liabilities	7	10

Total	828	693

24. Pension and Other Post-Employment Benefits

Defined benefit plans

The defined benefit plans include the defined benefit Pension Plan and Supplemental Plan as well as the OPEB plans.

On 1 January 2018, all eligible members were transferred to a new modified defined benefit pension plan. All pension plan modifications applied to service following the implementation date. All benefits earned by employees under the existing plans prior to the implementation date remained unchanged. Our defined benefit Pension Plan requires contributions to be made to a separately administered fund (Pension Fund) whereas the defined benefit Supplemental Plan and the OPEB are unfunded and we pay the benefits directly.

Pursuant to a trust agreement we entered into with the Pension Fund Trustees (the Trustees), they are responsible for the management and administration of the Pension Fund. There are eight Trustees, including our President, one member of our Board of Directors, three members of Senior Management and three Pension Council members (a combination of current and retired employees). The Trustees set investment policies and objectives within the context of the investment philosophy and Risk Appetite Framework established by the Board of Directors and periodically review these policies. The Pension Fund’s Investment Committee assists the Trustees in the investment management of the defined benefit Pension Plan.

The Pension Fund’s SAA policy is based on the principle of diversification of investments among various asset classes relative to the liabilities of the defined benefit Pension Plan. In 2025, the Board of Directors approved a new asset allocation policy, which we expect to have fully implemented by 2026. The SAA under the new policy is 34% public equity, 32% fixed income, 19% real assets, 5% private equity, 5% private debt and 5% US dollar-denominated emerging market debt, on a net asset basis. The policy includes permissible ranges around these percentage weights. Additionally, the policy allows for the use of a modest level of leverage of 25% of net asset value to purchase fixed income assets to reduce the interest rate risk of the portfolio.

The Pension Fund’s investments are subject to credit, liquidity and market risks. The most significant of these risks is asset volatility due to market conditions. For service accrued before 1 January 2018, benefits are indexed to the Consumer Price Index (CPI) in accordance with the Pension Plan rules. For service accrued after 1 January 2018, indexation of the benefits to the CPI are conditional in accordance with the Pension Plan rules and upon approval from the Board of Directors. As such, liabilities that are adjusted to CPI are subject to interest rate risks, inflation risk and changes in the life expectancy of the plan members. The most significant risk is interest rate risk as the present value of the liabilities is calculated using a discount rate set with reference to Canadian AA-rated corporate bond yields. If the Pension Fund assets underperform this yield, the funded position of the defined benefit Pension Plan decreases. Financial risks are managed primarily through the diversification of assets and prudent investment strategies.

2025 Annual Report	118

The actuarial valuation on a going concern basis of our defined benefit component of the Pension Plan reports a surplus as at 31 December 2025 As a result, we are not required to make going concern special payments. The valuation on a solvency basis, which assumes that the plan is wound up at the valuation date, reports a surplus as at 31 December 2025 and we do not expect to make solvency special payments in 2026.

The next actuarial valuation will be undertaken at 31 December 2026 with the results reported in the 2026 consolidated financial statements.

The defined benefit obligation relating to the defined benefit plans is funded as follows:

	Pension benefit plans		Other post-employment benefit plans

(in millions)	2025	2024	2025	2024

Wholly or partially funded	2,344	2,396	-	-

Wholly unfunded	89	91	88	90

Defined benefit obligation	2,433	2,487	88	90

Defined benefit pension and other post-employment benefit plans

The following tables present information about the defined benefit plans.

		Pension expense included in net income

2025 (in millions)	1 Jan 2025	Current service cost	Interest cost/ (income)	Sub- total included in net income	Benefits paid	Remeasure- ments of the net defined benefit plans incl. in OCI[1]	Employees’ contributions	CMHC’s contributions	31 Dec 2025

Pension Plan

Defined benefit obligation	2,396	39	109	148	(112)	(112)	24	-	2,344

Fair value of plan assets	(2,595)	-	(118)	(118)	112	(43)	(24)	-	(2,668)

Defined benefit plan (asset)	(199)	39	(9)	30	-	(155)	-	-	(324)

Supplemental Plan

Defined benefit obligation	91	1	4	5	(4)	(3)	-	-	89

Fair value of plan assets	(1)	-	-	-	4	-	-	(4)	(1)

Supplementary Plan liability	90	1	4	5	-	(3)	-	(4)	88

OPEB

Defined benefit obligation	90	-	4	4	(4)	(2)	-	-	88

Fair value of plan assets	-	-	-	-	4	-	-	(4)	-

OPEB liability	90	-	4	4	-	(2)	-	(4)	88

Defined benefit plans liability	180	1	8	9	-	(5)	-	(8)	176

[1]	The detailed breakdown of remeasurement gains and losses on defined benefit plans included in OCI is found in the following tables.

2025 Annual Report	119

		Pension expense included in net income

2024 (in millions)	1 Jan 2024	Current service cost	Interest cost/ (income)	Sub-total included in net income	Benefits paid	Remeasure- ments of the net defined benefit plans incl. in OCI[1]	Employees’ contributions	CMHC’s contributions	31 Dec 2024

Pension Plan

Defined benefit obligation	2,255	37	101	138	(111)	89	25	-	2,396

Fair value of plan assets	(2,442)	-	(108)	(108)	111	(128)	(25)	(3)	(2,595)

Defined benefit plan (asset)	(187)	37	(7)	30	-	(39)	-	(3)	(199)

Supplemental Plan

Defined benefit obligation	88	1	4	5	(5)	3	-	-	91

Fair value of plan assets	(1)	-	-	-	5	-	-	(5)	(1)

Supplementary Plan liability	87	1	4	5	-	3	-	(5)	90

OPEB

Defined benefit obligation	93	1	4	5	(3)	(5)	-	-	90

Fair value of plan assets	-	-	-	-	3	-	-	(3)	-

OPEB liability	93	1	4	5	-	(5)	-	(3)	90

Defined benefit plans liability	180	2	8	10	-	(2)	-	(8)	180

[1]	The detailed breakdown of remeasurement gains and losses on defined benefit plans included in OCI is found in the following tables.

2025 Annual Report	120

The following table presents further detailed information on the various sources of remeasurement in OCI included in the prior table.

	Remeasurement (gains)/losses included in OCI

(in millions)	Remeasurement of plan assets (excluding interest income)	Actuarial changes arising from changes in demographic assumptions	Actuarial changes arising from changes in financial assumptions	Actuarial changes arising from plan experience	Total included in OCI

Year ended 31 December 2025

Pension Plan

Defined benefit obligation	-	3	(109)	(6)	(112)

Fair value of plan assets	(43)	-	-	-	(43)

Pension benefit plans liability (asset)	(43)	3	(109)	(6)	(155)

Supplemental Plan

Defined benefit obligation	-	1	(4)	-	(3)

Other post-employment benefit plans

Defined benefit obligation	-	-	(2)	-	(2)

	(43)	4	(115)	(6)	(160)

Year ended 31 December 2024

Pension Plan

Defined benefit obligation	-	119	(32)	2	89

Fair value of plan assets	(128)	-	-	-	(128)

Pension benefit plans liability	(128)	119	(32)	2	(39)

Supplemental Plan

Defined benefit obligation	-	5	(1)	(1)	3

Other post-employment benefit plans

Defined benefit obligation	-	2	(6)	(1)	(5)

	(128)	126	(39)	-	(41)

The remeasurement of plan assets is the difference between the actual rate of return on the defined benefit pension plan assets and the expected rate of return based on the discount rate used to measure the obligation at the prior year-end. The actual return on plan assets was $161 million (2024 – $236 million).

2025 Annual Report	121

The following table presents information on the fair value of the plan assets.

	2025				2024

(in millions)	Quoted	Unquoted	Total	%	Quoted	Unquoted	Total	%

Cash	6	-	6	0.2%	5	-	5	0.2%

Short-term investments[1]	-	93	93	3.5%	-	93	93	3.6%

Bonds and debentures

Securities issued or guaranteed by the Government of Canada	137	57	194	7.3%	137	94	231	8.9%

Provinces/municipalities	688	60	748	28.0%	422	65	487	18.8%

Equities

Canadian equities	560	-	560	21.0%	494	-	494	19.0%

Foreign equities	511	-	511	19.2%	508	-	508	19.6%

Emerging market debt	89	44	133	5.0%	76	48	124	4.8%

Private debt	-	41	41	1.5%	-	22	22	0.8%

Private Equity	-	59	59	2.2%	-	28	28	1.1%

Infrastructure	-	192	192	7.2%	-	165	165	6.3%

Other real assets	-	32	32	1.2%	-	31	31	1.2%

Real return securities[2]	295	4	299	11.2%	309	4	313	12.0%

Real estate, net of mortgages payable	-	358	358	13.4%	-	371	371	14.3%

Securities sold under repurchase agreements	-	(566)	(566)	(21.2%)	-	(280)	(280)	(10.8%)

Other liabilities net of non-investment assets	-	9	9	0.3%	-	4	4	0.2%

Total	2,286	383	2,669	100.0%	1,951	645	2,596	100.0%

[1]	Includes $93 million or 3.5% (2024 – $93 million or 3.6%) of investments made in securities issued or guaranteed by related parties.

[2]	Includes $295 million or 11.1% (2024 – $309 million or 11.9%) of investments made in securities issued or guaranteed by related parties.

2025 Annual Report	122

Assumptions

The assets and obligations of the defined benefits were measured for accounting purposes as at 31 December with the following assumptions.

	Pension benefit plans		Other post-employment benefit plans

	2025	2024	2025	2024

Defined benefit obligation

Discount rate	5.0%	4.7%	5.0%	4.7%

Rate of compensation increase	3.3%	3.3%	3.3%	3.3%

Inflation rate	2.0%	2.0%	2.0%	2.0%

Benefit costs

Discount rate	4.7%	4.6%	4.7%	4.6%

Rate of compensation increase	3.3%	3.3%	3.3%	3.3%

Inflation rate[1]	2.0%	2.6% trending to 2.0%	2.0%	2.6% trending to 2.0%

Assumed medical cost trend

Initial medical cost trend rate	-	-	4.7%	4.7%

Medical cost trend rate declines to2	-	-	4.0%	4.0%

Year that the rate reaches the ultimate trend rate	-	-	2040	2040

Life expectancy of plan members at age 65

Male	Defined Benefit plan: 25 years	Defined Benefit plan: 25 years	25 years	25 years

	Supplemental Plan: 26 years	Supplemental Plan: 26 years

Female	Defined Benefit plan: 27 years	Defined Benefit plan: 27 years	27 years	27 years

	Supplemental Plan: 28 years	Supplemental Plan: 28 years

[1]	2024 – 2.6% per year for 2024, and 2.0% per year thereafter.

[2]	Average decrease per year of 0.04% (2024 – 0.05%)

The discount rates are determined by reference to Canadian AA-rated corporate bonds with terms to maturity approximating the duration of the defined benefit obligation. The weighted average duration of the defined pension benefit obligation is 14 years (2024 – 14 years).

The mortality assumptions used are derived from standard tables published by the Canadian Institute of Actuaries (2014 Public Sector Mortality Table, with 2024 improvement scale).

2025 Annual Report	123

Sensitivity

The following table shows the impact of changes in the assumptions as at 31 December 2025.

(in millions)	Increase (decrease) in defined benefit obligation	Increase (decrease) in net benefit costs recognized in operating expenses in 2025

100 bps increase/decrease in discount rate	(306) / 390	(30) / 32

50 bps increase/decrease in rate of compensation increase	23 / (22)	4 / (4)

25 bps increase/decrease in inflation rate	70 / (67)	5 / (5)

100 bps increase/decrease in health care costs trend rates	5 / (4)	- / -

One year increase in life expectancy of plan members	63	4

The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant. In practice, this is unlikely to occur and changes in some of the assumptions might be correlated. The method and types of assumptions used in preparing the sensitivity analyses have not changed from the previous year.

Cash flows

In 2026, we expect to make contributions to the defined benefit plans of approximately $6 million (2025 – $6 million).

25. Income Taxes

The following table presents the components of income tax.

(in millions)	2025	2024

Current income tax expense	1,107	1,004

Deferred income tax relating to origination and reversal of temporary differences	(486)	(502)

Total income tax expense included in net income	621	502

Income tax expense (recovery) on other comprehensive income (loss)

Net unrealized gains (losses) from FVOCI financial instruments	49	59

Reclassification of prior years’ net unrealized losses realized in the year in net income	14	39

Insurance finance income (expense) for insurance contracts issued	(6)	(21)

Remeasurement gains (losses) on defined benefit plans	24	5

Total income tax expense (recovery) included in other comprehensive income (loss)	81	82

Total	702	584

2025 Annual Report	124

The following is a reconciliation of the statutory tax rate to the effective tax rate.

(in millions)	2025	2024

Income before income taxes	2,444	1,996

Statutory tax rate	25%	25%

Income taxes computed at statutory tax rate	611	499

Permanent differences	10	3

Income tax expense	621	502

Effective tax rate	25%	25%

The statutory tax rate of 25% is comprised of the federal income tax rate of 38% less the general rate reduction of 13%.

The following tables present the tax-effected temporary differences which result in deferred income tax assets and liabilities.

(in millions)	As at December 31 2024	Change through consolidated net income	Change through consolidated OCI	Change through consolidated retained earnings	As at December 31 2025

Deferred income tax assets

Insurance contract liabilities	631	491	-	-	1,122

Self-insurance	68	43	-	-	111

Net realized losses on borrowings	9	(4)	-	-	5

Total deferred income tax assets	708	530	-	-	1,238

Deferred income tax liabilities

Additional policy reserve	(185)	-	-	(15)	(200)

Fair value of property related investments	(87)	5	-	-	(82)

Intangible assets	(34)	(10)	-	-	(44)

Fair value of financial instruments	18	(43)	-	-	(25)

Post-employment benefits	4	4	(24)		(16)

Other	(1)	-	-	-	(1)

Total deferred income tax liabilities	(285)	(44)	(24)	(15)	(368)

Net deferred income tax assets (liabilities)	423	486	(24)	(15)	870

2025 Annual Report	125

(in millions)	As at December 31 2023	Change through consolidated net income	Change through Consolidated OCI	Change through consolidated retained earnings	As at December 31 2024

Deferred income tax assets

Insurance contract liabilities	270	360	1	-	631

Self-insurance	31	37	-	-	68

Fair value of financial instruments	(60)	107	(29)	-	18

Net realized losses on borrowings	13	(4)	-	-	9

Post-employment benefits	5	4	(5)	-	4

Total deferred income tax assets	259	504	(33)	-	730

Deferred income tax liabilities

Additional policy reserve	(175)	-	-	(10)	(185)

Fair value of property related investments	(90)	3	-	-	(87)

Intangible assets	(28)	(6)	-	-	(34)

Other	(2)	1	-	-	(1)

Total deferred income tax liabilities	(295)	(2)	-	(10)	(307)

Net deferred income tax assets (liabilities)	(36)	502	(33)	(10)	423

The deferred income tax assets have been recognized in full as it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

26. Related Party Transactions

Our related parties include the Government and its departments, agencies and Crown corporations (in terms of common ownership), key management personnel and their close family members and the Pension Plan. CMHC is related to the Pension Plan as we are the sponsoring employer and have ongoing funding obligations and exposure to actuarial gains and losses associated with the plan.

All material related party transactions and outstanding balances not disclosed elsewhere are disclosed in the following sections.

Transactions or balances between the entities that have been eliminated on consolidation are not reported.

2025 Annual Report	126

Government of Canada and its departments, agencies and Crown corporations

The following tables summarize income earned and receivable, the total amount invested in instruments issued or guaranteed by the Government and government and related party fees.

(in millions)	2025	2024

Income earned and receivable

Investment income – cash equivalents	53	29

Investment income – investment securities	233	312

Interest receivable – investment securities[1]	34	42

Government issued

Cash equivalents	624	347

Investment securities	6,775	10,790

Government and Related Party fees

One-time top-up to the Canada Housing Benefit – Expense[2]	-	2

Securitization – Expense	32	30

Mortgage Insurance – Expense[3]	34	24

Securitization – Payable	45	45

Mortgage Insurance – Payable	95	74

[1]	Included in accrued interest receivable.

[2]	Nil remains payable at year end and is included in accounts payable and other liabilities (2024 – $1 million).

[3]

These fees will reduce the CSM on initial recognition and are subsequently amortized over the expected coverage period of our insurance contracts with equal offsetting amounts to insurance revenue and insurance service expense in the period. Included in operating expenses are $1 million of Government of Canada fees for self-insured products (2024 – $1 million).

In the 2023 Fall Economic Statement, the Government of Canada announced its intention to purchase Canada Mortgage Bonds, beginning in 2024, up to an annual maximum of $30 billion while ensuring that the pace and volume of these purchases are appropriate for market conditions. For 2025, the Government of Canada targeted a total purchase amount of 50% of fixed-rate CMB primary issuances. Of the $60 billion CMB primary issuances in 2025 (2024 - $60 billion), $58 billion was fixed-rate CMB and $2 billion was floating-rate CMB (2024 - $58 billion and $2 billion). The Bank of Canada, in its role as the Government of Canada’s fiscal agent, made purchases of $29 billion in 2025 on the government’s behalf (2024 - $29 billion). As Crown corporations, CMHC is related to the Bank of Canada through the Government of Canada.

Key management personnel

The following table presents the compensation of key management personnel, defined as those persons having authority and responsibility for planning, directing and controlling our activities. This includes the Board of Directors and members of the Executive Committee.

	2025			2024

(in thousands)	Board of Directors	Executive Committee	Total	Board of Directors	Executive Committee	Total

Short-term benefits	170	4,824	4,994	125	5,602	5,727

Post-employment benefits	-	638	638	-	689	689

Total	170	5,462	5,632	125	6,291	6,416

2025 Annual Report	127

27. Commitments and Contingent Liabilities

Letters of credit

We have $93 million in letters of credit outstanding, as at 1 January 2026, which secure benefits accrued up to 31 December 2017 under the Supplemental Plans (2024 - $93 million as at 1 January 2025).

Other financial obligations

Total estimated remaining contractual financial obligations for our significant arrangements are as follows based on minimum commitment:

(in millions)	2026	2027	2028	2029	2030	2031 and thereafter

Housing programs[1]	3,429	1,532	684	435	379	1,638

Office rental lease commitments	3	3	2	2	2	3

Technology project and run costs	108	59	39	27	-	-

Total	3,540	1,594	725	464	381	1,641

[1]	Total remaining contractual financial obligations for housing programs extended for periods up to 27 years (2024 – 25 years).

Legal claims

The Corporation is subject to claims and legal actions in the normal course of its business. While management is currently aware of certain pending legal matters, management, in consultation with legal counsel, believes that the ultimate outcome of these matters will not have a material adverse effect on the Corporation’s financial position, result of operations or cash flows.

As of December 31, 2025, no provision for loss has been recorded related to these matters (2024 – no provision).

28. Operating Expenses

The following table presents the composition of operating expenses.

(in millions)	2025	2024

Personnel costs	301	318

Information and technology costs	137	132

Professional services	110	145

Amortization of Government of Canada fees	33	31

Depreciation, amortization and impairment of property and equipment and intangible assets	26	35

Other administrative goods and services	22	17

Total operating expenses	629	678

2025 Annual Report	128

29. Current and Non-Current Assets and Liabilities

The following table presents assets and liabilities we expect to recover or settle within 12 months of the balance sheet date.

	2025			2024

(in millions)	Within 1 year	After 1 year	Total	Within 1 year	After 1 year	Total

Assets

Cash and cash equivalents	1,512	-	1,512	1,655	-	1,655

Securities purchased under resale agreements	2,597	-	2,597	950	-	950

Accrued interest receivable	1,348	-	1,348	1,117	-	1,117

Investment securities:

Fair value through profit or loss	-	50	50	5	52	57

Fair value through other comprehensive income	2,782	23,583	26,365	5,810	17,477	23,287

Amortized cost	2,564	2,138	4,702	1,972	1,597	3,569

Derivatives	176	-	176	-	-	-

Due from the Government of Canada	19	174	193	27	150	177

Loans:

Fair value through profit or loss	23	438	461	37	484	521

Amortized cost	32,902	284,595	317,497	41,644	252,884	294,528

Accounts receivable and other assets	62	477	539	57	419	476

Investment property	-	379	379	-	396	396

Defined benefit plans asset	22	302	324	18	181	199

Deferred income tax assets	-	870	870	-	423	423

	44,007	313,006	357,013	53,292	274,063	327,355

Liabilities

Accounts payable and other liabilities	642	186	828	535	158	693

Income taxes payable	92	-	92	229	-	229

Accrued interest payable	1,275	-	1,275	1,043	-	1,043

Derivatives	4	77	81	136	69	205

Insurance contract liabilities	1,204	8,908	10,112	928	7,527	8,455

Borrowings:

Fair value through profit or loss	21	-	21	128	20	148

Amortized cost	36,065	288,963	325,028	43,968	255,357	299,325

Defined benefit plans liability	9	167	176	8	172	180

Unearned premium and fees	896	2,342	3,238	893	2,150	3,043

	40,208	300,643	340,851	47,868	265,453	313,321

Net	3,799	12,363	16,162	5,424	8,610	14,034

30. Subsequent Event

On 7 January 2026, we received a capital injection of $3.1 billion from the Government of Canada that will be reflected in the Mortgage Insurance activity. This injection was required to support growth in multi-unit insurance and meet the capital requirements under the revised multi-unit MICAT framework effective 1 January 2026. This capital injection will be recognized in 2026 as an increase in our contributed capital, which will directly increase the Corporation’s Equity of Canada.

2025 Annual Report	129

Corporate Governance Legislative framework CMHC is incorporated under the Canada Mortgage and Housing Corporation Act. As such it is accountable to Parliament through the Minister responsible for CMHC, currently the Minister of Housing and Infrastructure. Our legislative framework includes the CMHC Act, the National Housing Act, the National Housing Strategy Act and the Financial Administration Act. Board of Directors The Board of Directors is responsible for managing our affairs and the conduct of our business in accordance with applicable legislation and the governing bylaws of CMHC. As steward of the company, the Board: sets strategic direction in support of government policies and priorities; ensures the integrity and adequacy of company policies, information systems and management practices; ensures that principal risks are identified and managed; and evaluates and monitors the company’s performance and results. The Board has a duty to: protect the short- and long-term interests of the company; safeguard CMHC’s assets; and be prudent and professional in fulfilling its duties. The Board meets a minimum of five times per year and holds an annual public meeting. To understand the diversity of housing needs of people living in Canada, the Board conducts its meetings across Canada, taking the opportunity to meet with community representatives and housing proponents in the region. In 2025, the Board met in Edmonton, Vancouver, Toronto, Charlottetown and Ottawa. The Board undergoes regular assessments to identify opportunities for enhanced Board performance, development and education. The assessment methodology varies between a self-assessment, and one administered by a third party that examines the functioning and performance of the Board compared to the boards of other Crown corporations and financial institutions. The Board is made up of diverse, experienced and knowledgeable directors with a variety of perspectives and skills to support the achievement of CMHC’s vision, mission and values. Our Board reflects the Government of Canada’s requirements and goals for diversity, equality and inclusion. 2025 Annual Report 130

As of 31 December 2025 Don Iveson Chair of the Board of Directors 11 June 2024 – 10 June 2029 Coleen Volk President and Chief Executive Officer effective 24 June 2024 – 23 June 2029 Paul Halucha (ex-officio) Deputy Minister, Housing, Infrastructure and Communities effective 31 December 2024 Chris Forbes (ex-officio) Deputy Minister, Department of Finance effective 11 September 2023 Gordon Laing Chair, Audit Committee 12 December 2018 – 02 February 2026 (continues in office until an appointment is made) André Hébert Chair, Risk and Resilience Committee 27 February 2019 – 27 February 2027 Christopher Sicotte 23 June 2022 – 22 June 2026 Darlene Hyde 11 June 2024 – 10 June 2027 Laurie LeBlanc 11 June 2024 – 10 June 2028 Heather Tremain 11 June 2024 – 10 June 2027 Raymond M. Williams 11 June 2024 – 10 June 2028 1 vacant position 2025 Annual Report 131

Compensation and Attendance Record

Member	Compensation ($)	Board and Committee Member Attendance				
		Board of Directors	Corporate Governance and Human Resources	Audit	Risk and Resilience	Pension Fund Trustees
Chris Forbes*	n/a	6/7	-	4/4	4/4	-
Paul Halucha	n/a	5/7	-	-	-	
André Hébert	17,700	6/7	-	-	3/4	-
Darlene Hyde	20,200	7/7	4/4	4/4	-	-
Don Iveson	33,170	7/7	4/4	-	4/4	-
Gordon Laing	21,200	7/7	4/4	4/4	-	-
Laurie LeBlanc	20,200	7/7	4/4	3/4	-	-
Chris Sicotte	17,546	7/7	4/4	4/4	-	-
Heather Tremain	19,200	7/7	-	-	4/4	-
Coleen Volk	n/a	7/7	-	-	-	4/4
Raymond Williams	20,700	7/7	-	-	4/4	4/4

*Attendance by member or delegate.

Executive Committee

Our Executive Committee consists of the President and Chief Executive Officer and her direct reports. The committee is responsible for strategic direction and risk management and is supported by a senior leadership team.

Coleen Volk
President and Chief Executive Officer

Mathieu Laberge
Chief Economist and Senior Vice-President, Housing Insights

Nadine Leblanc
Senior Vice-President, Housing Policy and Programs

Paul Mason
Senior Vice-President, Technology and Business Transformation

Caroline Sanfaçon
Senior Vice-President, Insurance and Securitization

Michel Tremblay
Chief Financial Officer and Senior Vice-President, Corporate Services

Lorraine Audsley
Senior Vice-President and Chief Risk Officer

Caroline Bilodeau
Vice-President, People and Culture

Samir Chhelavda
Vice-President, Audit and Evaluation

Mark Young (Advisor)
General Counsel and Corporate Secretary

2025 Annual Report 132

Management team Luisa Atkinson Vice-President, Housing Operations David Ayre Vice-President, Investments and Treasury André Charbonneau Deputy Chief Financial Officer Brett Dietrich Vice-President, Multi-Unit Operations Amélie Lecompte Vice-President, Information Technology Neil Levecque Vice-President, Housing Solutions – Multi-Unit Saskia Goedhart Deputy Chief Risk Officer Marie-Anna Murat Vice-President, Communications and Marketing Stéphane Poulin Vice-President, Data and Analytics Patricia Roset-Zuppa Vice-President, Policy Carla Staresina Vice-President, Insurance and Securitization Products Mark Young General Counsel and Corporate Secretary 2025 2025 Annual Report 133

Enhanced Financial Reporting by Crown Corporations On July 25, 2024, the President of the Treasury Board of Canada (TBS) issued guidance to parent Crown Corporations encouraging augmented expenditure disclosures in a manner similar to what is currently disclosed by federal departments and agencies in the Public Accounts of Canada (PA) Vol. III. The Government has encouraged Crown corporations, in instances where it would not be commercially detrimental, to voluntarily disclose expenditure information publicly, preferably in the Annual Report. CMHC has disclosed the information to the extent it is applicable to us. CMHC does not follow the Government of Canada’s chart of accounts, therefore, in some instances, the information provided below is based on CMHC’s closest type of expenditure. The information is provided using a January 1 to December 31, 2025 calendar year, the same as our 2025 Annual Report. Debts, obligations, and claims written off and forgiven The following presents the number of occurrences we forgave or wrote off as part of our housing program lending activity in 2025. Category Number of occurrences Total amount Forgiveness1 - - Write-offs2 100 $1,960,788 Waiver3 4 $6,169,816 1 The deletion of a debt that extinguishes the debt and waives the right to reinstate the debt. 2 An accounting action that reduces the amount of accounts receivable regarding a debt, or a part of a debt, that has been determined to be uncollectible. 3 Debt deletion involving only the interest and/or administrative charges related to a debt. Professional and special services The following presents the total amount of payments in the year for each main classification of services. Amounts reported include payments to CMHC’s related parties. Main classification of services Total amount spent in 2025 Business services $98,356,703 Informatics services $112,823,375 Legal services $6,322,372 Training services $2,209,425 Other services $861,310 Total1 $220,573,185 1 We have excluded any payments made by Canada Housing Trust (CHT) in this analysis since the total operating expenses incurred in our consolidated financial statements from CHT are immaterial, refer to Note 9 in our consolidated financial statements. 2025 Annual Report 134

A detailed listing of payments is available below and includes the following:

•	the total amount spent in the current year;

•	the total amount spent for each main classification of services;

•	a detailed listing, for each main classification of services, of the payments to an individual or organization aggregating to $100,000 or over. This detail includes the name and location of the payee, together with the total amount paid;

•	the total amount and the total number of payees, for each main classification of services, of payments to an individual or organization aggregating to less than $100,000.

Vendor name, location and main classification	Total aggregate payments and amount spent in 2025

Intellifi Corporation, Calgary, AB	$36,842,872

CMLS Financial Ltd., Toronto, ON	$20,303,282

BGIS Global Integrated Solutions Canada LP, Markham, ON	$7,600,443

PricewaterhouseCoopers LLP, Ottawa, ON	$6,467,363

LGA Architectural Partners Ltd., Toronto, ON	$5,615,157

Marsh Canada Limited, Toronto, ON	$2,395,084

Allied Universal, Toronto, ON	$2,041,722

Xerox Canada Limited, Toronto, ON	$1,231,018

Data Century Inc., Toronto, ON	$1,198,930

KPMG LLP, Toronto, ON	$1,077,466

Canada Revenue Agency, Surrey, BC	$1,047,188

Traductions Serge Belair Inc, Montreal, QC	$814,298

Nationwide Appraisal Services Inc., Markham, ON	$813,622

Ernst & Young LLP, Ottawa, ON	$776,934

Stantec Consulting Limited, Calgary, AB	$678,275

DIVISION 13 SERVICES CONSEILS INC., Montreal, QC	$665,633

FNF Canada Company, Mississauga, ON	$627,600

The Right Door Consulting & Solutions Inc., Ottawa, ON	$598,762

Michael Green Architecture Inc., Vancouver, BC	$595,736

Maplesoft Consulting Inc., Ottawa, ON	$549,813

Evergreen, Toronto, ON	$480,404

Mercer (Canada) Limited, Toronto, ON	$456,358

Aon Hewitt Incorporated, Toronto, ON	$424,948

Samson and Associes, Gatineau, QC	$416,425

Deloitte LLP, Ottawa, ON	$603,479

CSI Consulting Incorporated, Ottawa, ON	$306,063

SI Systems Partnership, Calgary, AB	$225,995

Public Works and Government Services Canada, Vancouver, BC	$209,977

Randstad Canada, Saint-Laurent, QC	$169,678

BDO Canada LLP, Ottawa, ON	$163,093

RBC Investor and Treasury Services, Montreal, QC	$131,184

R.A. Malatest and Associates Limited, Victoria, BC	$116,099

TechGuilds Consulting Inc., Toronto, ON	$104,938

Dunsky Energy + Climate Advisors, Montréal, QC	$100,683

(continued)

2025 Annual Report	135

Vendor name, location and main classification	Total aggregate payments and amount spent in 2025

Payments under $100, 000 (99 payees)	$2,506,181

Total business services	$98,356,703

Accenture Incorporated, Mississauga, ON	$74,321,055

Microsoft Canada Inc., Toronto, ON	$8,160,860

Data Century Inc., Toronto, ON	$3,673,601

Shared Services Canada, Gatineau, QC	$2,881,338

Informatica LLC, Toronto, ON	$1,527,815

Treasury Board Secretariat, Ottawa, ON	$1,438,803

Optiv Canada Federal, Mississauga, ON	$1,298,210

CCH Incorporated, Riverwoods, IL	$1,067,788

Softchoice Limited Partnership, Toronto, ON	$980,257

CSI Consulting Incorporated, Ottawa, ON	$960,821

Maplesoft Consulting Inc., Ottawa, ON	$950,377

Techcom Software Solutions Incorporated, Vaughan, ON	$781,458

Samson and Associes, Gatineau, QC	$762,273

Wall Street Systems Sweden AB, Stockholm,	$739,829

Iron Mountain Canada Corporation, Gloucester, ON	$724,042

Gartner Canada Company, Toronto, ON	$700,042

SAP Canada Incorporated, Toronto, ON	$693,429

SiteCore Canada Ltd., Toronto, ON	$625,717

I4C Information Technology Consulting Inc., Kanata, ON	$570,510

Eclipsys Solutions Inc., Ottawa, ON	$539,242

Data Sentinel Inc., Oakville, ON	$506,737

Record Point Software USA LLC, Bellevue, WA	$463,420

MNP Digital Inc., Ottawa, ON	$428,662

NEXT MATTER GMBH, Berlin,	$405,286

Cofomo, Ottawa, ON	$400,942

Tato Recruiting Inc., Ottawa, ON	$398,165

Compugen Incorporated, Kanata, ON	$396,355

Tagetik North America, New York, NY	$362,450

SHI International Corp, Toronto, ON	$351,170

IBM Canada Limited, Toronto, ON	$317,863

Oxford Economics USA Inc., New York, NY	$289,555

SI Systems Partnership, Calgary, AB	$279,495

ESRI Canada Limited, Toronto, ON	$247,295

Carahsoft Technology Corp., Reston, VA	$245,382

SkySparc AB, Stockholm,	$244,794

ESI Technologies de l’Information Inc., Montreal, QC	$221,942

Coveo Solutions Incorporated, Quebec, QC	$169,429

Orangutech Inc., Ottawa, ON	$156,347

Diligent Canada Inc., New York, NY	$155,826

(continued)

2025 Annual Report	136

Vendor name, location and main classification	Total aggregate payments and amount spent in 2025

DMTI Spatial Incorporated, Richmond Hill, ON	$149,160

Crimson Hexagon Ltd., Boston, MA	$131,407

Digicert Ireland Limited, Dublin,	$121,312

Wise With Data Inc., Ottawa, ON	$115,825

Databricks Inc., San Francisco, CA	$113,739

Professional Quality Assurance Ltd, Fredericton, NB	$112,124

IPSS, Ottawa, ON	$106,310

Payments under $100, 000 (76 payees)	$2,534,916

Total informatics services	$112,823,375

Norton Rose Fulbright Canada LLP, Calgary, AB	$2,832,759

Borden Ladner Gervais LLP (BLG), Ottawa, ON	$1,024,525

Fasken Martineau DuMoulin LLP, Toronto, ON	$553,224

BCF LLP, Montréal, QC	$307,748

MORENCY, SOCIÉTÉ D’AVOCATS S.E.N.C.R.L, Quebec, QC	$271,885

Osler - Hoskin and Harcourt LLP, Toronto, ON	$242,620

Nelligan O’Brien Payne LLP, Ottawa, ON	$233,578

Centro Legal Works Inc., Toronto, ON	$175,987

PricewaterhouseCoopers LLP, Ottawa, ON	$141,250

Gowling WLG (Canada) S.E.N.C.R.L. s.r.l, Ottawa, ON	$112,453

Department of Justice Canada, Ottawa, ON	$102,419

Payments under $100, 000 (21 payees)	$323,924

Total legal services	$6,322,372

AFSL Pro Inc., Montreal, QC	$891,039

Canadian Management Centre, Toronto, ON	$165,195

Prosci Canada Unlimited Liability Corporation, Bedford, NS	$120,448

Payments under $100, 000 (64 payees)	$1,032,743

Total training services	$2,209,425

Other payments under $100, 000 (101 payees)	$861,310

Total other services	$861,310

Grand Total	$220,573,185

Acquisition of land and buildings

The following presents the total amount spent for each main category listed below.

Main category	Total amount spent in 2025

Acquisition of land	-

Acquisition of non-residential buildings	$11,067,593

Acquisition of residential buildings	-

Total	$11,067,593

The above excludes any acquisitions of land and residential buildings through default management activities in cases of borrower default within our Mortgage Insurance activities.

2025 Annual Report	137

A listing of contracts related to these main categories is available below and includes the following:

•	a listing of contracts for each main category above over $250,000 including the name and location of the contractor, a brief description and location of the project, the total amount contracted, the total amount spent in the current year for the main category and the total amount spent to date.

Name and location of contractor	Brief description and province of project	Total amount contracted	Total amount spent in 2025	Total amount spent to date

BGIS Global Integrated Solutions	Various National office building	$25,939,417	$11,067,593	$22,052,779
Canada LP, Ottawa, Ontario	projects, Ottawa, Ontario

Plaza 1000 Ltd, Calgary, Alberta	Calgary office fit-up, Calgary, Alberta[1]	$700,828	$0	$664,774

Complexe 1100 RLO S.E.C.,	Montreal office fit-up,	$5,662,606	$0	$1,567,720
Montreal, Québec	Montreal, Québec[2]

GWL Realty Advisors, Halifax,	Halifax office fit-up, Halifax,	$1,532,156	$0	$1,285,167
Nova Scotia	Nova Scotia[1]

Total		$33,835,007	$11,067,593	$25,570,440

[1]	These contracts were completed in 2024.

[2]	No costs incurred in 2025, more work expected to occur in 2026 related to this project.

Acquisition of machinery and equipment

The following presents the total amount spent in the year for each main category of machinery and equipment.

Main category	Total amount spent in 2025

Computer-related equipment and software	$58,938,276

Furniture and fixtures	$372,529

Total	$59,310,805

Transfer payments

CMHC does not have transfer payments.

Public debt charges

Unmatured debt	Principal outstanding	Weighted average interest rate	Interest charged

Canada mortgage bonds	$295,750,000,000	2.94%	$7,772,549,435

We have provided summarized information above for the year ended December 31, 2025. For a complete listing of all Canada mortgage bond (CMB) issuances still outstanding and the applicable interest rate please refer to this link: CMB issuances11. This page is updated as new CMBs are issued or mature throughout the year.

Payments of claims against the Crown and court awards

Category	Number of payments	Total amount

Payment of claims and court awards over $1,000	1	$25,178

Payment of claims and court awards under $1,000	n/a	n/a

We have withheld the recipient names, the nature of the claims and any court awards from the above due to their sensitivity.

[11]	https://www.cmhc-schl.gc.ca/professionals/project-funding-and-mortgage-financing/securitization/canada-mortgage-bonds/ list-of-outstanding-cht-debt-issues

2025 Annual Report	138

Climate-related Financial

Risk Disclosures

1. Basis Of Preparation

Compliance with OSFI B-15 and TCFD

We prepare our climate-related financial disclosures in accordance with Office of the Superintendent of Financial Institutions (OSFI) Guideline B-15, Climate Risk Management, and the Task Force on Climate-related Financial Disclosures (TCFD), now managed by the International Financial Reporting Standards (IFRS) Foundation.

We also monitor standards set out by the International Sustainability Standards Board (ISSB): IFRS S1 General Requirements for Disclosure of Sustainability related Financial Information; and IFRS S2 Climate-related Disclosures, as well as standards issued by the Canadian Sustainability Standards Board (CSSB): CSDS 1 General Requirements for Disclosure of Sustainability related Financial Information and CSDS 2 Climate-related Disclosures. While we are not currently required to report under ISSB or CSSB standards, we continue to monitor their development to inform current and future climate-related financial disclosures requirements.

Reporting period, Reporting entity and boundary, and Presentation currency

These disclosures cover the year ended December 31, 2025, and include CMHC and the Canada Housing Trust (CHT), aligning with our consolidated financial statements.

The presentation currency of the climate-related financial disclosures is Canadian dollars, which aligns to the presentation currency used in our consolidated financial statements, and amounts are stated in millions of Canadian dollars, unless otherwise indicated.

We define the time horizons to align with our risk management tools and strategic decision-making:

•	Current year: 2025

•	Short-term: 0-12 months

•	Medium-term: 1-5 years

•	Long-term: 5+ years.

2025 Annual Report	139

2. Overview Of CMHC

Our key business activities

Refer to pages 23 to 38 of our annual report for more information on our key business activities.

Our value chain

To provide our key business services, we depend on a number of other entities, people and resources across Canada.

The table below summarizes our key upstream and downstream value chain relationships:

	Stakeholder	Description

Upstream value chain	Government of Canada	Provides the overarching policy, legislative and regulatory framework for mortgage insurance, securitization and housing program practices.

	Department of Finance Canada and the Office of the Superintendent of Financial Institutions	Set federal policies and frameworks for mortgage insurance and securitization practices.

	Cabinet and Treasury Board	Set policy direction and objectives for Housing Programs

	Housing, Infrastructure and Communities Canada	The lead department on housing policy and program development.

	Borrowers	Obtain mortgage financing and pay the mortgage insurance premium.

	Lenders and Issuers	Provide insured mortgages, pool them into mortgage-backed securities (MBS).

Downstream value chain	Lenders	Receive insurance coverage if a borrower defaults.

	Investors	Buy Canada Mortgage Bonds (CMBs), and MBS as investment products.

	CMB Swap Counterparties	Manage interest rate risk and reinvestment securities for CMBs.

	Proponents (Housing Programs)	An individual or entity who is a recipient of support through a CMHC housing program.

2025 Annual Report	140

3. Judgements and Measurement Uncertainties

Judgement

Preparing climate-related financial disclosures requires the application of judgement in areas where information cannot be measured directly and interpreting reporting requirements and making informed decisions in areas where OSFI B-15 standards allow flexibility. The table below summarizes the key judgements applied:

Topic	Description

Climate-related risk and opportunity assessment	We exercised judgement in identifying relevant climate-related risks and opportunities and in determining the nature and extent of information disclosed that could reasonably influence CMHC’s strategy, business model and financial position across time horizons.
These judgements include:

• Defining the scope of the climate-related risk and opportunity assessment across our value chain

• Identifying and prioritizing relevant physical and transition risk drivers

• Defining our specific time horizons

• Assessing how climate-related risks and opportunities may transmit through our activities and affect outcomes across business lines.

For more details see sections Climate-Related Risks and Climate-Related Opportunities.

Scenario selection and climate resilience	We exercised judgement in selecting climate scenarios for our scenario analysis embedded within the stress testing process. These judgements include:

•

Selecting Net Zero and Delayed Transition scenarios that reflect a range of policy pathways, temperature outcomes, and macroeconomic conditions that may affect our operations, strategy, and financial resilience.

For more details see section Climate Resilience.

Greenhouse Gas (GHG) emissions	We exercised judgement in relation to GHG emissions, including:
• Determining the organizational boundary for emission reporting
• Selecting emission factors that best represent our underlying activities and operations

For more details see section Greenhouse Gas (GHG) Emissions.

Measurement Uncertainty

Measurement uncertainty in our climate-related financial disclosures arises from data limitations, reliance on proxy information, and the use of third-party data sources in any estimations. The table below summarizes the main sources of our significant judgements:

Topic	Description

GHG emissions	GHG emissions are estimated in accordance with the Greenhouse Gas Protocol using internal and third-party activity data, such as energy consumption, transport modes, distance travelled, and commuting patterns. Estimation uncertainty arises from the use of estimated activity data, proxy inputs where primary data is unavailable, and the application of third-party emission factors and global warming potential values. As a result, reported emissions are subject to inherent measurement uncertainty.

For more details see Methodology and Approach for GHG emissions section.

Climate-related Exposure	Climate exposure is estimated by overlaying our portfolios with flood and wildfire hazard maps. These estimates are subject to measurement uncertainty arising from the use of modelled hazard data including the resolution, probability thresholds, and assumptions embedded in the hazard layers. The exposure metrics reflect geographic overlay only and do not capture asset-specific characteristics; reported exposure levels may differ from actual climate-related events.

For more details see Exposure to Physical Risks: Flood and Wildfire Risks section.

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4. Governance

The table below shows how our Board of Directors and management oversee climate-related risks and opportunities:

Board Oversight

Our Board of Directors Charter outlines individual board member roles and responsibilities. These include the functions of Strategic Planning; Risk Management; Financial Management, Reporting and Internal Controls; Corporate Governance; Integrity Oversight; Evaluation and Succession Planning; and Communication and Public Disclosure. The Board oversees disclosures on the effects of climate-related risks and opportunities on our business model, strategy, financial position, and prospects.

In 2025, the Board and/or its committees received presentations on and discussed the following climate topics:

•	2024 Climate-related Disclosures

•	Standardized Climate Scenario Exercise (SCSE) Results

•	Corporate Wide Stress Testing (CWST) Results, including 2 climate scenarios

Board Committees

Risk and Resilience Committee

The risk management function of the Board requires the Board of Directors to ensure appropriate systems, policies and procedures are in place to identify and manage the principal risks of our business. This includes climate-related risks that could affect our cash flows, access to finance, or cost of capital. The Board provides oversight of climate-related risks through the Risk and Resilience Committee.

As part of its roles and responsibilities, the Risk and Resilience Committee ensures that our Enterprise Risk Management Framework (ERMF) promotes effective and consistent risk management practices based on our risk appetite and within the context of our risk environment. Refer to the Risk Management section for more information related to our risk reporting process and topics discussed at the Board, including key climate-related risks highlighted in 2025 through the Quarterly Risk Management (QRM) process.

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Audit Committee

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities, including financial reporting, audit processes, and internal controls. The committee oversees the establishment of an internal controls framework and ensures that management implements and maintains appropriate policies and systems of internal controls. The Committee also ensures that adequate policies, measures, and practices are in place to identify, assess, and manage risks throughout CMHC, including climate.

Management’s role in Governance

The President/CEO and senior management guide our strategic direction and activities.

The table below shows the senior management committees in place with their corresponding accountability for our strategy, including responsibilities for climate-related risks and opportunities:

Management committee	Meeting frequency	Role in climate governance	2025 Climate-related topics

Management Risk and Reporting Committee (MRRC)	Monthly

Reviews, assesses, approves (as required), and oversees key enterprise risks and trends, including the implementation of climate-risk management frameworks and requirements.

Oversees climate-related risk assessments included in the QRM Report.

Quarterly Risk Management Reports

Executive Committee (ExCo)	Bi-weekly

Develops the organization’s strategy and priorities.

Responsible for the strategy execution, monitoring and approval of performance metrics and climate-related targets.

Monitors the organization’s budget and financial results, as well as approves key projects, including scope, budget, timelines, metrics and related investment.

The committee supports the President/CEO with the review of key projects, priorities, budgets and plans, including performance and application. Where directed by the President/CEO, ExCo provides strategic direction regarding climate-related risks and opportunities.

2024 Climate-related Disclosures Climate Risk Management and Disclosure Project Update

Asset and Liability Management Committee (ALCO)	Quarterly	Reviews and approves key assumptions, methodologies, models, limitations, and recommends approval to the Board of Directors and its committees on matters related to the management of financial related risks, including climate-related risks.	CWST Results, including two climate scenarios SCSE Results

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Management committee	Meeting frequency	Role in climate governance	2025 Climate-related topics

Climate Risk Disclosures Steering Committee	Monthly

Provides oversight, guidance and direction on our Climate Risk Management and Disclosures project scope, deliverables and sequencing to enable us to fulfill OSFI B-15 and TCFD requirements.

Provides recommendations to ensure that the Climate Risk Management and Disclosures project supports and aligns with our existing corporate governance, risk management and strategic planning frameworks.

SCSE Results

Analysis of climate-related risks within our investment portfolios

Updated Exposure Analysis and Historical Trend Analysis (flood and wildfire)

Regulatory updates to OSFI B-15 and applicability of the ISSB standards

Climate Risk Management Policy (CRMP) overview

Update on Climate-related Risks and Opportunities Identification Guideline and Procedures, Value Chain Analysis, and Prioritized Physical and Transition risk drivers

GHG Emissions Reporting for CMHC-owned properties

CWST Results, including two climate scenarios

Climate-related Risks and Opportunities Qualitative Assessment and Monitoring for Insurance, Securitization and Housing Programs

Results for Climate Scenario Analysis in the CWST, Own Risk and Solvency Assessment (ORSA), Modelling Quantitative Assessment and Mortgage Loan Insurance Climate Risk Analysis

Climate-related Financial Disclosure Highlights

Board and Senior Management Skills and Competencies

We maintain our Competency, Diversity and Location matrix for our Board of Directors. 55% of our current Board members have professional experience in risk management, including complex financial risks, clients or activities. Our current Board chair has significant experience in climate-related risk matters and serves on the Expert Panel on Adaptation at the Canadian Climate Institute.

Impact of climate on Board remuneration policies

As a crown corporation, our Board members’ remuneration is determined by the Privy Council Office (PCO) and is outlined in our Board Remuneration and Expense Guidelines. Currently, climate-related considerations are not directly factored into Board members’ remuneration.

5. Strategy

Climate-related Risks

In 2025, we conducted an enterprise level climate-related risk assessment informed by external guidance and frameworks, including the Inter-governmental Panel on Climate Change (IPCC) and TCFD. This incorporated assessing physical risks, transition risks and opportunities across geographies and time horizons to prioritize key risk drivers that could reasonably affect our outcomes. The key risk drivers identified were:

•	Physical risks: Wildfire and flooding

•	Transition risks: Carbon pricing and national net zero targets (which drives government policies and societal change over the long term)

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Business and corporate function teams then conducted a qualitative sector-specific risk assessments to connect the prioritized risk drivers with transmission channels and the value chain, across different time horizons, enabling the identification of business-level risks and opportunities.

Our mortgage insurance policies exclude property damage caused by force majeure events, including extreme weather. As a result, costs to repair or replace damaged property are not claimable under the Mortgage Loan Insurance Policy (MLIP). In cases of direct property damage from a Natural Disaster or other force majeure event, the financial exposure rests primarily with Property and Casualty (P&C) insurers and, where P&C coverage is insufficient, with the approved lender.

Significant physical climate events, however, may create indirect impacts to CMHC. Should there be a physical climate event with adverse conditions and no government intervention, property values could decline. Should they decline significantly and the borrower be unable to service their mortgage, CMHC may experience a claim on its mortgage insurance products. This has not been observed with recent severe physical climate events.

Where property damages are not covered by P&C insurance, securitization losses may occur when an issuer defaults (particularly small, regional, non-diversified issuers) and a mortgage/borrower defaults concurrently. In the unlikely event that an issuer defaults, CMHC, as guarantor, must cover the shortfall and make payments due to NHA MBS investors under its timely payment guarantee (TPG). While a call on the TPG poses a liquidity risk, we have liquidity sources to support a TPG call (refer to Note 20 - Liquidity Risk in the Annual Report for more information).

In addition to our mortgage insurance and securitization business, we administer housing programs on behalf of the Government of Canada in accordance with express policy and financial authorities. There are different types of housing programs, and exposure to climate-related risks is the greatest for those in which we act in a lending capacity to fund new construction, repair, or renewal projects.

We continue to strengthen our understanding of potential financial impacts from climate-related risks. Understanding business exposure is a fundamental step in the quantification process. We previously disclosed flood hazard exposure and have expanded our analysis to include wildfire (for more detail see the Metrics & Targets section). Flood and wildfire hazard analyses reflect geographic exposure only and do not, on their own, represent financial impacts. In addition, we also assessed insured mortgage loan characteristics and the performance of properties in flood and wildfire exposed areas relative to non-hazard areas concluding that no adjustments are required at this time to current underwriting practices or insurance premium pricing. CMHC will look to further advance our modelling capabilities in this area, build on insights from the qualitative assessment, and incorporate additional physical climate-related data in our analysis.

The quantification of transition risk is considered within our broader climate scenario analysis, which explores potential pathways such as delayed transition and net zero futures. These scenarios assess how evolving climate policies, market conditions, and technological developments could influence the level of capital we hold under different transition pathways. We will continue to integrate transition risk considerations into our climate-related risk management practices and will build on existing insights as methodologies and data evolve. Our current internal climate-related risk stress-testing analysis indicates that the corporation maintains adequate capital to remain resilient under different climate-related risk scenarios (for more detail see the Climate Resilience section).

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The following table summarizes how financial risks and potential areas of impact to our activities may materialize through climate-related risks and their transmission channels through various time horizons.

Potential Areas of Impact	Risk	Transmission Channel	Mitigations	Climate-related Risk Category (Physical/ Transition)	Time Horizon

Higher probabilities of default (PD) or a higher loss-given-default (LGD) on defaulted loans and mortgage insurance claims	Credit/ Insurance	Interruptions in employment, higher vacancy rates, migration away from high-risk geographies, or increased operating and maintenance costs leading to weakened borrowers’ ability to service debts.	• Default management strategies to support borrowers • Government assistance (unemployment income, etc.)	Physical	●●

	Market/ Insurance	Property values may decline in geographies prone to climate-related hazards.	• Loans with lower loan-to-value ratios or older vintages are less exposed to price declines • Accurate property valuations reduce overvaluation risk	Physical	●●

Claims on timely payment guarantees from vulnerable regional issuers	Credit/ Liquidity	Small regional, non-diversified issuers with securitized mortgages concentrated in hazard prone areas are more vulnerable.	• NHA MBS design includes spreads and liquidity requirements to help cover issuer default losses • Issuer obligations and default protocols	Physical	●

Adverse impact on asset values of investment securities	Credit	Investors may require higher returns, (i.e., higher credit spread from the issuer company to compensate for future risk arising from climate. This would lead to lower values of issuers’ current bonds).	Credit risk from issuer companies is being monitored through Credit watch list on a regular basis	Physical and Transition	●●●

Time Horizons:		● Short term	●● Medium-Long term	●● ● Long term

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Climate-related Opportunities

We continue to offer products and programs that incentivize energy efficiency, emissions reductions and climate resilience across the housing system.

As the identification of climate-related opportunities continues to evolve, we will continue to assess ways to further embed them within our business and operational practices. The transition toward a low-carbon and climate-resilient housing system will require collaboration across governments and industries, and we remain committed to supporting this transition in alignment with our mandate and risk management practices.

Potential Areas of Opportunities	Opportunity Type	Description	Time Horizon

Sustain climate-related MLI products (MLI Select Climate, Eco Plus, Eco Improvement)	Products and Services, Resource Efficiency	Maintaining existing climate-related MLI products.	● ●● ● ●●

Promote carbon-conscious practices	Products and Services, Resource Efficiency	Contribute to a more sustainable built environment by:	● ● ● ●●●

• Supporting informed decisions about building materials and construction practices (e.g. Housing Design Catalogue Materials Guide).

• Supporting higher-performing buildings through increased energy efficiency and greenhouse gas (GHG) emissions reductions (e.g. Housing Programs).

Promote climate resilient building practices	Products and Services, Resilience	Contribute to a more climate resilient housing system by:	● ● ● ●●●

• Supporting informed decisions about building materials and construction practices (e.g. Housing Design Catalogue Climate Resilience Guide).

Time Horizons:	● Short term	●● Medium-Long term	●● ● Long term

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Climate Resilience

Climate Scenario Analysis in the Corporate Wide Stress Testing and Own Risk and Solvency Assessment process

In 2025, a climate-related scenario analysis was incorporated into our annual CWST & ORSA process to understand and evaluate the potential impacts of climate-related risks on our operations using both the Net Zero and Delayed Transition climate scenarios.

The climate scenarios account for systemic transition and physical risks and are aligned with the International Energy Agency (IEA)12, the IPCC, and the Network for Greening the Financial System (NGFS)13 as suggested by OSFI14. The scenarios also consider domestic and global policies and legislation as of the fourth quarter of 2024. The table below summarizes the key assumptions underlying the climate scenarios and their potential impact on us.

Dimension	Net Zero	Delayed Transition

Scenario Description	Rapid and stringent climate policies, aiming to achieve net zero emissions in 2050.	Climate policies remain limited until 2030. Rapid and stringent policies introduced in 2030 slow economic activity. Climate goals are still met by 2050 but through more abrupt action.

Physical Risk (2025–2035)	Low	Low

Transition Risk (2025–2035)[1]	High	Moderate

2050 Policy Ambition	1.6°C	1.7°C

Macro – Financial Impacts (2025–2035)

GDP Impact	Deep GDP contraction leading to an economic recession	GDP slightly below zero for several quarters once transition begins

Unemployment	Increased unemployment in carbon-intensive industries due to immediate transition pressures	Sharp increase in carbon-intensive industries when post-2030 policies take effect

Inflation	Increased inflation from carbon pricing was partially offset by the boost in investments.	Significant inflation due to aggressive and uncertain carbon pricing

Housing Market Effects	Volatile housing markets	Decline in house prices driven by job losses in the affected industries

Financial Stability	Elevated risk due to rapid policy action and high uncertainty from trade tension.	Elevated risk due to uncertainty, stranded assets, and sudden policy tightening.

[1]	Assumptions reflect a 10-year projection period; results may vary under longer-term projections as macroeconomic and climate dynamics evolve.

12https://www.iea.org/

13https://www.ngfs.net/ngfs-scenarios-portal/

14https://www.osfi-bsif.gc.ca/en/guidance/guidance-library/climate-risk-management

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Results

The results of the analysis are summarized below, together with the impact of each scenario on our strategy and business model:

•	Impact on capital requirements: Within our 10-year forecast horizon, The Net Zero Scenario results in higher capital requirements because its impact materializes earlier and persists throughout the entire period. In contrast, the Delayed Transition Scenario only affects the latter half of the horizon, with its impacts concentrated in the final five years. Under the MICAT requirements applicable for 2025, we maintain adequate capital to remain resilient under severe transition.

•	Impact by province: The provincial analysis shows a significant increase in Mortgage Loan Insurance (MLI) losses for Alberta, due to its heavy economic dependence on the fossil fuel sector. On the other hand, low-carbon provinces such as Quebec and Ontario are relatively less impacted and exhibit a decreased share of losses under these scenarios relative to high-carbon provinces.

Operational Resilience

In 2024, the Corporate Business Continuity Management (BCM) team performed a climate-related risk assessment to evaluate the potential risks to our mission critical services in the event of a material climate emergency or disaster. Risks were assessed by analyzing the geographical distribution (i.e., location) of staff supporting these services, and the potential disruption to the services. Each critical service was assigned a risk score based on the concentration index, corresponding to low, medium, high, or severe climate-related risks.

In 2025, sectors identified how operations and activities would continue if a climate disaster affected regions supporting critical services with high climate-related risks. Appropriate recovery strategies were incorporated into the sector’s Business Continuity Plan to mitigate the risk. Additionally, Facilities management (FM) completed a climate-related risk assessment of CMHC-owned and leased offices. The assessment identified no high residual climate-related risks. This outcome reflects the effectiveness of existing controls and mitigants, such as maintenance programs, emergency response planning, business continuity planning, lifecycle planning, and property and tenant insurance.

In 2026, we will continue to refine and integrate climate-related risk assessment processes across our support functions, to inform future sector Business Continuity Plans.

6. Risk Management

We define climate-related risk as the impact of both physical and transition risk drivers on our operations, programs, investments, and decision-making.

Enterprise Risk Management Framework

Climate-related risk is embedded within our Enterprise Risk Management Framework, which guides consistent risk practices across the organization. The Board of Directors oversees its effectiveness, while the Chief Risk Office (CRO) leads its implementation. Climate is treated as a transversal risk that can influence strategic, financial, operational, and compliance risks.

Climate Risk Management Policy

We introduced an enterprise-level CRMP, approved by the CRO. The CRMP sets out roles, controls, and procedures for identifying and managing climate-related risks and opportunities. Supporting documents, including the Climate-Related Risks and Opportunities (CRRO) identification guideline and procedure, are also being developed.

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Risk and Opportunities Identification and Assessment

We apply a structured approach to identify and assess climate-related risks and opportunities:

1.	Value Chain Analysis

We examined our operations and key upstream/downstream activities to identify stakeholders, resources, and dependencies. (for more details see Our Value Chain section)

2.	Enterprise-level Assessment

At the enterprise level, we performed an initial screening to identify the climate-related risks and opportunities that could have the greatest potential impact on CMHC. This screening involved prioritizing climate risk drivers using established sources such as the IPCC and resources recommended by Environment and Climate Change Canada (ECCC), including the Climate Atlas of Canada and ClimateData.ca. Physical risk drivers were screened by evaluating the relevancy of climate hazards to the business lines. Transition risk drivers were screened using the TCFD transition risk categories, including country-specific climate policies and regulations, technology shifts, market changes, and reputational considerations. The results of this process informed subsequent business and corporate function assessments, where risks were further evaluated at the sector level. (Refer to the Strategy section for results from these assessments.)

3.	Sector Level Assessments

Building on the enterprise-level screening, business lines and corporate functions conducted qualitative, sector-specific assessments to connect prioritized climate-related risk drivers with relevant transmission channels and parts of the value chain. These assessments identified specific risks and opportunities across short-, medium-, and long-term time horizons. The results were reviewed and approved by the Climate Risk Disclosures Steering Committee.

Risk Measurement

We measure climate-related risk using two approaches. For transition risk, we use corporate wide stress tests with global climate scenarios to estimate potential financial impacts (see Climate Resilience section for more information). For physical risk, we are in the initial stage of quantifying financial impact and are building on exposure-based work that maps insured loans to flood and wildfire hazard areas to assess differences in characteristics and performance between hazard and non-hazard areas. This supports ongoing efforts to understand how physical hazards may influence financial outcomes and to mature the modelling approach over time (see Strategy Section for more information).

Risk Management, Monitoring and Reporting

The Risk Appetite Framework (RAF) defines our tolerance for climate-related impacts across strategic, financial, operational, and reputational domains. We have a moderate risk appetite for climate change risk. Risk Appetite Measures (RAMs) help ensure climate-related risks remain within acceptable thresholds. In 2024–2025, the enterprise Risk Appetite was cascaded to Mortgage Insurance and Securitization activities.

Material climate-related risks are reported quarterly to Senior Management and the Board through the QRM Report. We have an internal working group that supports the integration of climate-related insights into enterprise risk reporting.

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7. Metrics & Targets

Since 2005, we have gathered and disclosed our performance on environmental metrics and targets.

Exposure to Physical Risks: Flood and Wildfire Risks

In 2025, the physical hazard exposure analysis was expanded to include flood and wildfire hazards across Mortgage Insurance, Securitization, and Housing Programs to strengthen our understanding of potential climate-related vulnerabilities across our portfolio. This metric reflects geographic exposure only and does not, on its own, represent financial impacts to us.

Exposure to floods is identified using maps that show where the probability of riverine flooding is equal to or greater than one event in every one hundred years. Exposure to wildfire is identified using national hazard layers based on fire season length, fuel dryness indicators, and tree cover.

Our MLI underwriting policies and premium pricing are currently expected to remain unaffected by climate-related physical risks. The interpretation of physical risk and its relevance to our business is addressed in the Strategy section. We commit to continuing to assess our portfolios.

For Mortgage Insurance and Securitization, the total balance (in billions of dollars) reflects the insured or securitized loans located within a hazard zone. The percentage shown indicates how much of each business activity’s total outstanding balance falls within that hazard zone. For Housing Programs, exposure is measured by the number of properties and the portion of their outstanding loan balance located in the identified hazard zone.

The table below summarizes our estimated exposure to flood and wildfire hazards across major business lines15.

Business Activity	Hazard Type	Number of Loans within the identified hazard zone	Total Balance ($B)	% of Total Balance

Homeowner	Flood	44,631	8.0	3.7
insurance-in-force (transactional & portfolio)	Wildfire	68,089	15.2	7.1

Multi-Unit	Flood	1,240	8.2	3.6
insurance-in-force	Wildfire	1,501	18.0	7.8

Securitization	Flood	79,694	21.5	3.8

	Wildfire	103,023	36.5	6.5

Business Activity	Hazard Type	Number of Properties Exposed to Hazard	Outstanding Loan Balance Exposed to Hazard[1] ($B)	% of Total Outstanding Loan Balance Exposed to Hazard

Housing Programs	Flood	3,952	0.4	2.9

	Wildfire	4,090	2.3	15.4

[1]	When multiple buildings (property locations) are associated with a single loan, the outstanding loan balance is equally weighted among all buildings.

We assessed provincial exposure to identify where geographic risks are most concentrated. The provinces with the highest relative exposure by business activity are summarized below.

[15]

Results are based on the latest data available as of the end of Q2 2025. For homeowner, multi-unit (MU), and securitization, estimates are based on loans that could be correctly geocoded or mapped (approximately 99% of homeowner loans, 99% of MU loans, and 98% of NHA MBS securitized loans). For housing programs, estimates are based on a sample of loans representing approximately 94% of properties of which approximately 96% could be correctly geocoded or mapped.

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Homeowner (Transactional and Portfolio) Insurance-in-Force Exposure:

British Columbia represents the province/territory with the highest exposure to flood and wildfire risk, at 0.8% and

5.3% of the total Homeowner insurance-in-force, respectively.

Multi-Unit Insurance-in-Force Exposure:

Ontario represents the province/territory with the highest exposure to flood risk, at 1.1% of the total Multi-Unit insurance-in-force, and British Columbia represents the province/territory with the highest exposure to wildfire risk exposure at 7.5%.

Securitization Exposure:

Ontario represents the province/territory with the highest exposure to flood risk, at 1.1% of the total securitization portfolio, and British Columbia represents the province/territory with the highest exposure to wildfire risk exposure at 5.3%. Securitization losses depend on both the issuer and mortgage defaulting.

Housing Programs Exposure:

Ontario represents the province/territory with the highest exposure to flood risk at 0.8% of the outstanding loan balance while British Columbia represents the province/territory with the highest exposure to wildfire risk at 15.1% of the outstanding loan balance.

Greenhouse Gas Emissions

Net Zero Commitment

As a Crown corporation, we pursue operational improvements that reduce our environmental footprint in a manner that aligns with the goals of the Greening Government Strategy, overseen by the Treasury Board of Canada Secretariat. The current federal government strategy describes how the government will reduce its environmental impact and transition to low carbon, climate-resilient operations. These specific targets align with the Paris Agreement. Those absolute emissions reductions targets – which are applicable only to our National Office at 700 Montreal Road, Ottawa (under our direct administration) include:

•	40% reduction from 2005 (baseline) levels by 2025.

•	Aspire to achieve subsequent 10% reductions every five years to reach at least 90% by 2050 without the use of carbon credits/offsets.

•	Reduction to net zero by 2050.

•	The purchase of carbon credits/offsets may be used as needed to address any remaining emissions to reach the 2050 net zero goal.

Reporting boundary for GHG emissions

Direct GHG emissions from sources that are owned or controlled by operations within our organizational boundary are reported as our scope 1 GHG emissions. GHG emissions from the generation of purchased electricity consumed by these operations are reported as Scope 2 GHG emissions. The relevant portion of other indirect emissions arising from our activities are reported as Scope 3 emissions. We have no financial control over leased office spaces for which we are acting as a lessee; as a result, emissions arising from our activities in leased office spaces are reported as Scope 3 emissions.

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Methodology and approach for GHG emissions

The following table summarizes our approach to greenhouse gas emissions measurement, reflecting industry best practices and leading reporting standards by prioritizing direct data and, where necessary, applying recognized estimation methodologies to ensure consistency and transparency across the value chain:

Scope	Emission Category	Activity	Emissions Factor	Methodology
Scope 1	Stationary combustion	Fuel used for operation of Montreal Road site	ECCC Emissions Factors and Reference Values.	The quantity of fuel consumed multiplied by the associated emission factor for each fuel type. Collected directly by our property management service provider.

		Fuel used for operation of other CMHC-owned properties	Natural Resources Canada’s (NRCan) National Inventory Report – Greenhouse Sources and Sinks in Canada.	The quantity of fuel consumed multiplied by the associated emission factor for each fuel type. Reported by our co-owner of these properties.

Scope 2	Purchased electricity	Electricity purchased for our properties	Montreal Road Site: ECCC Emissions Factors and Reference Values.	Montreal Road Site: Location-based method. Energy consumption multiplied by grid emission factor.

			CMHC-owned Properties: Canada’s National Inventory Report – Greenhouse Sources and Sinks in Canada (NRCan).	CMHC-owned Properties: Location-based method reported by our co-owner of these properties.

Scope 3	Category 2: Capital goods	Capital goods purchased for renovations and capital improvements[1]	U.S. Environmental Protection Agency (EPA) Supply Chain GHG Emissions Factors.	Spend-based method. Dollar amount multiplied by emissions factor. Our reporting accounts for all available invoices.

	Category 5: Waste generated in operations	Disposal and treatment of waste off-site but generated at Montreal Road site	U.S. EPA Emissions Factor Hub.	GHG Protocol Calculation Tools. Weight multiplied by emissions factor.

	Category 5: Waste generated in operations	Disposal and treatment of waste off-site but generated at leased facilities	U.S. EPA Emissions Factor Hub.	Average data method. Data sourced from landlords. Volumes (converted to weight) are multiplied by emissions factors.

	Category 6: Business travel	Emissions from air, rail and car travel for business-related travel	UK Department for Environment, Food and Rural Affairs (DEFRA).	GHG Protocol Calculation Tools. Air, rail, and car travel are calculated using a distance-based methodology.

	Category 7: Employee commuting	Emissions from employees’ daily commuting	U.S. EPA GHG Emissions Factor Hub.	GHG Protocol Calculation Tools. Distances multiplied by emissions factor.

	Category 8: Upstream leased assets	Emissions from fuel used for operations, as well as purchased electricity, at leased facilities	Canada’s National Inventory Report – Greenhouse Sources and Sinks in Canada (NRCan).	Quantity of fuel/ steam/ electricity consumed multiplied by the associated emission factor for each energy type. Data sourced from landlords.

	Category 15: Investments	Emissions from Mortgage Insurance Investment Portfolio (Financed Emissions)	Not applicable.	Third-party data provider is the main source for emission data from corporate debt investments. IMF, World Bank, and United Nations are the sources for Sovereign and Sub-Sovereign debt investments climate disclosures.

For more details, see Emissions from Mortgage Insurance Investment Activity Portfolio (Financed Emissions) section

[1]	Capital Improvements included above $250,000.

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Scope 1 and 2 GHG Emissions

We apply a consistent methodology to measure Scope 1 and Scope 2 emissions associated with the 700 Montreal Road site. For utility bills that have consumption spanning two different reporting years, the consumption in the current reporting periods is estimated by calendarizing the consumption data assuming equal daily use for the overlap period. Emission factors are updated annually.

For the 2025 reporting year, we consumed approximately 63% less than the 2005 baseline levels, which surpassed the aspiration of a 40% reduction by 2025. Some of these reductions can be attributed to reduced building usage and efficiencies achieved through retrofits and capital replacement projects. The rise in emissions from 2024 to 2025 can be attributed to increased in-office presence (Refer to the Workplace Hybrid Approach discussed in the Operating Environment section of the annual report), which resulted in a greater need for space and water heating.

Operational Footprint for the year ended December 31

	2005 Baseline	2020	2021	2022	2023	2024	2025

GHG Emissions	1,985.2	1,105.0	906.4	544.2	806.8	630.9	736.8
(tonnes of CO2e)

Energy (GJ)	73,196	35,890	22,066	23,655	21,325	21,607	23,810

Water (m3)	38,591	6,589	6,596	7,706	5,725	4,031	4,186

Annual greenhouse gas emissions for other CMHC-owned properties are calculated in Energy Star Portfolio Manager (ESPM) by multiplying the site energy consumption for each fuel by the emissions factor for that specific fuel type16. We co-own (75% equity share) four properties that currently disclose energy consumption data using ESPM under Montreal’s by-law 21-042. We are leveraging the collection of data from these towers to help inform our own GHG inventory and, in accordance with guidance of the Greenhouse Gas Protocol, account for a proportional share of the towers’ GHG emissions.

Annual Greenhouse Gas Emissions (tonnes of CO2e) for the year ended December 31

Scope	2005 Baseline	2020	2021	2022	2023	2024	2025

Montreal Road Site[1]

Scope 1	797.1	789.6	687.9	412.3	544.6	546.5	618.4
Scope 2	1,188.1	315.4	218.5	131.9	262.2	87.3	118.4

Other CMHC-Owned Properties[2]

Scope 1						484.5	737.6
Scope 2						1.9	2.3

Total	1,985.2	1,105.0	906.4	544.2	806.8	1,120.2	1,476.7

[1]

2024 Scope 1 GHG emissions for the Montreal Road site have been restated to incorporate updated data and methodology. Impacts to 2024 were immaterial. Historical data prior to 2024 has not been recalculated.

[2]	We acknowledge the importance of developing a complete and accurate GHG inventory. Scope 1 and Scope 2 emissions may change as data and methodologies are refined.

[16]	Please refer to the ESPM Greenhouse Gas Emissions Technical Reference (https://portfoliomanager.energystar.gov/pdf/reference/Emissions.pdf ) document for more information on the methodology.

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Addressing GHG Emissions at the Montreal Road site

We continue to make progress on projects recommended in internal studies to reduce the current building-related carbon emissions.

In 2025, we delivered the following projects that are expected to assist in reducing greenhouse gas emissions:

•	Implementation of low-cost savings measures identified in an Utility Audit.

•	Repairs to the original windows in Building C to extend their life and reduce heat transfer, improving the building’s efficiency (multi-year program).

•	Design for the replacement of an old chiller with an energy-efficient and right-sized new chiller that will be implemented in 2026.

•	Design for the replacement of an old generator with an energy-efficient and right-sized new generator that will be implemented in 2026.

Scope 3 GHG Emissions

We calculate and report our operational Scope 3 GHG emissions using calculation methods stipulated in the GHG Protocol’s Technical Guidance for calculating Scope 3 Emissions. These methods involve collecting internal activity data then converting that data into GHG emissions using emission factors that best represent specific activities or collecting emissions data from third-party data providers. If necessary, we apply Global Warming Potential (GWP) values sourced from the IPCC to convert GHG emissions to carbon dioxide equivalent (CO2e).

Operational Scope 3 GHG emissions by category	Scope 3 GHG emissions (tonnes of CO2e) for the year ended

	December 31, 2024	December 31, 2025

Category 1: Purchased goods and services (IT Emissions)	187.0[1]	164.1

Category 2: Capital goods purchases	N/A	824.2

Category 5: Waste generated in operations (Montreal Road Site and facilities	14.7[2]	22.9
leased by CMHC)

Category 6: Business travel	1,049.6	799.4[3]

Category 7: Employee commuting	766.4[4]	756.0

Category 8: Upstream leased assets	N/A	250.8

Total operational Scope 3 GHG emissions	2,017.7	2,817.4

[1]	2024 figure restated to include the cradle-to-gate emissions.

[2]	2024 figures restated to include leased-facility emissions, and to align with updated data available.

[3]	The reduction from the prior year reflects updated air-travel emissions factors, due to methodological enhancements.

[4]	2024 figures restated to reflect updated data and methodological corrections.

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Emissions from Mortgage Insurance Activity Investment Portfolios (Financed Emissions)

We calculate and report the emissions from our investment activities in accordance with guidance from the Partnership for Carbon Accounting Financials (PCAF). Emissions from our debt investments are determined through corporate disclosures and third-party data of those entities currently not disclosing information. PCAF sets guidelines on the best approach for emissions reporting calculations by asset class. However, data quality and availability are still challenges for some asset categories, such as corporate debt and securitized products. For corporate debt where data is missing, we assume that our third-party providers’ estimates are a good proxy for the company’s emissions. For sovereign debt, we assume a linear extrapolation of emissions based on the most recent update since third-party data is refreshed only every 5-10 years. For securitized products, data availability is a constraint for reporting, and we continue to monitor progress on data availability.

For corporate debt, the relative decrease in Weighted Average Carbon Intensity (WACI) and Carbon Footprint between 2024 and 2025 is due to meaningful emissions improvement from the Utilities sector. For sovereign debt, the decrease in total emissions is mainly due to shrinkage in the size of holdings, while the increase in total emissions from sub-sovereign debt is mainly from the increase in holdings.

Emissions from Debt Portfolios for Mortgage Insurance Activity Investment Portfolios

	Current Value of Investment ($ billion)			Total Carbon Emissions (million tonnes of CO2e)				Carbon Footprint[1]			Weighted Average Carbon Intensity[2]
Portfolio Carbon Footprint for the year ended December 31	2023	2024	2025	2023		2024	2025	2023	2024	2025	2023	2024	2025

Corporate Debt	7.1	7.9	11.9	0.6		0.5	0.6	82	58	48	138	120	108

Sovereign Debt	6.4	7.9	3.5	1.4		1.8	0.8	290	323	333	N/A	N/A	N/A

Sub-Sovereign Debt	3.2	3.3	6.1	N/A	[3]	0.6	1.3	N/A	268	287	N/A	N/A	N/A

[1]	Carbon Footprint: Total carbon emissions for a portfolio normalized by total market value of portfolio

[2]	Weighted Average Carbon Intensity (WACI): Portfolio’s relative exposure to carbon-intensive industries

[3]	N/A represents emissions not measured due to the lack of data or methodology in the respective reporting period or a metric that’s not applicable to a specific asset class

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Emissions by Sector from Mortgage Insurance Activity Investment Portfolios

Summarized in the following section are the actual portfolio emissions for the sectors within our MI corporate and sovereign debt portfolios expressed in standardized terms to allow for comparison.

	Carbon Footprint (tonnes of CO2e/$million invested)			Weighted Average Carbon Intensity (tonnes of CO2e/$million revenue)
Sector	2023	2024	2025	2023	2024	2025

Utilities	341	193	115	619	620	427

Transportation and Warehousing	173	148	180	319	335	336

Manufacturing	54	82	61	55	50	57

Real Estate and Rental and Leasing	5	6	4	33	41	37

Mining, Quarrying, and Oil and Gas	106	99	109	229	247	226
Extraction

Finance and Insurance	1	1	1	4	6	3

Administrative and Support and Waste	140	106	68	490	434	265
Management and Remediation Services

Information	11	10	9	21	20	23

Wholesale Trade	170	259	117	81	95	60

Retail Trade	25	20	24	29	28	26

Accommodation and Food Services	50	27	37	138	90	96

Arts, Entertainment, and Recreation	4	5	5	38	48	28

Agriculture, Forestry, Fishing and	138	97	81	65	60	56
Hunting

Professional, Scientific, and Technical	2	2	2	5	4	4
Services

Health Care and Social Assistance	12	11	15	13	12	17

Construction	2	29	15	2	19	19

Climate Data Cover for Mortgage Insurance Activity

Our financed emissions data coverage excludes emissions associated with securitized products due to the lack of a methodology to measure emissions for these asset classes.

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The following Scope 3 categories are applicable to our activities, but their measurement has not been completed to date:

•	Category 1: Purchased good and services (excluding IT emissions mentioned above)

•	Category 2: Capital goods (excluding emissions for capital projects mentioned above)

•	Category 4: Upstream transportation and distribution

•	Category 15: Investments (excluding those reported in the section above for the Mortgage Insurance activity)

Other Scope 3 categories are not included in our GHG inventory because they are not applicable to our activities.

Look Ahead:

•	We are committed to advancing the robustness of our GHG emissions reporting.

•	We are advancing our understanding of climate-related risks and integrating these considerations into our risk management processes.

•	We continue to monitor emerging climate-related opportunities that support climate resilience across the housing system.

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Affordability-linked pools: National Housing Act Mortgage-Backed Securities that contain social-housing loans or multi-family loans insured under the MLI Multi-Unit Flex product or MLI Select product with the affordability commitment. Arrears rate: The ratio (expressed as a percentage) of all loans that are typically more than 30 days past due for multi-unit insurance products and 90 days past due for homeowner, to the number of outstanding insured loans. Borrower defaults: Defaults from the mortgage insurance business occur when a borrower has missed the equivalent of at least one payment as at the reporting date. Capital available to capital required: Under the securitization activity, the ratio (expressed as a percentage) of capital available to capital required, where capital required is calculated by applying risk factors to asset and liability exposures using a framework developed in accordance with both regulatory and economic capital principles. Capital available to minimum capital required: Under the Mortgage Insurance activity, the ratio (expressed as a percentage) of capital available to minimum capital required, where capital available is calculated as total equity adjusted for assets with a capital requirement of 100% and minimum capital required is calculated by applying risk factors to investment asset and liability exposures in accordance with guidelines established by the Office of the Superintendent of Financial Institutions. Combined ratio: This ratio is the combination of the insurance service expense ratio and the operating expense ratio. Contractual service margin (CSM): Represents the expected future profit of our insurance contract liabilities. Guarantees-in-force: The total guarantees related to the timely payment of principal and interest of National Housing Act Mortgage-Backed Securities for investors in securities issued by approved issuers on the basis of housing loans through the National Housing Act Mortgage-Backed Securities program and the Canada Mortgage Bonds issued by the Canada Housing Trust. Insurance service expense ratio: Replacing the loss ratio, this metric measures the ratio between insurance service expense over insurance revenues. Insurance-in-force: The total amount of outstanding loan balances covered by mortgage insurance policies at a specific period in time. Main estimates: The main estimates present the government’s spending plans for each federal organization and provide items that will be included in an appropriation bill. Missing middle: A broad term that refers to ground-oriented housing types typically characterized by gentle- to-medium-density. Mortgage Insurance Capital Adequacy Test (MICAT): The minimum capital required, calculated by applying a risk-based formula defined in the Office of the Superintendent of Financial Institutions Capital Adequacy Requirements Guideline for Canadian mortgage insurance companies. Non-IFRS measures: We use a number of financial measures to assess our performance. Some are not calculated in accordance with International Financial Reporting Standards (IFRS), are not defined by IFRS and do not have standardized meaning that would ensure consistency and comparability with other institutions. 2025 Annual Report 159

Operating budget ratio: The ratio (expressed as a percentage) of operating budget expenses for all of CMHC’s activities (excluding Canada Housing Trust) during the period to premiums, fees, guarantee and application fees received, net interest income from lending programs and normalized government funding.

Operating expense ratio – mortgage insurance activity: The ratio (expressed as a percentage) of operating expenses during the period to insurance revenue during the period for the mortgage insurance activity.

Operating expense ratio – securitization activity: The ratio (expressed as a percentage) of operating expenses during the period, exclusive of those related to the administration of the covered bond legal framework, to guarantee and application fees earned during the period.

Return on equity: The annualized net income divided by the average of the beginning and ending equity for the period, used to highlight operating performance.

Return on required equity: The annualized net income, adjusted to remove investment income earned on capital in excess of capital required, divided by the average required capital for the period.

Secondary suite: A self-contained dwelling located within the principal dwelling (such as in the basement) with a private entrance.

Severity ratio: The ratio (expressed as a percentage) of insurance claims to the original insured loan amount for the claims paid in the period.

Other glossary terms

Affordability/affordable housing: In Canada, housing is generally considered affordable if it costs less than 30% of a household’s before-tax income. Affordable housing can include housing provided by the private, public and non-profit sectors. It also includes all forms of housing tenure: rental, ownership and co-operative ownership, as well as temporary and permanent housing.

Approved issuer: A business organization that, having met the criteria established by CMHC, is approved to issue and administer guaranteed National Housing Act Mortgage-Backed Securities.

Approved lender: A lending institution designated as an approved lender by CMHC under the National Housing Act. Only approved lenders may qualify for CMHC loan insurance.

Canada Housing Trust: The Canada Housing Trust is a special-purpose trust that acquires interests in eligible insured housing loans, such as National Housing Act Mortgage-Backed Securities, and issues Canada Mortgage Bonds. The Canada Housing Trust also purchases highly rated investments and undertakes certain related financial hedging activities. We consolidate the accounts of Canada Housing Trust with our securitization activity. Canada Housing Trust’s assets and liabilities are neither owned by nor held for our benefit. The beneficiaries of the trust, after payment of all obligations, are one or more charitable organizations.

Committed: Committed in this context refers to funding earmarked to support the building or repair of units of whose formal project agreement is still subject to final approvals and conditions, as well as funding for which a formal loan agreement is duly executed and a binding agreement is reached to provide credit under pre-specified terms and conditions.

Home retrofits for energy efficiency: When you do an energy-efficiency retrofit on your building, you upgrade its energy-consuming systems. Retrofitting may involve improving or replacing lighting fixtures, ventilation systems or windows and doors, or adding insulation where it makes economic sense. It also means including energy efficiency measures in all your renovation and repair activities.

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Lending programs: Under the National Housing Act, and in support of Canada’s National Housing Strategy, we provide loans and contributions to federally subsidized social housing sponsors, First Nations, provinces, territories and municipalities. We also provide non-subsidized housing support loans. Our loan portfolio is comprised of a mix of renewable and non-renewable loans which may be on or off-reserve. Direct Lending is the current borrowing initiative we use to refinance our renewable loans as well as to finance new commitments on-reserve. These loans can be financed at lower interest rates due to our status as a federal Crown corporation. As such, we are able to lower the cost of government assistance required for social housing projects. Direct Lending is operated on a planned break-even basis.

Physical risk: Effect of uncertainties related to severe and frequent extreme weather events, as well as chronic changes to the environment due to climate change (e.g., temperature increase, sea level rise), on the achievement of our strategic results.

Rural area: Refers to all land lying outside population centres and the people living within those areas.

Transition risk: Effect of uncertainties associated with efforts to move to a low-carbon economy, including changes to current or future government policies, technological innovations and/or consumer and investor preferences and their impacts on the achievement of our strategic results.

Vulnerable: People belonging, or perceived to belong, to groups that are in a disadvantaged position or marginalized are often referred to as groups that are made vulnerable. In the case of the National Housing Strategy, priority groups currently defined as vulnerable include survivors (especially women and children) fleeing domestic violence, seniors, Indigenous peoples, people with disabilities, those dealing with mental health and addiction issues, veterans, 2SLGBTQIA+, racialized groups, newcomers (including refugees), individuals and families experiencing homelessness, and young adults.

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Historical Information

(in millions, unless otherwise indicated)	2025	2024	2023 (restated)[1]	2022	2021
Consolidated Results					
Total assets	357,013	327,355	299,569	297,168	300,357
Total liabilities	340,851	313,321	287,006	285,207	287,147
Total equity of Canada	16,162	14,034	12,563	11,961	13,210
Total revenues and government funding[2]	7,657	6,916	7,505	5,587	6,296
Total expenses (including income taxes)[3]	5,834	5,422	6,195	4,147	4,372
Net income	1,823	1,494	1,310	1,440	1,924
Operating budget ratio	8.0%	9.8%	9.1%	11.6%	9.6%
Housing Programs					
Government funding	4,922	4,606	5,494	3,408	3,668
Net income (loss)	(18)	(18)	(20)	140	91
Total equity of Canada	869	817	814	846	569
Mortgage Insurance					
Insurance-in-force ($B)[4]	471	440	414	399	401
Total insured volumes	88,723	85,160	66,472	62,437	53,911
Premiums and fees received	2,903	2,289	1,557	1,675	1,802
Premiums and fees earned	43	38	33	23	1,399
Insurance revenue	1,416	1,087	1,004	867	-
Claims paid	34	45	52	64	139
Insurance claims expense	-	-	-	-	(317)
Insurance service expense	148	137	119	(106)	-
Net income	1,045	793	676	727	1,285
Arrears rate	0.32%	0.30%	0.29%	0.25%	0.28%
Loss ratio	-	-	-	-	(22.7)%
Insurance service expense ratio	10.5%	12.6%	11.9%	(12.2)%	-
Operating expense ratio	15.0%	18.0%	17.1%	20.4%	23.2%
Combined ratio	25.5%	30.6%	29.0%	8.2%	0.5%
Initial contractual service margin ratio[5]	55.8%	62.8%	65.1%	71.2%	-
Severity ratio[6]	24.6%	29.3%	26.8%	26.0%	27.3%
Return on equity	8.2%	7.4%	6.7%	6.9%	10.3%
Return on required equity	9.7%	8.2%	7.3%	8.1%	14.8%
Capital available to minimum capital required (% MICAT)	210%	188%	185%	175%	213%
% Estimated outstanding Canadian residential mortgages with CMHC insurance coverage ($)	19.8%	19.8%	19.3%	19.2%	24.1%
Securitization					
Guarantees-in-force ($B)[4]	573	553	508	471	461
Securities guaranteed ($B)	226	224	196	187	184
Guarantee and application fees received	1,043	1,063	935	962	1,008
Guarantee and application fees earned	971	901	827	756	716
Net income	791	715	645	556	545
Operating expense ratio	5.8%	5.9%	6.7%	7.5%	8.2%
Return on equity	54.1%	42.1%	46.3%	39.0%	24.6%
Economic capital available to economic capital required[5]	113%	140%	120%	149%	136%
% Estimated outstanding Canadian residential mortgages with CMHC securitization guarantee ($)	24.0%	24.9%	23.8%	22.9%	24.1%

[1] Figures have been restated to reflect the adoption of IFRS 17 effective 1 January 2022.

[2] For 2022, 2023, 2024 and 2025, includes net interest income, insurance service result, net financial result, government funding, premiums and fees earned, and other income, to reflect the presentation under IFRS 17.

[3] For 2022, 2023, 2024, includes housing programs expenses, operating expenses, self-insurance service income or expense, and income taxes, to reflect the presentation under IFRS 17 while 2025 includes housing programs expenses, operating expenses, and income taxes to reflect presentation under IFRS 17.

[4] Our total exposure is less than the sum of these figures as we insure a portion of the loans included in guarantees-in-force.

[5] In 2025, capital required was updated to reflect minimum capital required instead of capital required at the operating level, to better facilitate assessment of our capital position against our capital targets.

[6] In 2025, the calculation methodology for the severity ratio was revised. We have restated the prior period figures to align to the new methodology.

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